B2GOLD CORP.

Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, B.C. V7X 1J1

2012	Notice of Special Meeting of B2Gold Shareholders

SPECIAL MEETING	Management Information Circular

Form of Proxy

Place:	Emerald A Ballroom
Fairmont Pacific Rim Hotel
1038 Canada Place
Vancouver, British Columbia

Time:	2:00 p.m. (Vancouver time)

Date:	December 20, 2012

B2GOLD CORP.

CORPORATE DATA	Head Office

Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia V7X 1J1

Directors and Officers

Robert Cross – Chairman and Director
Robert Gayton – Director
Barry Rayment – Director
Jerry Korpan – Director
John Ivany – Director
Bongani Mtshisi – Director

Clive Johnson - Chief Executive Officer, President and Director
Roger Richer – Executive Vice President, General Counsel and Secretary
Mark Corra – Senior Vice President Finance and Chief Financial Officer
Tom Garagan – Senior Vice President Exploration
Dennis Stansbury – Senior Vice President Development & Production
George Johnson – Senior Vice President Operations
Ian MacLean – Vice President Investor Relations
William Lytle – Vice President-Country Manager, Namibia
Dale Craig – Vice President-Country Manager, Nicaragua
Peter Ozorio – Treasurer
Eduard Bartz – Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 200, 250 Howe Street
Vancouver, British Columbia V7Y 1L3

Listing

Toronto Stock Exchange: Symbol “BTO”
Namibian Stock Exchange: Symbol “B2G”
OTCQX: Symbol “BGLPF”

Dear B2Gold Shareholder:

On September 18, 2012, B2Gold Corp. (“B2Gold”) entered into an agreement, as amended on November 1, 2012, with CGA Mining Limited (“CGA”) to acquire all of the issued and outstanding securities of CGA to create a global growth-oriented intermediate gold company. Assuming completion of the transaction, B2Gold will acquire all of the issued ordinary shares of CGA and will issue as consideration 0.74 of a B2Gold common share for each CGA ordinary share held.

The combination of B2Gold and CGA will result in a merged entity operating the Masbate gold mine in the Philippines, in addition to B2Gold’s existing La Libertad and Limon gold mines in Nicaragua. The Masbate gold mine is expected to produce approximately of 200,000 ounces of gold over the twelve month period ending June 30, 2013. B2Gold is well positioned to operate and progress exploration at the Masbate gold mine given its strong funding capacity and a management team with significant exploration, mine development and operating experience. Further, the merged entity will possess a strong growth profile through its Otjikoto project in Namibia and its Gramalote joint venture (51% AngloGold Ashanti/49% B2Gold) project in Colombia.

In reaching its decision to approve the transaction, B2Gold’s board of directors considered the positive results of the due diligence review conducted by B2Gold’s management and its advisors, as well as the benefits of creating a merged entity with the following attributes:

  Rapidly Expanding Production Profile. Total production of approximately 385,000 ounces of gold in 2013 from three operating mines, with projected growth to over 700,000 ounces of gold production from five operating mines (assuming completion of the Otjikoto and Gramalote projects).

  Significant Reserve and Resource Base. Proven and probable gold reserves of 3.9 million ounces, measured and indicated gold resources of 9.6 million ounces (inclusive of reserves) and inferred gold resources of 4.7 million ounces.

  Aggressive Exploration Agenda. Significant exploration programs at existing mines and development assets, as well as at highly prospective earlier stage projects in Nicaragua, Colombia and Uruguay.

  Geographic Diversification. Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate operational and geopolitical risk.

  Strong Financial Position. Cash and cash equivalent assets of approximately $130 million which, in addition to continued strong cash flow from operations and good access to debt capital markets, will provide substantial flexibility for future development activities.

  Experienced Management Team. Proven combined management and technical personnel with extensive exploration, mine development, operating and financial expertise.

  Enhanced Capital Markets Profile. The integration of the companies’ diversified mining assets, its development plan and a combined market capitalization of approximately US$2.9 billion (pro forma at the transaction announcement date), with listings on both the Toronto Stock Exchange and Namibian Stock Exchange, provides access to a wider group of investors as well as potentially better trading liquidity and increased analyst coverage.

Following the completion of the transaction, B2Gold shareholders will continue to hold their existing B2Gold common shares. B2Gold expects to issue up to 250,040,370 new B2Gold common shares to CGA shareholders and, if no further CGA options are exercised or cancelled prior to the implementation of the transaction, approximately 1,933,557 new B2Gold common shares as consideration to CGA optionholders for the cancellation of their CGA options, for a total of up to 251,973,927 new B2Gold common shares being issued in connection with the transaction, representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012. If all of the CGA options issued and outstanding as at the date hereof are exercised prior to the implementation of the transaction, B2Gold expects to issue up to 254,335,762 new B2Gold common shares to CGA shareholders, representing approximately 64.7% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012. Assuming no currently outstanding B2Gold convertible securities are exercised, existing B2Gold shareholders will hold approximately 61% of the issued and outstanding common shares and former CGA shareholders will hold approximately 39% of the issued and outstanding B2Gold common shares.

The Toronto Stock Exchange listing rules generally require a listed company to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis, prior to the date of closing of the acquisition. Therefore, in order for the proposed transaction to become effective, the CGA Merger Resolution must be approved by at least a majority of the votes cast by B2Gold shareholders, either present in person or by proxy at a special meeting.

B2Gold has called the special meeting of its shareholders to consider a resolution to approve the issuance of up to 251,973,927 new B2Gold common shares (subject to adjustment to up to a maximum of 254,335,762 new B2Gold common shares, if required as a result of the exercise of CGA options prior to the implementation of the transaction) as consideration to be paid to CGA securityholders. The special meeting of B2Gold shareholders is being held on December 20, 2012, shortly before the meeting of CGA shareholders that has been called to consider the transaction and related matters.

AFTER CAREFUL CONSIDERATION OF THE TRANSACTION, THE B2GOLD BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT B2GOLD SHAREHOLDERS VOTE IN FAVOUR OF THE CGA MERGER RESOLUTION.

The information circular contains details concerning the transaction together with detailed information concerning B2Gold and CGA and the resulting merged entity. Shareholders are urged to carefully review the information circular and accompanying materials as they contain important information regarding such matters.

The transaction is subject to several conditions that must be satisfied or, where applicable, waived before completion, including: CGA shareholder approval, B2Gold shareholder approval, obtaining Australian court orders, and satisfaction of governmental or regulatory conditions including Australian Securities and Investments Commission, Toronto Stock Exchange and Australian Securities Exchange approvals. Assuming that all of the conditions to the transaction are satisfied or waived, as applicable, B2Gold expects that the transaction will be implemented on or about January 31, 2013.

B2Gold shareholders are requested to complete and return the enclosed form of proxy to ensure that their B2Gold shares will be represented at the special meeting, if they are not able to attend the special meeting in person.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

Thank you for your continued support of B2Gold.

Sincerely,

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer and Director

B2GOLD CORP.
NOTICE OF SPECIAL MEETING
to be held December 20, 2012

NOTICE IS HEREBY GIVEN that a special meeting (the “B2Gold Meeting”) of the Shareholders of B2GOLD CORP. (“B2Gold”) will be held in the Emerald A Ballroom, Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia on December 20, 2012 at 2:00 p.m. (Vancouver time) to:

1.

consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Schedule “A” to the accompanying management information circular of B2Gold (the “Information Circular”), approving the issuance of up to 251,973,927 B2Gold common shares (the “New B2Gold Shares”) (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction), representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012, which includes the New B2Gold Shares issuable to:

	(a)	the eligible shareholders of CGA Mining Limited (“CGA”), where such shareholders of CGA will receive 0.74 of a New B2Gold Share for each CGA share held; and

	(b)	the optionholders of CGA as consideration for the cancellation of their CGA options,

in each case, in connection with a court approved scheme of arrangement between CGA and its shareholders under Part 5.1 of the Australian Corporations Act 2001, pursuant to which B2Gold will acquire all of the issued and outstanding securities of CGA, in accordance with the merger implementation agreement dated September 18, 2012, as amended, between B2Gold and CGA, all as more particularly set forth in the merger implementation agreement and described in the Information Circular; and

2.	to transact such other business as may properly come before the B2Gold Meeting, or any adjournment.

The Board of Directors of B2Gold has fixed the close of business on November 19, 2012 as the record date for determining shareholders who are entitled to receive notice and to vote at the B2Gold Meeting. No person who becomes a shareholder of B2Gold after the record date will be entitled to vote or act at the B2Gold Meeting or any adjournment thereof.

Accompanying this Notice of Special Meeting are: (i) the Information Circular; and (ii) a form of proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the B2Gold Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the B2Gold Meeting will be available for inspection at the registered and records office of B2Gold at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to December 20, 2012, being the date of the B2Gold Meeting, as well as at the B2Gold Meeting.

If you are a registered shareholder and are unable to attend the B2Gold Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to B2Gold, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on December 18, 2012, or if the B2Gold Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the B2Gold Meeting.

Laurel Hill Advisory Group is acting as B2Gold’s proxy solicitation agent. If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 19th day of November, 2012.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer and Director

NOTICE TO SHAREHOLDERS

Date of Information

In this Information Circular, B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “B2Gold”. All information contained in this Information Circular is as at November 19, 2012, unless otherwise stated, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Information Circular is to be construed as referring to information given as of that date.

No person has been authorized to give information or to make any representations in connection with the transactions discussed herein other than those contained in this Information Circular and, if given or made, any such information or representations should be considered as not having been authorized by B2Gold or CGA.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Cautionary Note Regarding Forward-Looking Statements

This Information Circular, the pro forma financial statements and the documents incorporated by reference in the Information Circular contain statements of forward-looking information within the meaning of applicable securities laws. These forward-looking statements are made as of the date of this document or as of the date of the document from which they are incorporated by reference.

Forward-looking statements relate to future events or future performance and reflect B2Gold and CGA managements’ expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the timing and implementation of the proposed Transaction, the expected benefits of the Transaction considered by the B2Gold Board in making its recommendation that B2Gold Shareholders vote in favour of the CGA Merger Resolution, the integration of B2Gold and CGA following the Transaction, estimation of mineral reserves and mineral resources, availability of cash flow to fund capital requirements, the timing and amount of estimated future production, availability of project financing, and success of mining and development operations. Assumptions upon which such forward-looking statements are based include that B2Gold and CGA will be able to satisfy the conditions in the Merger Implementation Agreement, that the required approvals will be obtained from the shareholders of each of B2Gold and CGA, that all third party, court, regulatory and governmental approvals to the Transaction will be obtained, tax treatment of the Transaction and that all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of B2Gold or CGA and there is no assurance they will prove to be correct.

Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Information Circular reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, B2Gold and CGA cannot be certain that actual results will be consistent with these forward-looking statements.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of B2Gold and CGA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: failure to complete the Transaction could negatively impact the market price for B2Gold Shares and future business and financial results; the conditions to the Transaction not being satisfied, in which case the Transaction would not be completed; a “market overhang” could adversely affect the market price of B2Gold Shares after completion of the Transaction; risks related to the integration of B2Gold’s and CGA’s businesses, including integration of their respective management teams and board members; risks associated with aggregating the individual risks affecting CGA and B2Gold separately; risks relating to changes in national and local government, legislation, taxation, regulations and political or economic developments in Nicaragua, Namibia, Colombia, Uruguay and the Republic of the Philippines, or other countries in which B2Gold may carry on business in the future; risks associated with future prices of gold; possible variations in mineral reserves, grade or recovery rates; risks of accidents, labour disruptions, inability to obtain suitable or adequate machinery, equipment or skilled employees or contractors and other risks of the mining industry; unanticipated recovery rates, productions problems, and changes in mining processing and overhead costs; changes in mineral reserve and resource estimates; risks related to operations in remote areas; property interests, title to properties, permits and licenses, environmental risks and development; risks related to joint ventures; economic factors affecting the gold mining industry, competition, foreign exchange rate fluctuations, fluctuation of securities prices and additional financing; dependence on key personnel, conflicts of interest; risks associated with outside contractors; risks associated with hedging programs; risks associated with small scale miners in Aroroy, Masbate; uncertainties regarding outstanding land holding issues; as well as those factors detailed from time to time in B2Gold’s and CGA’s interim and annual financial statements and management’s discussion and analysis of those statements, all of which are filed and available for review on their respective profiles on SEDAR at www.sedar.com. Although each of B2Gold and CGA has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. B2Gold and CGA provide no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. B2Gold and CGA do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. References in this Information Circular to “C$” or “Canadian dollars” are to the lawful currency of Canada, references in this Information Circular to “N$” or “Namibian dollars” are to the lawful currency of Namibia, references in this Information Circular to “córdobas” or “Nicaraguan córdobas” are to the lawful currency of Nicaragua and references in this Information Circular to “US$” or “United States dollars” are to the lawful currency of the United States.

On November 16, 2012, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.9972. As of the same date, based on cross rates with the Canadian dollar, one Namibian dollar equalled US$0.1128, one Colombian peso equalled US$0.000548 and one Nicaraguan córdoba equalled US$0.0417.

Information Concerning CGA Mining Limited

Except as otherwise indicated, the information concerning CGA contained in this Information Circular has been provided by CGA or taken from or based upon publicly available documents and records on file with securities regulatory authorities and other public sources. Although B2Gold has no knowledge that would indicate that any statements contained herein concerning CGA taken from or based upon such documents and records are untrue or incomplete, neither B2Gold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to B2Gold. B2Gold has no means of verifying the accuracy or completeness of any of the information contained herein relating to CGA that has been provided by CGA or that has been derived from CGA’s publicly available documents or records or whether there has been any failure by CGA to disclose events that may have occurred or may affect the significance or accuracy of any information.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

B2Gold is a company existing under the laws of British Columbia, Canada. The proxy solicitation rules under Section 14(a) of the U.S. Exchange Act are not applicable to B2Gold or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

Information concerning the properties and operations of CGA and B2Gold has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Information Circular have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “proven reserves”, “probable reserves” and “proven and probable reserves” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the SEC’s Industry Guide 7 (“Guide 7”) under the U.S. Securities Act. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined. Accordingly, information contained or incorporated by reference in this Information Circular contain descriptions of B2Gold’s or CGA’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Financial statements included or incorporated by reference in this Information Circular have been prepared in accordance with either International Financial Reporting Standards or Canadian generally accepted accounting principles, which both differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. Shareholders should be aware that the Merger described in this Information Circular may have tax consequences in both the United States and Canada.

The enforcement by securityholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of B2Gold and CGA is incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Information Circular are not residents of the United States and that all or a substantial portion of their respective assets and said persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon B2Gold or CGA, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Q & A ON THE TRANSACTION, VOTING RIGHTS
AND SOLICITATION OF PROXIES

Unless otherwise stated, the information in this Information Circular is as of November 19, 2012. For ease of reference, a glossary of capitalized terms used in this Information Circular can be found starting at page 10.

What is this document?

This Information Circular is a management information circular sent to B2Gold Shareholders in advance of a special meeting of B2Gold Shareholders to be held in connection with the proposed acquisition of CGA by B2Gold, as set out in the Notice of B2Gold Meeting. This Information Circular provides additional information in respect of the business of the B2Gold Meeting. References in this Information Circular to the B2Gold Meeting include any adjournment or postponement that may occur. A form of proxy or voting instruction form accompanies this Information Circular.

Why is the B2Gold Meeting being held?

The B2Gold Meeting is being held in order to approve the issuance of B2Gold Shares in connection with the Transaction. Pursuant to the TSX listing rules, a listed company is generally required to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis. As the Transaction will result in B2Gold issuing in excess of 25% of the outstanding B2Gold Shares, B2Gold Shareholder approval is required. It is a condition of the Transaction that the CGA Merger Resolution be approved by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy. B2Gold is seeking the approval of B2Gold Shareholders to issue up to 251,973,927 New B2Gold Shares (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction) in connection with the Merger, representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012.

Why is B2Gold proposing to acquire CGA?

In reaching its decision to approve the transaction, B2Gold’s board of directors considered the positive results of the due diligence review conducted by B2Gold’s management and its advisors, as well as the benefits of creating a combined entity with the following attributes:

  Rapidly Expanding Production Profile. Total production of approximately 385,000 ounces of gold in 2013 from three operating mines, with projected growth to over 700,000 ounces of gold production from five operating mines (assuming completion of the Otjikoto and Gramalote projects).

  Significant Reserve and Resource Base. Proven and probable gold reserves of 3.9 million ounces, measured and indicated gold resources of 9.6 million ounces (inclusive of reserves) and inferred gold resources of 4.7 million ounces.

  Aggressive Exploration Agenda. Significant exploration programs at existing mines and development assets, as well as at highly prospective earlier stage projects in Nicaragua and Uruguay.

  Geographic Diversification. Production and development assets spanning three continents and located in high- growth emerging economies, serving to mitigate operational and geopolitical risk.

  Strong Financial Position. Cash and cash equivalent assets of approximately $130 million which, in addition to continued strong cash flow from operations and good access to debt capital markets, will allow B2Gold substantial flexibility for future development activities.

  Experienced Management Team. Proven combined management and technical personnel with extensive exploration, mine development, operating and financial expertise.

  Enhanced Capital Markets Profile. The integration of the companies’ diversified mining assets, its development plan and a combined market capitalization of approximately US$2.9 billion (pro forma at the transaction announcement date), with listings on both the TSX and NSX, provides access to a wider group of investors as well as potentially better trading liquidity and increased analyst coverage.

For additional reasons to support the Transaction, please see the section of this Information Circular entitled “The Transaction – Recommendation of the Board – Reasons for the Transaction”.

How is the Transaction being implemented?

The Transaction will be implemented by way of a court-approved scheme of arrangement under the Australian Corporations Act. Under the terms of the Transaction, B2Gold will acquire all of the issued and outstanding ordinary shares of CGA, and each CGA Shareholder will be entitled to receive, in exchange for each of their CGA Shares, 0.74 B2Gold Shares. Based on the September 17, 2012 closing price of B2Gold common shares on the TSX (the last TSX trading day before the announcement of the Transaction) of $4.30, the implied value of the consideration was $3.18 per CGA ordinary share, representing a 26% premium to CGA’s closing price on the TSX on September 17, 2012 and a 22% premium to CGA’s 20-day volume weighted average trading price on the TSX as at September 17, 2012.

B2Gold Shareholders will continue to hold their existing B2Gold Shares. CGA will therefore become a 100%-owned subsidiary of B2Gold.

When does B2Gold expect the Transaction to be completed?

The completion of the Transaction is subject to several conditions that must be satisfied or waived (where applicable), including: CGA Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions including Australian foreign investment, ASIC, TSX and ASX approvals. Assuming that all of the conditions to the Transaction are satisfied, B2Gold expects that the Transaction will be implemented on or about January 31, 2013.

What is the B2Gold Board view of the Transaction?

After careful consideration of the Transaction and the rationale set forth in “The Transaction – Recommendation of the Board - Reasons for the Transaction”, the B2Gold Board has unanimously RECOMMENDED that B2Gold Shareholders VOTE IN FAVOUR of the CGA Merger Resolution.

Each member of the B2Gold Board has informed B2Gold that they intend to vote all B2Gold Shares over which they have control or direction in favour of the CGA Merger Resolution.

Who will be President and Chief Executive Officer of New B2Gold?

B2Gold’s current President and Chief Executive Officer, Clive Johnson, will remain as President and Chief Executive Officer of New B2Gold following the completion of the Transaction.

Who will be on New B2Gold’s Board?

New B2Gold’s board will be comprised of the existing seven directors of B2Gold and Michael Carrick, an existing director of CGA. See “New B2Gold - Directors and Officers” for a further description of each director’s profile.

What other conditions must be satisfied to complete the Transaction?

The Transaction is conditional upon, among other things, the satisfaction or waiver (where applicable) of the following:

•	the approval by B2Gold Shareholders of the CGA Merger Resolution by a simple majority (50% plus one) of votes cast at the B2Gold Meeting, present in person or by proxy;

•	the approval of the Transaction by CGA Shareholders, by:

	o	at least 75% of the total number of votes cast on the CGA Resolution; and

o

unless the Court orders otherwise, a majority in number (more than 50%) of the total number of CGA Shareholders present and voting, at the CGA Shareholders’ Meeting (either in person or by proxy, corporate representative or attorney);

•	approval of the Transaction by the Court following the approval of the Transaction by CGA Shareholders;

•	each of ASIC, ASX and the TSX providing such consents, waivers, modifications, exemptions, approvals and doing other such acts necessary to implement the Transaction; and

•	the conditional approval of the TSX to list the New B2Gold Shares issuable in connection with the Transaction.

See the sections of this Information Circular entitled “The Merger Implementation Agreement - Conditions”, “The Transaction - Approvals” and “The Transaction - Regulatory Matters”.

Am I entitled to dissent rights?

No. B2Gold Shareholders are not entitled to dissent rights in connection with the actions to be taken at the B2Gold Meeting.

How will the Transaction affect my ownership and voting rights as a Shareholder of B2Gold?

As at the date of this Information Circular, 393,261,542 B2Gold Shares were issued and outstanding. In addition, there are B2Gold Options outstanding to acquire 22,580,203 B2Gold Shares, and B2Gold Warrants outstanding exercisable for 515,775 B2Gold Shares. Pursuant to the terms of the Merger Implementation Agreement, B2Gold expects to issue up to 250,040,370 New B2Gold Shares to CGA Shareholders. If no further CGA Options are exercised or cancelled prior to the implementation of the Transaction, B2Gold expects to issue approximately 1,933,557 New B2Gold Shares as Cancellation Consideration to CGA Optionholders. Accordingly, B2Gold expects to issue up to 251,973,927 New B2Gold Shares in connection with the Transaction, representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012, as more fully described under the headings “The Transaction - Treatment of CGA Options” and “Information Concerning CGA – Description of the Capital Structure”. If all of the CGA Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue up to an additional 4,295,391 New B2Gold Shares to CGA Shareholders, for a total of 254,335,762 New B2Gold Shares to be issued to CGA Shareholders, representing approximately 64.7% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012.

Immediately following implementation of the Transaction (assuming no currently outstanding B2Gold Options or B2Gold Warrants are exercised and assuming that no further CGA Options are exercised or cancelled prior to the implementation of the Transaction), existing B2Gold Shareholders will hold approximately 61% of the issued and outstanding B2Gold Shares and former CGA Shareholders will hold approximately 39% of the issued and outstanding B2Gold Shares. If all currently outstanding B2Gold Options and B2Gold Warrants were exercised, the effect would be that existing B2Gold and CGA Securityholders would own approximately 62% and 38% of the issued and outstanding B2Gold Shares, respectively. B2Gold is seeking the approval of B2Gold Shareholders to issue up to 251,973,927 New B2Gold Shares (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction) in connection with the Transaction.

Are there risks I should consider in connection with the Transaction?

Yes. A number of risk factors that you should consider in connection with the Transaction are described in the section of this Information Circular entitled “Risk Factors”.

Who is eligible to vote?

Holders of B2Gold Shares at the close of business (Vancouver time) on November 19, 2012 and their duly appointed representatives are eligible to vote.

How do I vote?

If you are eligible to vote and your B2Gold Shares are registered in your name, you can vote your B2Gold Shares in person at the B2Gold Meeting or by signing and returning your form of proxy by mail in the self-addressed envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

If your B2Gold Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “How do I vote if my B2Gold Shares are held in the name of an intermediary (a bank, trust company, securities broker, trustee or other holder)?”, below.

If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

What happens if I want to attend the B2Gold Meeting and vote in person?

If you are a registered B2Gold Shareholder and wish to vote in person, you may present yourself to a representative of the transfer agent at the B2Gold Meeting. Your vote will be taken and counted at the B2Gold Meeting. If you wish to vote in person at the B2Gold Meeting, do not complete or return the form of proxy.

If you are a Beneficial Shareholder and you wish to vote in person at the B2Gold Meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you with the Information Circular. In doing so, you are instructing your nominee to appoint you as proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the B2Gold Meeting. You should present yourself to a representative of the transfer agent upon arrival at the B2Gold Meeting.

How do I know if I am a “registered” shareholder or a “beneficial” shareholder?

B2Gold Shareholders may be “registered B2Gold Shareholders” or “Beneficial Shareholders”. If a B2Gold Shareholder’s name appears on a physical share certificate, such B2Gold Shareholder is a “registered B2Gold Shareholder”. If a B2Gold Shareholder holds B2Gold Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency, such B2Gold Shareholder is a “Beneficial Shareholder” and he or she will not have a physical share certificate. Such Beneficial Shareholder will typically have an account statement from his or her bank or broker as evidence of his or her B2Gold Share ownership.

What constitutes a quorum at the B2Gold Meeting?

A quorum for the B2Gold Meeting is at least two or more registered B2Gold Shareholders holding at least five per cent (5%) of the voting share capital of B2Gold present in person or by proxy. No business shall be transacted at the B2Gold Meeting unless a quorum is present at the commencement of the B2Gold Meeting. If a quorum is present at the commencement of the B2Gold Meeting, a quorum shall be deemed to be present during the remainder of the B2Gold Meeting.

Who is soliciting my proxy?

The management of B2Gold is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of B2Gold and Laurel Hill Advisory Services, B2Gold’s proxy solicitation agent. The cost of the solicitation will be borne by B2Gold. If you have any questions or require assistance in voting, please contact Laurel Hill Advisory Group at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com

What do I do with my completed form of proxy?

Registered B2Gold Shareholders are encouraged to complete and return the enclosed form of proxy if they are not able to attend the B2Gold Meeting. Sending in a form of proxy will not prevent a registered B2Gold Shareholder from subsequently voting in person at the B2Gold Meeting. Proxies must be received by Computershare Investor Services Inc. by 2:00 p.m. (Vancouver Time) on December 18, 2012, or not less than 48 hours before the commencement of any adjournment of the B2Gold Meeting. A registered B2Gold Shareholder must return the completed proxy to the transfer agent as follows:

(a) by mail or personal delivery to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1; or

(b) by fax to Computershare Investor Services Inc., the attention of the Proxy Department at:

(i)	(416) 263-9524; or

(ii)	1-866-249-7775, toll free within Canada and the U.S.

Registered B2Gold Shareholders may also vote as follows:

(c) by telephone by calling 1-866-732-8683 toll-free (within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the proxy that was delivered to you (for a telephone number for use outside of Canada or the U.S. see the form of proxy); or

(d) over the internet by going to www.investorvote.com and following the online voting instructions given to you over the internet and referring to your control number provided on the proxy that was delivered to you.

If you are a Beneficial Shareholder, instead of a form of proxy you may find enclosed a voting instruction form - please see the section of this Information Circular entitled “Voting by Proxies” for instructions on how to ensure you are represented at the B2Gold Meeting.

If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com

If I change my mind, can I take back my proxy once I have given it?

A B2Gold Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. A B2Gold Shareholder may revoke a proxy by depositing an instrument of revocation in writing, executed by him or her or his or her attorney, authorized in writing: (a) at the office of Computershare up to and including the last business day preceding the day of the B2Gold Meeting at which the proxy is to be used; (b) at the registered office of B2Gold up to and including the last business day preceding the day of the B2Gold Meeting at which the proxy is to be used; or (c) with the Chairman of the B2Gold Meeting on the day of the B2Gold Meeting (prior to the commencement of the B2Gold Meeting).

The written notice of revocation may be executed by the B2Gold Shareholder or by an attorney who has that B2Gold Shareholder’s written authorization. If the B2Gold Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

In addition, a proxy may be revoked by the B2Gold Shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare prior to the deadline for depositing proxies set out above or by the B2Gold Shareholder personally attending the B2Gold Meeting, identifying himself or herself to the scrutineer as a registered B2Gold Shareholder as of the Record Date, present in person, and voting his or her B2Gold Shares.

A proxy may also be revoked by any other method permitted by applicable law.

How will my B2Gold Shares be voted if I give my proxy?

The B2Gold Shares represented by a properly executed and deposited proxy will be voted on any poll that may be called for or required by law and, if the B2Gold Shareholder specifies a choice with respect to any matter to be acted upon, the B2Gold Shares will be voted (or withheld from voting, as the case may be) accordingly. If a choice with respect to such matters is not clearly specified, your proxyholder can vote your B2Gold Shares as he or she thinks fit. If a B2Gold Shareholder appoints the persons designated by management in the form of proxy as his or her as proxyholder, such proxyholders will, unless you give contrary instructions, vote the B2Gold Shares represented by the proxy FOR the CGA Merger Resolution.

A B2Gold Shareholder desiring to appoint some other person or company (who need not be a B2Gold Shareholder) to represent him or her at the B2Gold Meeting may do so, either by striking out the printed names of the persons designated on the enclosed form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.

What if amendments are made to these matters or other business is brought before the B2Gold Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxyholders with respect to amendments to or variations in matters described in the accompanying Notice of Special Meeting and other matters that may properly come before the B2Gold Meeting, or any adjournment or postponement thereof. As at the date of this Information Circular, management of B2Gold is not aware of any such amendments, variations or other matters. If such should occur, the proxyholder will vote thereon in accordance with its best judgment, exercising discretionary authority.

How many B2Gold Shares are entitled to vote?

As at November 19, 2012, the Record Date for the B2Gold Meeting, there were 393,261,542 B2Gold Shares outstanding, each carrying the right to one vote.

How do I vote if my B2Gold Shares are held in the name of an intermediary (a bank, trust company, securities broker, trustee or other holder)?

Only registered holders of B2Gold Shares, or the persons they appoint as proxyholders, are permitted to attend and vote at the B2Gold Meeting. If your B2Gold Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of an intermediary or a clearing agency in which an intermediary participates (such as CDS Clearing and Depository Services Inc.).

B2Gold has distributed copies of this Information Circular to intermediaries for distribution to Beneficial Shareholders. Intermediaries are required to deliver these materials to all Beneficial Shareholders who have not waived their rights to receive these materials, and to seek instructions as to how to vote their B2Gold Shares. Beneficial Shareholders who receive meeting materials will have received from their intermediary either a request for voting instructions or a form of proxy for the number of B2Gold Shares they hold unless they have instructed their intermediary otherwise. Each intermediary has its own signing and return instructions, which Beneficial Shareholders should carefully follow to ensure their B2Gold Shares will be voted.

If you are a Beneficial Shareholder and wish to (i) vote in person at the B2Gold Meeting, (ii) change voting instructions given to your intermediary, or (iii) revoke voting instructions given to your intermediary and vote in person at the B2Gold Meeting, please follow the instructions given by your intermediary or contact your intermediary to discuss what procedure to follow. You may also contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

GLOSSARY OF TERMS

“ASIC” means the Australian Securities and Investments Commission;

“ASX” means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate;

“ASX Listing Rules” means the official listing rules of ASX;

“Australian Accounting Standards” has the meaning given to it in section 9 of the Australian Corporations Act;

“Australian Corporations Act” means the Corporations Act 2001 (Cth);

“B2Gold” means B2Gold Corp., a company incorporated under the laws of British Columbia, together with its subsidiaries, as the context requires;

“B2Gold Board” means the board of directors of B2Gold, as the same is constituted from time to time;

“B2Gold Material Adverse Event” means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of B2Gold or its related entities, taken as a whole from that shown on B2Gold’s balance sheet as at December 31, 2011 (calculated on the basis of Canadian GAAP), of at least US$30 million; or

2.

the result that the business, trading or financial position, assets and material licences of B2Gold or its related entities are materially adversely affected; provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below US$30 million (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by the Merger Implementation Agreement, the Merger or transactions contemplated by them;

4.	that took place with the written consent of CGA;

5.	that B2Gold fully and fairly disclosed to CGA in accordance with the Merger Implementation Agreement;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which B2Gold or its related entities operate, in each case, which impact producers of gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which B2Gold or its related entities operates which are directed at B2Gold or its related entities’ existing operations or which changes affect B2Gold or its related entities disproportionately more than other similar entities; or

7.	arising from changes to Canadian GAAP or the interpretation of those principles by any professional body or Regulatory Authority.

For the avoidance of doubt, a fall in B2Gold’s share price will not of itself alone constitute a B2Gold Material Adverse Event;

“B2Gold Meeting” means the special meeting of shareholders of B2Gold to be held on December 20, 2012 at 2:00 p.m. (Vancouver time), including any postponement or adjournment thereof;

“B2Gold Nominee” means the nominee appointed by B2Gold to whom New B2Gold Shares that an Electing Small Scheme Participant would otherwise be entitled to will be issued in trust for the Electing Small Scheme Participant who is the beneficial owner thereof;

“B2Gold Option Plan” means the stock option plan of B2Gold dated May 6, 2011, as amended;

“B2Gold Options” means the outstanding options to purchase B2Gold Shares granted pursuant to the B2Gold Option Plan;

“B2Gold Prescribed Occurrence” means other than:

1.	as required by the Merger Implementation Agreement, the Merger or the Deed Poll;

2.	matters which have been fully and fairly disclosed by B2Gold to CGA in accordance with the Merger Implementation Agreement; or

3.	as agreed to in writing by CGA,

the occurrence of any of the following between the date of the Merger Implementation Agreement and 8:00 a.m. on the Second Court Date:

4.	B2Gold converting all or any of its shares into a larger or smaller number of shares;

5.

B2Gold or any of B2Gold’s related entities (other than a direct or indirect wholly-owned subsidiary of B2Gold) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

6.	B2Gold or any of B2Gold’s related entities (other than a direct or indirect wholly-owned subsidiary of B2Gold):

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement;

7.

B2Gold or any of B2Gold’s related entities declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly-owned subsidiary of B2Gold declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to B2Gold or to another direct or indirect wholly owned subsidiary of B2Gold);

8.	except as disclosed in the B2Gold budget that has been provided to CGA, B2Gold or any of B2Gold’s related entities:

a.

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by B2Gold or any of B2Gold’s related entities in excess of US$5,000,000 (individually or in aggregate) other than any payment required by law; or

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of the Merger Implementation Agreement of more than US$5,000,000 (individually or in aggregate);

9.

B2Gold or any of B2Gold’s related entities entering into a contract or commitment that materially restrains B2Gold or that related entity from competing with any person or conducting activities in any material market;

10.	B2Gold or any of B2Gold’s related entities issuing B2Gold securities (including with rights of conversion to B2Gold Shares), other than an issue of B2Gold Shares that is:

	a.	(along with all other issues under this exclusion) up to C$100,000,000;

b.

at a price per B2Gold Share or security that is not less than the volume weighted average price of B2Gold Shares on the TSX over the 30 trading day period prior to the date of the Merger Implementation Agreement; and

	c.	that is announced on or before the Second Court Date,

and in all cases excluding an issue of any shares or other securities: (a) by a direct or indirect wholly- owned subsidiary of B2Gold to B2Gold or to another direct or indirect wholly-owned subsidiary of the B2Gold; (b) upon or pursuant to the exercise of an option disclosed to CGA in accordance with the Merger Implementation Agreement; (c) to directors, officers and employees under an existing securities compensation plan in the ordinary course of business; or (d) as CGA consents to in writing;

11.	B2Gold making any change to its notice of articles or articles without the consent of CGA (such consent not to be unreasonably withheld or delayed);

12.	B2Gold or a material B2Gold related entity disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property; or

13.	if a B2Gold Insolvency Event occurs;

“B2Gold Recommendation” has the meaning given to it in the section of this Information Circular entitled “The Merger Implementation Agreement – Board Recommendations and Intentions”;

“B2Gold Reimbursement Fee Amount” means US$10,000,000;

“B2Gold Shareholders” means the holders of B2Gold Shares;

“B2Gold Shareholder Approval” means the approval by the B2Gold Shareholders of the CGA Merger Resolution, in accordance with the policies of the TSX and the BCBCA;

“B2Gold Shares” means the fully-paid common shares in the capital of B2Gold;

“B2Gold Warrants” means share purchase warrants of B2Gold, each B2Gold Warrant entitling the holder to acquire one B2Gold Share;

“BCBCA” means the Business Corporations Act (British Columbia).

“Beneficial Shareholder” means a non-registered B2Gold Shareholder or, more specifically, a B2Gold Shareholder that holds its/his/her B2Gold Shares through an intermediary such as a bank, broker or other nominee;

“Broadridge” means Broadridge Financial Solutions Inc.;

“Business Day” means a day that is not a Saturday, Sunday, bank holiday or public holiday in Vancouver, British Columbia or Western Australia;

“Canaccord Genuity” means Canaccord Genuity Corp., financial advisor to B2Gold;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“Cancellation Consideration” means the consideration to be provided to holders of CGA Options, calculated as follows:

(A-B)/C x D

where:

A is C$3.18, being the value of the consideration for one CGA Share calculated by reference to the closing prices of B2Gold Shares on the second trading day immediately preceding the announcement of the Transaction to ASX and TSX (“Calculation Time”) and the exchange ratio set out in the Merger Implementation Agreement

B is C$ value of the exercise price of the CGA Option in the relevant tranche, at the exchange rate for conversion of A$ to C$ at the same day value rate quoted by B2Gold’s principal Canadian banker at the Calculation Time

C is $4.30, being the closing price of B2Gold Shares at the Calculation Time

D is the number of CGA Options in the relevant tranche

Where the number of shares to be issued is not a whole number, the number of shares to be issued will be rounded down to the nearest whole number. See “Information Concerning CGA – CGA Options”.

“CGA” means CGA Mining Limited, ACN 009153128, a corporation incorporated pursuant to the laws of Australia;

“CGA Board” means the board of directors of CGA as the same is constituted from time to time;

“CGA Material Adverse Event” means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of CGA or its related entities and the Significant Interest Companies, taken as a whole from that shown on CGA’s balance sheet as at June 30, 2012 (calculated on the basis of applicable accounting principles), of at least A$30,000,000; or

2.

the result that the business, trading or financial position, assets and material licences of CGA or its related entities or the Significant Interest Companies are materially adversely affected provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below A$30,000,000 (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by the Merger Implementation Agreement, the Merger or transactions contemplated by them;

4.	that took place with the written consent of B2Gold;

5.	that CGA fully and fairly disclosed to B2Gold in accordance with the Merger Implementation Agreement;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) from changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which CGA or its related entities operate, in each case, which impact producers of gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which CGA or its related entities or the Significant Interest Companies operate which are directed at CGA’s or its related entities’ or the Significant Interest Companies’ existing operations or which changes affect CGA or its related entities or the Significant Interest Companies disproportionately more than other entities; or

7.	arising from changes to any generally accepted accounting principles in Australia or the interpretation of those principles by any professional body or Regulatory Authority.

For the avoidance of doubt, a fall in CGA’s share price will not itself constitute a CGA Material Adverse Event.

“CGA Merger Resolution” means the resolution of B2Gold Shareholders approving the issuance of the New B2Gold Shares, as more particularly described in Schedule A;

“CGA Option Scheme” means the share option plan entitled “Employee Option Scheme” established by CGA;

“CGA Optionholders” means the holders of CGA Options;

“CGA Options” means the outstanding options to purchase CGA Shares;

“CGA Prescribed Occurrence” means other than:

1.	as required by the Merger Implementation Agreement or the Merger;

2.	matters which have been fully and fairly disclosed to B2Gold in accordance with the Merger Implementation Agreement; or

3.	as agreed to in writing by B2Gold,

the occurrence of any of the following between the date of the Merger Implementation Agreement and 8:00 a.m. on the Second Court Date:

1.	CGA converting all or any of its shares into a larger or smaller number of shares;

2.

any of CGA, CGA’s related entities or Significant Interest Company resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

3.	any of CGA, CGA’s related entities or Significant Interest Company:

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement under the Australian Corporations Act;

4.

CGA or any of CGA’s related entities or Significant Interest Company declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

5.

CGA or any of CGA’s related entities or a Significant Interest Company issuing securities, including without limitation shares, or granting an option (over its shares, or agreeing to make such an issue or grant such an option other than to CGA or to a direct or indirect wholly-owned subsidiary of CGA or pursuant to the exercise on an option disclosed to ASX prior to the date of the Merger Implementation Agreement), including pursuant to a dividend reinvestment or other share plan;

6.

CGA or any of CGA’s related entities or a Significant Interest Company issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

7.	CGA or any of CGA’s related entities or a Significant Interest Company making any change to its constitution;

8.	CGA or any of CGA’s related entities or a Significant Interest Company disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

9.	CGA or any of CGA’s related entities or the Significant Interest Companies:

	a.	acquiring, leasing or disposing of;

	b.	agreeing to acquire, lease or dispose of; or

	c.	irrevocably offering, proposing, announcing a bid or tendering for, any business, assets, entity or undertaking, the value of which exceeds A$5,000,000 (individually or in aggregate);

10.

any of CGA, CGA’s related entities or the Significant Interest Companies entering into a contract or commitment that materially restrains that member from competing with any person or conducting activities in any material market;

11.

any of CGA, CGA’s related entities or the Significant Interest Companies creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

12.	except as disclosed in the CGA budget that has been provided to B2Gold, CGA, any of CGA’s related entities or the Significant Interest Companies:

a.

entering into any contract or commitment (including in respect of Financial Indebtedness) requiring payments by CGA, a CGA related entity or a Significant Interest Company, as applicable, in excess of A$5,000,000 (individually or in aggregate) other than any payment required by law;

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of the Merger Implementation Agreement of more than A$5,000,000 (individually or in aggregate);

	c.	waiving any material third party default where the financial impact on CGA, a CGA related entity or a Significant Interest Company will be in excess of A$2,000,000 (individually or in aggregate);

d.

other than with respect to any matter disclosed to B2Gold in accordance with the Merger Implementation Agreement, accepting as a compromise of a matter less than the full compensation due to CGA, any of CGA’s related entities or a Significant Interest Company, as applicable, where the result of the compromise is that the member will receive an amount which is more than A$2,000,000 (individually or in aggregate) less than the amount of full compensation; or

e.

other than with respect to any matter disclosed to B2Gold in accordance with the Merger Implementation Agreement, otherwise waiving, releasing, granting or transferring any rights with a value of more than A$2,000,000 (individually or in aggregate);

13.

other than pursuant to commitments that existed prior to the date of the Merger Implementation Agreement, any of CGA’s related entities or a Significant Interest Company providing financial accommodation other than to CGA, any of CGA’s related entities or a Significant Interest Company (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of A$2,000,000 (individually or in aggregate);

14.

CGA, any of CGA’s related entities or a Significant Interest Company entering into any agreement, arrangement or transaction with respect to derivative instruments which relate to the price of gold or to interest rates (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

15.	an Insolvency Event occurs in relation to CGA or any of CGA’s related entities;

16.	an Insolvency Event occurs in relation to a Significant Interest Company;

17.

CGA, any of CGA’s related entities or a Significant Interest Company entering into or resolving to enter into a transaction with any related party of CGA (other than a related party which is a CGA related entity) as defined in section 228 of the Australian Corporations Act which would require shareholder approval under Chapter 2E of the Australian Corporations Act or under Chapter 10 of the ASX Listing Rules (or which would require such approval if the Significant Interest Company were a public company for the purposes of Chapter 2E);

18.

CGA, any of CGA’s related entities or a Significant Interest Company being deregistered as a company or otherwise dissolved except in the case of a CGA related entity or the Significant Interest Companies with less than A$1,000,000 (individually or in aggregate) in net assets as at the date of the Merger Implementation Agreement;

19.

CGA or any of CGA’s related entities amending in any material respect any arrangement with its Financial Advisors, or entering into arrangements with a new Financial Advisor which arrangements with any such new Financial Advisor may involve the payment of fees of in excess of A$500,000 (individually or in aggregate), in respect of the Merger; or

20.

CGA, any of CGA’s related entities or a Significant Interest Company changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in Australian Accounting Standards;

“CGA Recommendation” has the meaning given to it in the section of this Information Circular entitled “The Merger Implementation Agreement – Board Recommendations and Intentions”;

“CGA Record Date” means 5:00 p.m. (WST) on the fifth Business Day after the Effective Date or such other date (after the Effective Date) as CGA and B2Gold agree in writing (as of the date of this Information Circular, such day is expected to be January 23, 2013);

“CGA Register” means the share register of CGA kept in accordance with the Australian Corporations Act;

“CGA Reimbursement Fee Amount” means US$10,000,000;

“CGA Resolution” means the resolution to be proposed to the CGA Shareholders at the CGA Shareholders’ Meeting to approve the Merger;

“CGA Securityholders” means CGA Shareholders and CGA Optionholders;

“CGA Shareholder Approval” means approval of the Merger by the requisite majorities under the Australian Corporations Act and, if necessary, the cancellation of the CGA Options in consideration of the cancellation consideration in accordance with ASX Listing Rule 6.32.2;

“CGA Shareholders” means the holders of CGA Shares;

“CGA Shareholders’ Meeting” means the meeting of CGA Shareholders to be ordered by the Court to be convened under Section 411(1) of the Australian Corporations Act in relation to the Merger, and includes any adjournment of that meeting;

“CGA Shares” means the fully-paid ordinary shares in the share capital of CGA;

“Competing Proposal” means any proposal or offer received by CGA, any of its related entities, a Significant Interest Company or a CGA Shareholder from a third party (other than B2Gold or its related entities) to evaluate or enter into any transaction that is similar to the Merger or under which (other than as required or contemplated by the Merger):

1.

other than with respect to on-market purchases of CGA Shares with no involvement by CGA (or a related entity of CGA), a person would acquire a relevant interest or voting power in 10% or more of CGA Shares or of the securities of any of CGA’s related entities or a Significant Interest Company;

2.

a person would enter into, buy, dispose of, terminate or otherwise deal with any cash settled equity swap or other synthetic, economic or derivative transaction connected with or relating to 10% or more of CGA Shares or of the securities of CGA, any member of any of CGA’s related entities or a Significant Interest Company;

3.

a person would directly or indirectly acquire or obtain an interest (including an economic interest) in all or a substantial part or material part of the business conducted by, or property of, CGA or any of CGA’s related entities or a Significant Interest Company;

4.	a person would acquire the capacity to determine the outcome of decisions about CGA’s or any of CGA’s related entities’ or a Significant Interest Company’s financial and operating policies;

5.

a person may otherwise acquire, or merge with, CGA or any of CGA’s related entities or a Significant Interest Company (including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of securities, strategic alliance, dual listed company structure or joint venture); or

6.	CGA will issue, on a fully diluted basis, 10% or more of its capital as consideration for the assets or share capital or another person,

or any proposal by CGA to implement any material reorganisation of capital or dissolution. The variation of a proposal or offer constitutes a proposal or offer for the purposes of this definition;

“Computershare” means Computershare Investor Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement between B2Gold and CGA dated May 11, 2012;

“Court” means the Federal Court of Australia or the Supreme Court of Western Australia, as appropriate;

“Court Orders” means the orders of the Court under Section 411(4)(b) of the Australian Corporations Act (and, if applicable, Section 411(6) and Section 411(12) of the Australian Corporations Act in relation to the Merger);

“Deed Poll” means the deed poll executed by B2Gold in favour of CGA Shareholders and under which, amongst other things, B2Gold agrees to provide the consideration to each CGA Shareholder at the CGA Record Date;

“Effective” means the coming into effect, pursuant to Section 411(10) of the Australian Corporations Act, of the orders of the Court under Section 411(4)(b) (and, if applicable, Section 411(6) of the Australian Corporations Act), in relation to the Merger;

“Effective Date” means the date on which the Merger becomes Effective;

“Electing Small Scheme Participant” means Small Scheme Participants who elect to have all (but not a portion only) of their New B2Gold Shares be allotted to and sold by the B2Gold Nominee;

“Exclusivity Period” means the period commencing on the date of the Merger Implementation Agreement, September 18, 2012, and ending on the earlier of the date of the termination of the Merger Implementation Agreement, the Implementation Date and the Sunset Date;

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth);

“Financial Advisors” means the advisors retained by CGA in relation to the Transaction or a Competing Proposal, and at the date of this Information Circular means BMO Capital Markets and Haywood Securities Inc.;

“Financial Indebtedness” means any debt or other monetary liability (whether actual or contingent) in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

(a)	bill, bond, debenture, note or similar instrument;

(b)	acceptance, endorsement or discounting arrangement;

(c)	guarantee;

(d)	financial or capital lease;

(e)	agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

(f)	obligation to deliver goods or provide services paid in advance by any financier, other than in the ordinary course of business;

“FIRB” means the Foreign Investment Review Board of Australia;

“g/t” means grams per tonne;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Implementation Date” means the date that is the fifth Business Day after the CGA Record Date, or such other date as CGA and B2Gold agree;

“Independent Expert” means BDO Corporate Finance (WA) Pty Ltd (ABN 27 124 031 045);

“Ineligible Jurisdiction” means any of Brunei Darussalam, Channel Islands, Fiji, Gibraltar, Greece, Ireland, the United Kingdom, Malaysia, Netherlands, Norway and Papua New Guinea;

“Ineligible Shareholders” means a CGA Shareholder whose address shown in the share register of CGA Shareholders is in an Ineligible Jurisdiction;

“Information Circular” means this management information circular dated November 19, 2012;

“Insolvency Event” means in relation to a person:

1.

the person is or becomes unable to pay its debts as and when they fall due within the meaning of the Australian Corporations Act or such other corresponding law in the jurisdiction which that person is subject to or is otherwise presumed to be insolvent under the Australian Corporations Act or such other corresponding law in the jurisdiction which that person is subject to, or would be presumed to be insolvent if that act applied;

2.	the person suspends or threatens to suspend payment of its debts generally;

3.

the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the party other than where the application or order (as the case may be) is set aside within 14 days;

4.

the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager or other insolvency official (whether under Australian law or foreign law) to the person or to the whole or a substantial part of the property or assets of the person;

5.	the appointment of an administrator to the person;

6.	the entry by a person into any compromise or arrangement with creditors; or

7.	the person ceases or threatens to cease to carry on business.

“Masbate Gold Project” means CGA’s Masbate gold-silver project located in the Masbate Province, the Republic of the Philippines;

“Merger” means the proposed scheme of arrangement under Part 5.1 of the Australian Corporations Act, between CGA and CGA Shareholders, subject to and in accordance with the Merger Implementation Agreement;

“Merger Implementation Agreement” means the merger implementation agreement dated September 18, 2012 between CGA and B2Gold as amended pursuant to the Amendment Deed dated November 1, 2012, as the same may be further amended or supplemented from time to time;

“Moz” means million ounces;

“Mtpa” means million metric tonnes per annum;

“New B2Gold” means B2Gold following completion of the Merger;

“New B2Gold Shares” means the new B2Gold Shares to be issued under the terms of the Merger Implementation Agreement;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers;

“Notice of Special Meeting” means the Notice of Special Meeting of B2Gold Shareholders accompanying this Information Circular;

“NSX” means the Namibian Stock Exchange;

“Option Cancellation Letter” means the cancellation letter entered into between each of the CGA Optionholders with both of CGA and B2Gold;

“Record Date” means the record date to determine the entitlement of B2Gold Shareholders to vote at the B2Gold Meeting, being November 19, 2012;

“Regulatory Approval” means before 5:00 p.m. on the Business Day before the Second Court Date:

1.	FIRB:

(a)

the Treasurer of Australia or his delegate notifies B2Gold in writing that there are no objections in terms of foreign investment policy of the Australian government to the acquisition by B2Gold of the CGA Shares under the Merger, or is subject to conditions that CGA and B2Gold, acting reasonably, consider to be acceptable; or

(b)	the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the FATA in respect of the acquisition by B2Gold of the CGA Shares under the Merger;

2.	ASIC: ASIC issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary or desirable to implement the Merger;

3.

ASX: ASX issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary to implement the Merger and to enable the CGA Options to be cancelled in consideration for the Cancellation Consideration;

4.	TSX: conditional approval from the TSX to the listing of the B2Gold Shares to be issued pursuant to the Merger and the B2Gold Shares comprising the Cancellation Consideration; and

5.

all other regulatory approvals required to implement the Merger being granted or obtained and those regulatory approvals not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties;

“Regulatory Authority” means: (a) a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority; (b) a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government; (c) any regulatory organisation established under statute, and; (d) in particular, ASX, ASIC, TSX and the applicable Canadian securities regulatory authorities;

“RSU” means a restricted share unit granted pursuant to the RSU Plan;

“RSU Plan” means the B2Gold restricted share unit plan approved by the B2Gold Board on May 6, 2011;

“SEC” means the United States Securities and Exchange Commission;

“Second Court Date” means the first day on which an application made to the Court by CGA for an order pursuant to Section 411(4)(b) of the Australian Corporations Act approving the Merger is heard, or if the hearing of such application is adjourned or subject to appeal for any reason, the day on which the adjourned hearing or appealed application is heard;

“Senior Executive” means any of CGA’s directors or employees with an existing annual total fixed remuneration greater than A$100,000;

“Significant Interest Companies” means:

1.	Zoom Minerals Holdings Inc., a corporation duly organised and existing under the laws of the Republic of the Philippines and having company registration number CS200702326;

2.	Vicar Mining Corporation, a corporation duly organised and existing under the laws of the Republic of the Philippines and having company registration number 0000120228;

3.	Filminera Resources Corporation, a company duly organised and existing under the laws of the Republic of the Philippines and having company registration number 170096;

4.	Masminero Resources Corporation, a corporation duly organised and existing under the laws of the Republic of the Philippines and having company registration number CS201008703; and

5.	Aroroy Resources Inc., a company duly organised and existing under the laws of the Republic of the Philippines and having company registration number CS201008702;

or any of them, as the case may be;

“Small Scheme Participant” means a registered CGA Shareholder as at 5:00 p.m. (WST) on the CGA Record Date (other than B2Gold) whose address is in Australia and who is to be issued equal to or less than 1,000 New B2Gold Shares in aggregate;

“Sunset Date” means February 28, 2013, or such later date as agreed in writing between B2Gold and CGA;

“Superior Offer” means a bona fide Competing Proposal that the CGA Board, acting reasonably and in good faith, and after taking advice from its legal and Financial Advisors, determines:

(a)

is reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Competing Proposal and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent; and

(b)

would or would be reasonably likely, if completed in accordance with its terms, to be more favourable to CGA Shareholders than the Merger, after taking into account all of the terms and conditions of, and the identity, reputation and standing of the person making, the Competing Proposal;

“Third Party Bidder” means any person or persons taking any of the actions below, or on whose behalf such actions was taken:

(a)

making an approach, inquiry or proposal to, or making any attempt or intending on the behalf of any Person to initiate or continue any negotiations or discussions with CGA or any of its representatives with respect to, or what could reasonably be expected to lead to, a Competing Proposal whether unsolicited or otherwise;

(b)

making any proposal, whether written or otherwise, to CGA, its representatives or any of its subsidiaries or their representatives, in connection with a Competing Proposal or a proposed or potential Competing Proposal, whether solicited or otherwise, or to whom CGA intends to provide information following any request for information relating to CGA or any of its related entities or any of their businesses or operations, or any request for access to the books or records of CGA or any of its related entities, which CGA has reasonable grounds to suspect may relate to a current or future Competing Proposal;

“Transaction” means the acquisition by B2Gold of all of the CGA Shares by means of the Merger in accordance with the terms of the Merger Implementation Agreement and the cancellation of the CGA Options for the Cancellation Consideration;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

B2GOLD CORP.
MANAGEMENT INFORMATION CIRCULAR

Dated as of November 19, 2012

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of B2Gold for use at the B2Gold Meeting to be held on December 20, 2012 at 2:00 p.m. (Vancouver time) in the Emerald A Ballroom, Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia or at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of B2Gold Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of B2Gold at a nominal cost to B2Gold.

Laurel Hill is acting as B2Gold’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurehill.com. B2Gold will be paying Laurel Hill a fee of approximately C$38,000 plus expenses, plus a “per call” fee of $6 for each telephone call made (i) by B2Gold Shareholders to the toll-free number provided by Laurel Hill and (ii) by Laurel Hill to B2Gold Shareholders in connection with the solicitation.

The cost of solicitation will be borne by B2Gold. Except as required by statute, regulation or policy thereunder, B2Gold does not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute each forms of proxy.

Each director of B2Gold has confirmed to B2Gold that he will vote all B2Gold Shares over which he has control or direction in favour of the CGA Merger Resolution.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of B2Gold Meeting and any other matters that may properly come before the B2Gold Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the B2Gold Meeting.

If the instructions in a proxy given to management are certain, the B2Gold Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the B2Gold Shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the B2Gold Shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular. A B2Gold Shareholder has the right to appoint a person (who need not be a B2Gold Shareholder) to attend and act for him or her and on his or her behalf at the B2Gold Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Registered B2Gold Shareholders are encouraged to complete and return the enclosed form of proxy if they are not able to attend the B2Gold Meeting. Sending in a form of proxy will not prevent a registered B2Gold Shareholder from subsequently voting in person at the B2Gold Meeting. Proxies must be received by Computershare Investor Services Inc. by 2:00 p.m. (Vancouver Time) on December 18, 2012, or not less than 48 hours before the commencement of any adjournment or postponement of the B2Gold Meeting. A registered B2Gold Shareholder must return the completed proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1; or

(b)	by fax to Computershare, the attention of the Proxy Department at:

	(i)	(416) 263-9524; or

	(ii)	1-866-249-7775, toll free within Canada and the U.S.

Registered B2Gold Shareholders may also vote as follows:

(c)

by telephone by calling 1-866-732-8683 toll-free (within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the proxy that was delivered to you (for a telephone number for use outside of Canada or the U.S. see the form of proxy); or

(d)

over the internet by going to www.investorvote.com and following the online voting instructions given to you over the internet and referring to your control number provided on the proxy that was delivered to you.

Late proxies may be accepted by the Chairman of the B2Gold Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you have any questions or require assistance in voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a B2Gold Shareholder who has given a proxy may revoke it by an instrument in writing executed by the B2Gold Shareholder or by his or her attorney authorized in writing or, where the B2Gold Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of B2Gold by fax at (604) 669-1620, by mail or by hand at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the day of the B2Gold Meeting or any adjournment thereof, or provided to the Chairman of the B2Gold Meeting on the day fixed for the B2Gold Meeting or any adjournment thereof by not later than the time fixed for commencement of such B2Gold Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many B2Gold Shareholders as a substantial number of B2Gold Shareholders do not hold their B2Gold Shares in their own names.

This Information Circular and the accompanying materials are being sent to registered B2Gold Shareholders and unregistered B2Gold Shareholders, that is shareholders of B2Gold who hold B2Gold Shares through a broker, agent, nominee or other intermediary (collectively, the “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by B2Gold Shareholders whose names appear on the share register of B2Gold will be recognized and acted upon at the B2Gold Meeting. If B2Gold Shares are listed in an account statement provided to a B2Gold Shareholder by a broker, then, in almost all cases, those B2Gold Shares will not be registered in the B2Gold Shareholder’s name on the records of B2Gold. Such B2Gold Shares will more likely be registered under the name of an intermediary, typically the B2Gold Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Beneficial Shareholders.

Beneficial Shareholders

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the B2Gold Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by B2Gold to the registered B2Gold Shareholders. However, its purpose is limited to instructing the registered B2Gold Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the B2Gold Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote B2Gold Shares directly at the B2Gold Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of B2Gold Shares must be communicated to Broadridge) well in advance of the B2Gold Meeting in order to have the B2Gold Shares voted at the B2Gold Meeting on your behalf.

Accordingly, each Beneficial Shareholder should:

(a)	carefully review the voting information form and voting procedures that the B2Gold Shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of its B2Gold Shares in accordance with those voting procedures.

Although Beneficial Shareholders may not be recognized directly at the B2Gold Meeting for the purposes of voting common shares registered in the name of his or her broker, a Beneficial Shareholder may attend the B2Gold Meeting as proxyholder for the registered shareholder and vote the B2Gold Shares in that capacity. Beneficial Shareholders who wish to attend the B2Gold Meeting and indirectly vote their B2Gold Shares as proxyholder for the registered B2Gold Shareholder should enter their own names in the blank space on the voting instruction form provided to them and return in accordance with the instructions provided.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their broker, agent, nominee or other intermediary. It is recommended that inquiries of this kind be made well in advance of the B2Gold Meeting.

All references to B2Gold Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The B2Gold Board has fixed November 19, 2012 as the Record Date for the determination of B2Gold Shareholders entitled to notice of and to vote at the B2Gold Meeting and at any adjournment or postponement thereof. As at November 19, 2012, there were 393,261,542 outstanding fully paid and non-assessable B2Gold Shares. Each B2Gold Share outstanding on the Record Date carries the right to one vote. B2Gold will arrange for the preparation of a list of the holders of its B2Gold Shares on such record date. Each B2Gold Shareholder named in the list will be entitled to one vote at the B2Gold Meeting for each B2Gold Share shown opposite such shareholder’s name.

Under B2Gold’s Articles, the quorum for the transaction of business at the B2Gold Meeting is two persons present in person, each being a B2Gold Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a B2Gold Shareholder so entitled, representing at least 5% of the issued and outstanding B2Gold Shares entitled to be voted at the B2Gold Meeting.

To the knowledge of the directors and senior officers of B2Gold, and based upon B2Gold’s review of the records maintained by Computershare, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with the System for Electronic Disclosure by Insiders, as at November 19, 2012, only the following shareholder beneficially owns, controls or directs, directly or indirectly, B2Gold Shares carrying more than 10% of the voting rights attached to all outstanding B2Gold Shares:

Name of Shareholder	Number of Shares	Percentage
Fidelity Group (1)	46,352,233	11.8%

Note:

(1)

The B2Gold Shares reflected in the table above are held by Fidelity through Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisors Incorporated and FIL Limited.

BUSINESS OF THE B2GOLD MEETING

As set out in the Notice of Meeting, at the B2Gold Meeting, B2Gold Shareholders will be asked to consider and vote on the CGA Merger Resolution in connection with the Transaction, the full text of which is attached as Schedule A.

Under the Transaction, each CGA Share will be transferred to B2Gold in exchange for 0.74 of a New B2Gold Share. Based on the September 17, 2012 closing price of B2Gold Shares on the TSX (the last TSX trading day before the announcement of the Transaction) of $4.30, the implied value of the consideration was $3.18 per CGA Share, representing a 26% premium to CGA’s closing price on the TSX on September 17, 2012 and a 22% premium to CGA’s 20-day volume weighted average trading price on the TSX as at September 17, 2012. As at September 18, 2012, there were 392,687,382 B2Gold Shares issued and outstanding. Pursuant to the terms of the Merger Implementation Agreement, B2Gold expects to issue up to 250,040,370 New B2Gold Shares to CGA Shareholders. If no further CGA Options are exercised or cancelled prior to the implementation of the Transaction, B2Gold expects to issue approximately 1,933,557 New B2Gold Shares as Cancellation Consideration to CGA Optionholders. Accordingly, B2Gold expects to issue up to 251,973,927 New B2Gold Shares in connection with the Transaction, representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012. If all of the CGA Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue up to an additional 4,295,391 New B2Gold Shares to CGA Shareholders, for a total of 254,335,762 New B2Gold Shares, representing approximately 64.7% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012.

Pursuant to the TSX listing rules, a listed company is generally required to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. As the Transaction will result in the issuance of more than 25% of the number of B2Gold Shares currently outstanding, a B2Gold Shareholder vote is required. It is a condition of the Transaction that the CGA Merger Resolution be approved by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy.

Record Date

The B2Gold Board has passed a resolution to fix the close of business (Vancouver time) on November 19, 2012 as the Record Date for the determination of the registered B2Gold Shareholders that will be entitled to notice of the B2Gold Meeting, and any adjournment or postponement of the B2Gold Meeting, and that will be entitled to vote at the B2Gold Meeting.

Outstanding Shares

As at November 19, 2012, the Record Date for the B2Gold Meeting, there were 393,261,542 B2Gold Shares outstanding.

THE TRANSACTION

General

On September 18, 2012, B2Gold and CGA entered into the Merger Implementation Agreement providing for the Transaction. The Transaction will, subject to the satisfaction or waiver of the conditions set out in the Merger Implementation Agreement, be implemented by way of a scheme of arrangement under Part 5.1 of the Australian Corporations Act. Holders of CGA Shares will be entitled to receive 0.74 of a New B2Gold Share in exchange for the transfer of each of their CGA Shares to B2Gold. Pursuant to the Transaction, B2Gold will acquire all of the issued and outstanding CGA Shares and CGA will become a wholly-owned subsidiary of B2Gold. The Transaction is subject to, among other things:

•	the approval of the CGA Merger Resolution by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy;

•	the approval of the Transaction by CGA Shareholders by:

	o	at least 75% of the total number of votes cast on the CGA Resolution; and

o

unless the Court orders otherwise, a majority in number (more than 50%) of the total number of CGA Shareholders present and voting, at the CGA Shareholders’ Meeting (either in person or by proxy, corporate representative or attorney);

•	approval of the Transaction by the Court in accordance with Section 411(4)(b) of the Australian Corporations Act;

•	all Regulatory Approvals necessary to implement the Transaction being obtained; and

•	the conditional approval of the TSX to list the New B2Gold Shares issuable in connection with the Transaction.

In addition to the conditions listed above, further conditions include: (i) that all CGA Optionholders have agreed with CGA to cancel all of their CGA Options in consideration for the Cancellation Consideration, and (ii) ASX having provided consents or approvals necessary to enable the CGA Options to be cancelled in consideration for the Cancellation Consideration in accordance with ASX Listing Rule 6.23.2.

If permitted by applicable laws, CGA Shares are expected to be delisted from the TSX approximately three Business Days prior to the CGA Record Date and from the ASX shortly after the Implementation Date. B2Gold will also apply for CGA to cease to be a reporting issuer under the securities laws of each jurisdiction in Canada in which it is a reporting issuer immediately after the Implementation Date.

When the Transaction is Completed

If the approvals listed under the heading “The Transaction – Approvals” are obtained, and all other conditions of the Merger Implementation Agreement (including approval of the Court) are satisfied or waived in accordance with the terms of the Merger Implementation Agreement, the Transaction will be implemented only upon lodgement with the ASIC of an office copy of the orders approving the Transaction in accordance with Section 411(10) of the Australian Corporations Act. On the Effective Date, the Transaction will be binding on all CGA Shareholders, including any CGA Shareholders who did not vote or who voted against the Transaction.

The Transaction

The Transaction is to be effected by means of a scheme of arrangement under Part 5.1 of the Australian Corporations Act between CGA and the CGA Shareholders, the provisions of which are set out in full in Schedule B to this Information Circular. Pursuant to the Transaction, the following shall occur:

(a)	all existing CGA Shares at the CGA Record Date will be transferred to B2Gold;

(b)

in consideration for the transfer of their CGA Shares, B2Gold shall issue to the holders of the CGA Shares as at the CGA Record Date (other than Ineligible Shareholders and Electing Small Scheme Participants) 0.74 of a New B2Gold Share for each CGA Share so transferred; and

(c)	the number of New B2Gold Shares to be issued to a CGA Shareholder will be rounded down to the nearest whole New B2Gold Share.

Treatment of CGA Options

It is a condition to the completion of the Transaction that each CGA Optionholder agree with CGA, in writing, to cancel all of their CGA Options in exchange for the Cancellation Consideration. See “Information Concerning CGA – CGA Options”.

Ineligible Shareholders

If a CGA Shareholder is classified as an Ineligible Shareholder and the Transaction becomes Effective, their CGA Shares will be transferred to B2Gold and the New B2Gold Shares which would have been issued to the Ineligible Shareholder will be issued by B2Gold to the CGA Nominee.

CGA will procure that the CGA Nominee, as soon as practicable after the Implementation Date but no more than 15 Business Days after the Implementation Date, will arrange for the sale (outside of the United States) of those New B2Gold Shares in such manner, on such financial market, at such price and on such other terms as the CGA Nominee determines in good faith for the benefit of the Ineligible Shareholders.

The CGA Nominee will account to the Ineligible Shareholders for the net proceeds of sale (on an average basis so that all Ineligible Shareholders receive the same price per New B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those New B2Gold Shares, after deduction of any applicable brokerage fee, taxes and charges, at the Ineligible Shareholders’ risk, in full satisfaction of the Ineligible Shareholders’ rights under the Merger, and will remit the net proceeds of sale to the Ineligible Shareholders in C$.

Facility Offered to Small Scheme Participants

If the number of New B2Gold Shares to be issued as consideration to a CGA Shareholder whose address in the CGA Register is in Australia, is equal to or less than 1,000 New B2Gold Shares in aggregate, that participant (a “Small Scheme Participant”) may elect to have all (but not a portion only) of those New B2Gold Shares issued in trust to, and sold by, the B2Gold Nominee (an “Electing Small Scheme Participant”).

B2Gold will procure that the B2Gold Nominee, as soon as practicable after the Implementation Date but no more than 15 Business Days after the Implementation Date, will arrange for the sale (outside the United States in such manner, at such price, and on such other terms as the B2Gold Nominee determines in good faith) of all the New B2Gold Shares issued to it as B2Gold Nominee by all Electing Small Scheme Participants.

The B2Gold Nominee will account to the Electing Small Scheme Participant for the net proceeds of sale (on an averaged basis so that each Electing Small Scheme Participant receives the same price per New B2Gold Share, subject to rounding to the nearest whole C$ cent) and any income referable to those New B2Gold Shares after deduction of applicable brokerage fees, stamp duty and other selling costs, taxes and charges, and at the Electing Small Scheme Participants’ risk, in full satisfaction of the Electing Small Scheme Participants’ rights under the Merger, and the B2Gold Nominee will remit the net proceeds of sale to the Electing Small Scheme Participant in A$.

Stock Exchange Listings

The CGA Shares are listed on ASX trading under the symbol “CGX” and the TSX trading under the symbol “CGA”. If permitted by applicable laws, the CGA Shares are expected to be delisted from the TSX approximately three Business Days prior to the CGA Record Date and from the ASX as soon as practicable following the Implementation Date.

The B2Gold Shares are listed on the TSX under the symbol “BTO”, the NSX under the symbol “B2G”, and on the OTCQX under the symbol “BGLPF”. In accordance with the Merger Implementation Agreement, B2Gold is required to obtain the approval from the TSX in relation to listing of the New B2Gold Shares to be issued pursuant to or in connection with the Transaction.

B2Gold has obtained the TSX’s conditional approval to list up to 251,973,927 B2Gold Shares (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction), subject only to the satisfaction of the customary listing conditions of the TSX, which includes the B2Gold Shareholder Approval.

Background to the Transaction

The Transaction is the result of arm’s length negotiations conducted between representatives of B2Gold and CGA. The following is a summary of the background to the Transaction.

B2Gold’s corporate objective is to build an intermediate gold company through both the development of its existing properties and strategic acquisitions. In pursuing this objective, B2Gold continuously reviews potential opportunities to enhance shareholder value. In the course of such reviews, management of B2Gold identified CGA as an excellent prospect for a business combination because of its Masbate gold mine development.

After preliminary consideration of the possible merits of a business combination with CGA by B2Gold’s management, Mr. Clive Johnson, the President and Chief Executive Officer of B2Gold, met with Mr. Michael Carrick, the President of CGA, in April 2012 to determine if there was reciprocal interest in such a combination.

After this meeting, the parties continued their discussions and pursued their internal investigations of publicly available information. In May 2012, B2Gold sought the assistance of its financial advisor, Canaccord Genuity, and its legal advisor, Lawson Lundell LLP, in undertaking further financial analysis and legal due diligence enquiries. Reciprocal confidentiality agreements were entered into and access was provided by each company to their electronic data rooms.

During the period from May to September 2012, the parties conducted a comprehensive review of each other’s business, operations, properties, assets and liabilities. These reviews included site visits to the respective operating mines of each party in September 2012.

The potential combination with CGA was extensively discussed by the B2Gold Board with management at a Board Meeting on September 13, 2012, resulting in the authorization and approval by the Board of continued negotiation of a transaction by management.

Further negotiation of the terms and structure of a combination transaction occurred up to September 18, 2012, when the B2Gold Board reconvened to review the final terms of the Transaction. At this meeting, Canaccord Genuity made a presentation to B2Gold Board in respect of the financial and strategic merits of the proposed Transaction and provided an oral opinion to the B2Gold Board that, subject to the various assumptions, qualifications and limitations set forth in the Fairness Opinion, as of September 18, 2012, the exchange ratio as set out in the Merger Implementation Agreement is fair, from a financial point of view, to B2Gold shareholders.

The B2Gold Board unanimously determined to authorize and approve the Merger Implementation Agreement and proceeding with the proposed Transaction.

On September 18, 2012, the Merger Implementation Agreement was executed.

On September 19, 2012 at approximately 5:00 a.m. (Vancouver time) (8:00 p.m. on September 20, 2012 WST time) B2Gold and CGA jointly announced that they had entered into a definitive Merger Implementation Agreement.

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE TRANSACTION, THE B2GOLD BOARD UNANIMOUSLY RECOMMENDS THAT B2GOLD SHAREHOLDERS VOTE IN FAVOUR OF THE CGA MERGER RESOLUTION.

Reasons for the Transaction

In reaching its decision to approve the Transaction, the B2Gold Board considered the positive results of the due diligence review conducted by B2Gold’s management and its advisors, as well as the benefits of creating a merged entity with the following attributes:

  Rapidly Expanding Production Profile. Total production of approximately 385,000 ounces of gold in 2013 from three operating mines, with projected growth to over 700,000 ounces of gold production from five operating mines (based on completion of the Otjikoto and Gramalote projects).

  Significant Reserve and Resource Base. Proven and probable gold reserves of 3.9 million ounces, measured and indicated gold resources of 9.6 million ounces (inclusive of reserves) and inferred gold resources of 4.7 million ounces.

  Aggressive Exploration Agenda. Significant exploration programs at existing mines and development assets, as well as at highly prospective earlier stage projects in Nicaragua and Uruguay.

  Geographic Diversification. Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate operational and geopolitical risk.

  Strong Financial Position. Cash and cash equivalent assets of approximately $130 million which, in addition to continued strong cash flow from operations and good access to debt capital markets, will allow B2Gold substantial flexibility for future development activities.

  Experienced Management Team. Proven combined management and technical personnel with extensive exploration, mine development, operating and financial expertise.

  Enhanced Capital Markets Profile. The integration of the companies’ diversified mining assets, its development plan and a combined market capitalization of approximately US$2.9 billion (pro forma at the transaction announcement date), with listings on both the TSX and NSX, provides access to a wider group of investors as well as potentially better trading liquidity and increased analyst coverage.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of this Information Circular entitled “Statements Regarding Forward-Looking Information” and the section of this Information Circular entitled “Risk Factors”.

The B2Gold Board also considered potential adverse factors associated with the Transaction, including, among other things:

  As a result of the issuance of the New B2Gold Shares in connection with the Transaction, B2Gold Shareholders will experience a significant degree of dilution in their ownership of B2Gold, which could adversely impact the market price of B2Gold Shares.

  The completion of the Transaction is subject to several conditions that must be satisfied or waived, including: CGA Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions including ASIC, TSX and ASX approvals.

  The Merger Implementation Agreement may be terminated by B2Gold or CGA in certain circumstances, in which case the B2Gold Reimbursement Fee Amount may be payable by B2Gold and the market price for B2Gold Shares may be adversely affected.

  If the Transaction is not completed, B2Gold may be adversely affected due to potentially negative market perceptions.

The foregoing summary of the information and factors considered by the B2Gold Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the B2Gold Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to specific factors in reaching their conclusions and recommendations. The recommendations of the B2Gold Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of CGA, and were also based upon the advice of financial and legal advisors. In addition, individual directors of B2Gold may have assigned different weights to different factors.

Canaccord Genuity Fairness Opinion

B2Gold entered into an engagement letter dated September 18, 2012 with Canaccord Genuity pursuant to which Canaccord Genuity agreed to provide a fairness opinion to the B2Gold Board as to whether exchange ratio under the Transaction is fair, from a financial point of view, to the B2Gold Shareholders (the “Fairness Opinion”). On September 18, 2012, Canaccord Genuity provided an oral opinion to the B2Gold Board that, as of September 18, 2012 and subject to the various assumptions, explanations, qualifications and limitations set forth in the Fairness Opinion, Canaccord Genuity is of the opinion that the exchange ratio as set out in the Merger Implementation Agreement is fair, from a financial point of view, to B2Gold Shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached hereto as Schedule C. The Fairness Opinion is not intended to be, and does not constitute, advice or a recommendation to any B2Gold Shareholder as to how to vote at the B2Gold Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the B2Gold Board in considering the Transaction. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion and B2Gold Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date of the Fairness Opinion, and the conditions and prospects, financial and otherwise, of B2Gold and its affiliates, as they were reflected in the information and documents reviewed and relied upon by Canaccord Genuity and as they were represented to Canaccord Genuity in discussions with the management, officers and directors of B2Gold. Any material changes therein may affect the Fairness Opinion and Canaccord Genuity reserves the right to amend, modify, supplement or withdraw the Fairness Opinion prior to the completion of the Transaction. Canaccord Genuity has disclaimed any obligation to amend or update the Fairness Opinion or advise any person of any change in any fact or matter affecting the Fairness Opinion that may come to the attention of Canaccord Genuity after the date of the Fairness Opinion.

Under its engagement letter with Canaccord Genuity, B2Gold has agreed to pay a fee for delivering the Fairness Opinion (the “Fairness Opinion Fee”). No portion of the Fairness Opinion Fee to be paid to Canaccord Genuity is contingent on the conclusions reached by Canaccord Genuity therein or the completion of the Transaction. Additionally, B2Gold has agreed to pay Canaccord Genuity a fee for services delivered under the agreement which is contingent upon successful completion of the Transaction. B2Gold has also agreed to indemnify Canaccord Genuity against certain liabilities in connection with its engagement and to reimburse Canaccord Genuity for reasonable expenses incurred by Canaccord Genuity in connection with its engagement.

Approvals

CGA Shareholder Approval

The Transaction requires the approval of the CGA Shareholders at the CGA Shareholders’ Meeting. Pursuant to the Australian Corporations Act, in order for the Transaction to proceed, such approval is required, by:

  at least 75% of the total number of votes cast on the CGA Resolution; and

  unless the Court orders otherwise, a majority in number (more than 50%) of the total number of CGA Shareholders present and voting at the CGA Shareholders’ Meeting (either in person or by proxy, corporate representative or attorney).

B2Gold Shareholder Approval

Pursuant to the TSX listing rules, a listed company is generally required to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the acquisition. Pursuant to the terms of the Merger Implementation Agreement, B2Gold expects to issue up to 250,040,370 New B2Gold Shares to CGA Shareholders. If no further CGA Options are exercised or cancelled prior to the implementation of the Transaction, B2Gold expects to issue approximately 1,933,557 New B2Gold Shares as Cancellation Consideration to CGA Optionholders. Accordingly, B2Gold expects to issue up to 251,973,927 New B2Gold Shares in connection with the Transaction, representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012. If all of the CGA Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue up to an additional 4,295,391 New B2Gold Shares to CGA Shareholders, for a total of 254,335,762 New B2Gold Shares, representing approximately 64.7% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012.

As the Transaction will result in the number of B2Gold Shares to be issued being more than 25% of the number of B2Gold Shares outstanding, a vote of the B2Gold Shareholders is required. It is a condition of the Transaction that the CGA Merger Resolution be approved by a simple majority (50% plus one) of votes cast at the B2Gold Meeting by B2Gold Shareholders, present in person or by proxy.

For details on how on the Transaction will impact ownership of securities, see “Business of the B2Gold Meeting”, above.

Court Approval

The Australian Corporations Act requires that CGA must obtain approval of the Transaction from the Court, pursuant to Section 411(4)(b) of the Australian Corporations Act.

The Court has broad discretion to consider whether it is appropriate in all of the circumstances to approve the Transaction. The Court will consider things such as whether procedural requirements have been satisfied, whether CGA Shareholders have received adequate information and whether the proposal is fair and reasonable. Court approval can be given subject to certain alterations or conditions the Court thinks are just pursuant to Section 411(6) of the Australian Corporations Act. In addition, any CGA Shareholder may request that the Court consider a challenge to the Transaction at the final Court hearing at which the Court approval of the Transaction is sought.

There can be no assurance that the Court will approve the Transaction.

Regulatory Approvals

(a)          FATA

The FATA provides, among other things, for the screening of proposed acquisitions that would give control of Australian businesses and companies to foreign persons, and prohibits such proposals that are determined by the Treasurer of the Commonwealth of Australia, on advice from the FIRB and in accordance with foreign policy guidelines published from time to time, to be against national interest. As the Merger is a “Regulated Acquisition” under FATA, B2Gold is required to notify the Treasurer of the Commonwealth of Australia of the Transaction and apply to FIRB for approval.

It is a condition of the Transaction that on or prior to the Business Day before the Second Court Date, (a) the Treasurer of Australia or his delegate notifies B2Gold in writing that there are no objections under Australia’s foreign investment policy to the acquisition by B2Gold of the CGA Shares pursuant to the Transaction or that such acquisition is subject only to conditions that CGA and B2Gold reasonably consider to be acceptable, or (b) the Treasurer of Australia becomes precluded by passage of time from making an order under Part II of the FATA in respect of the acquisition by B2Gold of the CGA Shares under the Merger.

B2Gold received written confirmation from the Treasurer of Australia that there were no objections in terms of foreign investment policy of the Australian government to the Transaction on November 14, 2012.

(b)          Stock Exchange and Securities Regulatory Authorities

(i)           ASIC

Section 411(2) of the Australian Corporations Act requires that CGA provide ASIC with a reasonable opportunity to review a draft of its scheme booklet, and also that CGA request ASIC to provide a written statement that ASIC has no objection to the Transaction, in accordance with Section 411(17)(b) of the Australian Corporations Act. If ASIC provides the statement, then it will be produced to the Court at the time of the Second Court Date. If ASIC does not produce a written statement that it has no objection to the Transaction, the Court may still approve the Transaction provided it is satisfied that Section 411(17)(a) of the Australian Corporations Act is satisfied.

CGA has provided ASIC with a draft of its scheme booklet for its review.

If the Court approves the Transaction, CGA must lodge office copies of the Court Orders approving the Transaction under Section 411(10) of the Australian Corporations Act with ASIC in order for the Transaction to become Effective.

(ii)           ASX

It is a condition of the Transaction that the ASX must issue or provide such consents or approvals or does such other acts that CGA and B2Gold agree are reasonably necessary to implement the Merger and to enable the CGA Options to be cancelled in consideration for the Cancellation Consideration in accordance with ASX Listing Rule 6.23.2.

The ASX has granted CGA a waiver from the ASX Listing Rules to allow for the cancellation of any CGA Options in accordance with the Option Cancellation Letters without the need to obtain specific shareholder approval. The waiver is conditional on the Merger being approved by the Court and CGA Shareholder Approval.

(iii)          TSX

It is a condition of the Transaction that the TSX provide conditional approval to the listing of the B2Gold Shares to be issued in connection with the Transaction. On November19, 2012, B2Gold obtained the TSX’s conditional approval to list up to 251,973,927 B2Gold Shares (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction), subject only to the satisfaction of the customary listing conditions of the TSX, which includes the B2Gold Shareholder Approval.

Issuance of B2Gold Shares

The New B2Gold Shares to be issued pursuant to the Transaction have not been, and will not be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The B2Gold Shares to be issued in the Transaction will be issued pursuant to an exemption from the prospectus requirements of Canadian securities law and pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Transaction by the Court, or other exemptions from registration under the U.S. Securities Act.

THE MERGER IMPLEMENTATION AGREEMENT

The description of the Merger Implementation Agreement, both below and elsewhere in this Information Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Merger Implementation Agreement, which is incorporated by reference herein and may be found under B2Gold’s profile on SEDAR at www.sedar.com.

General

The Merger Implementation Agreement sets out the obligations of B2Gold and CGA in connection with the implementation of the Transaction.

Conditions

In order for the Transaction to be implemented certain conditions, summarized below, must have been satisfied or, if applicable, waived.

Mutual Conditions

The following conditions must be satisfied and cannot be waived by either B2Gold or CGA:

(a)	the Regulatory Approvals being obtained;

(b)	CGA Shareholder Approval being obtained at the CGA Shareholders’ Meeting (prior to 8:00 a.m. on the Second Court Date);

(c)	B2Gold Shareholder Approval being obtained at the B2Gold Meeting (before 8:00 a.m. on the date of the CGA Shareholders’ Meeting);

(d)

as at 8:00 a.m. (WST) on the Second Court Date, no temporary restraining order, preliminary or permanent injunction or other order or decision has been issued or made by any court of competent jurisdiction or any Regulatory Authority and there is no other legal restraint or prohibition preventing the consummation of any aspect of the Transaction on the Implementation Date; and

(e)	the Court approving the Transaction in accordance with Section 411(4)(b) of the Australian Corporations Act.

The following conditions must be satisfied or, if applicable, waived with the consent of both B2Gold and CGA:

(a)

the CGA Board having made the CGA Recommendation, in the absence of a Superior Offer for CGA and in the absence of the Independent Expert finding that the Transaction is not in the best interests of CGA Shareholders, and such recommendation not being withdrawn or varied;

(b)	the B2Gold Board having made the B2Gold Recommendation and such recommendation not being withdrawn or varied; and

(c)

before 8:00 a.m. (WST) on the Second Court Date, all holders of CGA Options have agreed with CGA in writing, subject to the Transaction becoming Effective, to cancel all of their CGA Options for the Cancellation Consideration in accordance with ASX Listing Rule 6.23.2.

Conditions in Favour of CGA

The following conditions must be satisfied or can be waived by CGA:

(a)	the Independent Expert providing the report to CGA that concludes that the Transaction is in the best interests of CGA Shareholders;

(b)	no B2Gold Material Adverse Event or B2Gold Prescribed Occurrence occurring between September 18, 2012 and 8:00 a.m. (WST) on the Second Court Date; and

(c)	the B2Gold Representations and Warranties set forth in the Merger Implementation Agreement are true and correct in all material respects as at 8:00 a.m. (WST) on the Second Court Date.

Conditions in Favour of B2Gold

The following conditions must be satisfied or can be waived by B2Gold:

(a)	no CGA Material Adverse Event or CGA Prescribed Occurrence occurring between September 18, 2012 and 8:00 a.m. (WST) on the Second Court Date;

(b)	the CGA Representations and Warranties set forth in the Merger Implementation Agreement are true and correct in all material respects as at 8:00 a.m. (WST) on the Second Court Date;

(c)

each of Mark Turner and Hannah Hudson entering into consulting arrangements with B2Gold, on terms and conditions agreeable to Mark Turner, Hannah Hudson and B2Gold, acting reasonably, where such persons will be compensated at reasonable and customary industry consulting rates and B2Gold will seek to reasonably minimize the utilization of their time.

(d)	BNP Paribas providing consent under Part B: Facility Agreement of the Omnibus Agreement to the change of Control of CGA; and

(e)

B2Gold obtaining reasonably satisfactory confirmation that all of the mineral production sharing agreements and the mining lease contracts held by the Significant Interest Companies are validly existing and registered in the name of a Significant Interest Company, in good standing, and the provisions thereof comply with applicable laws.

Implementation Covenants

Each of CGA and B2Gold has agreed, in the Merger Implementation Agreement, to take all necessary steps, and cooperate with, and keep informed, the other, to propose, promote the merits of and implement the Transaction and give effect to the Court Orders approving the Transaction, and in accordance with an agreed timetable.

Covenants Regarding Conduct of Business

CGA Covenants

CGA has agreed that, until the Implementation Date, it and each of its related entities will conduct its business, and will cause its subsidiaries to, and will use reasonable endeavors to cause each Significant Interest Company to conduct their respective businesses, in the ordinary course of business consistent with past practice, including making reasonable efforts to: (i) maintain its business and assets; (ii) maintain insurance (or reinsurance) policies; (iii) keep available the services of directors, officers and key employees (other than as a result of retirement, redundancy, non-renewal of contracts or resignation in the ordinary course); (iv) maintain their current relationships with Regulatory Authorities, customers, suppliers, licensors and other third parties having business dealings with CGA, its related entities and the Significant Interest Companies; and (v) not enter into any business or activities not already engaged in as of the date of the Merger Implementation Agreement.

CGA has also agreed that it and each of its subsidiaries will not, and will use reasonable endeavors to cause each Significant Interest Company, to not, among other things, (i) other than as already provided in the CGA budget, increase the remuneration or bonus, or issue securities or options, or otherwise vary the employment agreements of Senior Executives; (ii) accelerate the rights of its directors or Senior Executives to benefits, (iii) pay a director or Senior Executive a termination payment other than as provided for in an existing employment contract, (iv) enter into any long term supply agreements with a term of more than 12 months; (v) enter into any new financing arrangements in excess of A$5,000,000 or (vi) take any action that would be reasonably expected to give rise to a CGA Prescribed Occurrence.

B2Gold Covenants

B2Gold has agreed that, until the Implementation Date, it and each of its subsidiaries will conduct their respective businesses, in the ordinary course of business consistent with past practice, including making reasonable efforts to: (i) maintain its business and assets; (ii) maintain insurance (or reinsurance) policies; (iii) maintain their current relationships with Regulatory Authorities, customers, suppliers, licensors and other third parties having business dealings with B2Gold; and (iv) not enter into any business or activities not already engaged in as of the date of the Merger Implementation Agreement.

Appointment of Directors and Officers

Pursuant to the terms of the Merger Implementation Agreement, CGA must, as reasonably practicable (provided the Transaction is approved by the Court), after the Second Court Date take all actions necessary to cause the appointment of such number of nominees of B2Gold to the CGA Board and all other actions, which gives those nominees, acting together, control of at least half of the votes at a meeting of the CGA Board. As soon as reasonably practicable, on the Implementation Date, CGA must (a) ensure that all directors of the CGA Board, other than the B2Gold nominees, resign and release CGA from any claims they may have against CGA, and (b) take all actions to ensure that (i) all directors on the boards of each of CGA and its related entities (other than the nominees of B2Gold) and (ii) all CGA nominees on the boards of Significant Interest Companies, resign and cause the appointment of B2Gold nominees to those boards.

Board Recommendations and Intentions

Pursuant to the Merger Implementation Agreement, CGA has agreed that the CGA Board will, amongst other things, (i) unanimously recommend that the Merger is in the best interests of CGA Shareholders, and (ii) unanimously recommend that CGA Shareholders vote in favour of all resolutions to be proposed at the CGA Shareholders’ Meeting in relation to the Merger and approve the Merger (collectively, the “CGA Recommendations”).

CGA has also agreed that neither the CGA Board nor any of its directors will change, withdraw or modify, or make any public statement or take any action that contradicts or qualifies the CGA Recommendations unless:

(a)	the Independent Expert fails to provide a report to CGA that the Transaction is in the best interests of CGA Shareholders; or

(b)

the CGA Board unanimously determines that an announced Competing Proposal for CGA is a Superior Offer for CGA and publicly recommended that the Superior Offer is in the interests of the CGA Shareholders.

Pursuant to the Merger Implementation Agreement, B2Gold has agreed that the B2Gold Board will, amongst other things, unanimously recommend that B2Gold Shareholders vote in favour of the B2Gold Resolutions (the “B2Gold Recommendation”). B2Gold has agreed that neither the B2Gold Board nor any of its directors will change, withdraw or modify, or make any public statement or take any action that contradicts or qualifies the B2Gold Recommendation.

Representations and Warranties

The Merger Implementation Agreement contains certain representations and warranties provided by CGA to B2Gold and by B2Gold to CGA. Those representations and warranties were provided solely for the purposes of the Merger Implementation Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties. Accordingly, you should not rely on the representations and warranties contained in the Merger Implementation Agreement as statements of factual information at the time they were made or otherwise.

Each of B2Gold and CGA has made certain representations and warranties to the other in respect of, among other things, it and its subsidiaries, including in relation to: solvency; compliance with applicable laws, having material licences, permits and authority to conduct its activities as conducted; actions and investigations of Regulatory Authorities; Regulatory Approvals; its issued and outstanding share capital and issued and outstanding securities convertible into its share capital; certain information provided by it to the other party; and the absence of breaches of continuous disclosure obligations.

Exclusivity

No-Shop

CGA has agreed, during the Exclusivity Period, that it and none of its subsidiaries, and that it will use its reasonable commercial endeavors to ensure that none of the Significant Interest Companies, or any of its or their representatives, will solicit, invite, facilitate, encourage or initiate any enquiries, negotiations, discussions or proposals with a third party in relation to, or which may reasonably be expected to lead to, a Competing Proposal. CGA has also agreed that it and none of its subsidiaries, and that it will use its reasonable commercial endeavors to ensure that none of the Significant Interest Companies, will, during the Exclusivity Period:

(a)	provide or make available any information (including by way of providing information and access to perform due diligence on CGA or its related entities),

(b)	enter into any agreement, arrangement or understanding, or

(c)	communicate any intention to do any of the above,

in relation to, or which may reasonably be expected to lead to, a Competing Proposal.

The restrictions in (a) and (b) above do not apply to the extent that they require the CGA Board to take or refuse to take any action with respect to a bona fide, written Competing Proposal if the CGA Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the CGA Board’s fiduciary duties or statutory obligations.

No-Talk

CGA has agreed, during the Exclusivity Period, that it and none of its subsidiaries, and that it will use its reasonable commercial endeavors to ensure that none of the Significant Interest Companies, or any of its or their representatives, will:

(a)	initiate, negotiate or enter into or participate in negotiations or discussions with any person; or

(b)	communicate any intention to do any of the above,

in relation to, or which may reasonably be expected to lead to, (i) a Competing Proposal, even if such Competing Proposal was not directly or indirectly solicited, encouraged or initiated by CGA or any of its representatives or the person has publicly announced the Competing Proposal; or (ii) the non-completion of the Transaction.

The restrictions above do not apply to the extent that they require the CGA Board to take or refuse to take any action with respect to a bona fide, written Competing Proposal if the CGA Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the CGA Board’s fiduciary duties or statutory obligations.

Due Diligence Information

CGA has agreed, during the Exclusivity Period, that it and none of its subsidiaries, and that it will use its reasonable commercial endeavors to ensure that none of the Significant Interest Companies, or any of its or their representatives, will, in relation to a Competing Proposal, solicit, invite, initiate or encourage any other party other than B2Gold to undertake due diligence investigations on CGA, its subsidiaries or the Significant Interest Companies or their respective businesses and operations.

CGA has also agreed that it and none of its subsidiaries, and that it will use its reasonable commercial endeavors to ensure that none of the Significant Interest Companies, or any of its or their representatives, will, during the Exclusivity Period:

(a)	facilitate any other party other than B2Gold to undertake due diligence investigations on CGA, its subsidiaries or the Significant Interest Companies or their respective businesses and operations; or

(b)

make available to any other person or permit any other person to receive (in the course of due diligence investigations or otherwise) any non-public information relating to CGA, its subsidiaries or the Significant Interest Companies or their respective businesses and operations.

The restrictions in (a) and (b) above do not apply to the extent that they require the CGA Board to take or refuse to take any action with respect to a bona fide, written Competing Proposal if the CGA Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the CGA Board’s fiduciary duties or statutory obligations.

Notification of Approaches

CGA has agreed, during the Exclusivity Period, to promptly notify B2Gold if it, its subsidiaries, the Significant Interest Companies or any of its or their representatives becomes aware of (i) any approach, inquiry or proposal made to, and any attempt or any intention of the part of any person to initiate or continue negotiations or discussions with CGA or any of its representatives that could reasonably be expected to lead to a Competing Proposal (whether unsolicited or otherwise), (ii) any proposal made to CGA, its representatives or any of its subsidiaries or their representatives, in connection with a Competing Proposal or a proposed or potential Competing Proposal (whether unsolicited or otherwise), (iii) any request for information relating to CGA or any of its subsidiaries, its or their business or operations or any request for access to books or records of CGA or its related entities, which CGA has reasonable grounds to suspect may be related to a current or future Competing Proposal, (iv) any intention by CGA or any of its representatives to provide any information relating to CGA or its subsidiaries to any person in connection with a current or future Competing Proposal, or (v) any action or intention by CGA or any of its representatives to take any action with respect to a bona fide Competing Proposal if the CGA Board determines in good faith and acting reasonably: (a) that such bona fide Competing Proposal is a Superior Offer; and (b) after having received legal advice, that failing to respond to such Competing Proposal would likely be inconsistent with the CGA Board’s fiduciary duties or statutory obligations. CGA has also agreed to notify B2Gold of any breach of these notice provisions.

Any notice given pursuant to the above must be accompanied by all material details, including (i) the identity of the person or persons taking the action referred to above, (ii) the terms and conditions of any Competing Proposal or any proposed Competing Proposal (to the extent known) and (iii) the circumstances in which any information is provided to the Third Party Bidder.

CGA Response to Third Party Bidder and B2Gold’s Right to Respond

If, in respect of a bona fide, written Competing Proposal the CGA Board determines in good faith and acting reasonably: (i) that such Competing Proposal is a Superior Offer; and (ii) after having received legal advice, that failing to respond to such Competing Proposal would likely be inconsistent with the CGA Board’s fiduciary duties or statutory obligations, to engage in activity otherwise restricted by the non-solicitation provisions in the Merger Implementation Agreement, CGA must enter into a confidentiality agreement with the Third Party Bidder on terms no less onerous than the Confidentiality Agreement with B2Gold.

If CGA gives notice to B2Gold in respect of a bone fide, unsolicited Superior Offer, B2Gold will have the right, but not the obligation, to within 5 Business Days to make a counterproposal. If the counterproposal would be more favourable to CGA Shareholders than the Superior Offer, CGA must promptly publicly announce that the CGA Directors unanimously recommend the Counterproposal.

Reimbursement Fees

There are certain circumstances in which the B2Gold Reimbursement Fee Amount is payable by B2Gold to CGA and certain circumstances in which the CGA Reimbursement Fee Amount is payable by CGA to B2Gold.

CGA Reimbursement Fee Amount

Under the Merger Implementation Agreement, CGA is required to pay the CGA Reimbursement Fee Amount to B2Gold if:

(a)	the CGA Board fails to unanimously recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the Transaction, in each case other than as a result of:

	(i)	the Independent Expert opining that the Transaction is not in the best interests of CGA Shareholders; or

	(ii)	the fact that a B2Gold Material Adverse Event has occurred and is continuing;

(b)	any CGA Director recommends or promotes a Competing Proposal;

(c)

the Court fails (taking into account all appeals) to approve the Merger for the purposes of Section 411(1)(b) of the Australian Corporations Act as a result of a material non-compliance by CGA with any of its obligations under the Merger Implementation Agreement;

(d)	the Effective Date of the Merger has not occurred prior to the Sunset Date as a consequence of:

	(i)	non-compliance by CGA with any of its obligations under the Merger Implementation Agreement; or

	(ii)	the CGA Shareholders’ Meeting not being held in a reasonably expeditious manner due to CGA delaying the CGA Shareholders’ Meeting as a result of a Competing Proposal;

(e)

a Competing Proposal is announced before the date of the CGA Shareholders’ Meeting, the Merger is not approved by the CGA Shareholders at the CGA Shareholders’ Meeting and, as contemplated by the Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of CGA within twelve months of the Competing Proposal being announced; or

(f)	B2Gold terminates the Merger Implementation Agreement in accordance with the termination provisions contained therein.

Despite the foregoing, the CGA Reimbursement Fee Amount will not be payable to B2Gold if CGA is entitled to terminate the Merger Implementation Agreement as a result of the B2Gold Shareholders not approving the CGA Merger Resolution.

B2Gold Reimbursement Fee Amount

Under the Merger Implementation Agreement, B2Gold is required to pay the B2Gold Reimbursement Fee Amount to CGA if

(a)

the B2Gold Board fails to unanimously recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the CGA Merger Resolutions, in each case other than as a result of the fact that a CGA Material Adverse Event has occurred and is continuing;

(b)

the Court fails (taking into account all appeals) to approve the Merger for the purposes of Section 411(1)(b) of the Australian Corporations Act as a result of a material non-compliance by B2Gold with any of its obligations under the Merger Implementation Agreement;

(c)	the Effective Date of the Merger has not occurred prior to the Sunset Date as a consequence of non- compliance by B2Gold with any of its obligations under the Merger Implementation Agreement;

(d)

a proposal or offer in respect of B2Gold is announced before the date of the B2Gold Shareholders Meeting, the B2Gold Shareholders do not approve the CGA Merger Resolutions at the B2Gold Shareholders Meeting and, as contemplated by the proposal, a third party acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of B2Gold within 12 months of the proposal being announced; and

(e)	CGA terminates the Merger Implementation Agreement in accordance with the termination provisions contained therein

Despite the foregoing, the B2Gold Reimbursement Fee Amount will not be payable to CGA if B2Gold is entitled to terminate the Merger Implementation Agreement as a result of the CGA Shareholders not approving the Merger.

Termination

Termination Rights of Both Parties

Either B2Gold or CGA may terminate the Merger Implementation Agreement if:

(a)	the Sunset Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under the Merger Implementation Agreement);

(b)	each of the following has occurred:

(i)

the other party (“defaulting party”) is in breach of a material provision of the Merger Implementation Agreement (other than for breach of a representation or warranty) at any time prior to 8:00 a.m. (WST) on the Second Court Date;

(ii) the non-defaulting party has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate the agreement; and

(iii) the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 8:00 a.m. (WST) on the Second Court Date) from the time such notice is given;

(c)	the required majorities of CGA Shareholders do not approve the Transaction at the CGA Meeting;

(d)	the required majority of B2Gold Shareholders do not approve the CGA Merger Resolutions;

(e)

a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed; or

(f)

a condition precedent to the implementation of the Transaction is not met, provided that such condition precedent was for the benefit of the party choosing to terminate the Merger Implementation Agreement.

Termination Rights of B2Gold

B2Gold may terminate the Merger Implementation Agreement if:

(a)	at any time prior to the Second Court Date, CGA breaches any representation or warranty made in the Merger Implementation Agreement and:

	(i)	the breach:

		I.	cannot be remedied by subsequent action on the part of CGA before 8:00 a.m. (WST) on the Second Court Date; and

II.

was of a kind that, had it been disclosed to B2Gold prior to its entry into the Merger Implementation Agreement, could reasonably be expected to have resulted in B2Gold either not entering into this agreement or entering into it on materially different terms; or

(ii)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a CGA Material Adverse Event;

(b)

at any time before 8:00 a.m. (WST) on the Second Court Date, a CGA Director fails to recommend the Transaction or makes or withdraws his recommendation that CGA Shareholders vote in favour of the Transaction or makes a public statement indicating that he or she no longer supports the Transaction;

(c)	a CGA Prescribed Occurrence occurs prior to 8:00 a.m. (WST) on the Second Court Date;

(d)	the B2Gold Reimbursement Fee Amount is payable by B2Gold and has been paid in full to CGA;

(e)	at any time before 8:00 a.m. (WST) on the Second Court Date, the CGA Board recommends a Superior Offer for CGA; or

(f)

a Competing Proposal for CGA is announced, made, or becomes open for acceptance and, pursuant to that Competing Proposal for CGA, the bidder for CGA acquires voting power (within the meaning of section 610 of the Australian Corporations Act) of 50% or more of CGA and that Competing Proposal for CGA is (or has become) free from any defeating conditions.

Termination Rights of CGA

CGA may terminate the Merger Implementation Agreement if:

(a)	at any time prior to the Second Court Date, B2Gold breaches any representation or warranty in the Merger Implementation Agreement and:

	(i)	the breach:

		I.	cannot be remedied by subsequent action on the part of B2Gold before 8:00 a.m. (WST) on the Second Court Date; and

II.

was of a kind that, had it been disclosed to CGA prior to its entry into the Merger Implementation Agreement, could reasonably be expected to have resulted in CGA either not entering into this agreement or entering into it on materially different terms; or

	(ii)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a B2Gold Material Adverse Event;

(b)

at any time prior to the date of the CGA Shareholders’ Meeting, a majority of the directors of CGA have changed, withdrawn or modified their recommendation in accordance with the Merger Implementation Agreement;

(c)

a director of B2Gold fails to recommend the CGA Merger Resolutions or the Transaction or makes or withdraws his recommendation that B2Gold Shareholders vote in favour of the CGA Merger Resolutions or makes a public statement indicating that he or she no longer supports the CGA Merger Resolutions or the Transaction;

(d)	in order to permit the CGA Board to recommend a Superior Offer; or

(e)	a B2Gold Prescribed Occurrence occurs prior to 8:00 a.m. (WST) on the Second Court Date.

RISK FACTORS

B2Gold Shareholders should carefully consider the following risk factors related to the Transaction. In addition to the risks set out in the documents incorporated by reference in this Information Circular, the proposed combination of B2Gold and CGA is subject to certain risks, including the following:

Risks Relating to the Transaction

Failure to complete the Transaction could negatively impact the market price of B2Gold Shares and future business and financial results

The completion of the Transaction is conditional upon, among other things, CGA Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions (including Australian foreign investment, ASIC, TSX and ASX approvals). There can be no certainty, and B2Gold is unable to provide any assurance, that these conditions will be satisfied or, if satisfied, that they will be satisfied on acceptable terms.

If the Transaction is not completed for any reason, B2Gold’s ongoing business and financial results may be adversely affected. In addition, if the Transaction is not completed, B2Gold may be subject to a number of additional risks, including the following:

  Under the terms of the Merger Implementation Agreement, in certain circumstances, if the Transaction is not completed by reason of certain circumstances attributable to B2Gold, B2Gold will be required to pay the CGA Reimbursement Fee Amount; and

  The price of the B2Gold Shares may decline to the extent that the current market price of the B2Gold Shares reflect a market assumption that the Transaction will be completed and that the related benefits will be realized, or as a result of the market’s perceptions that the Transaction was not consummated due to an adverse change in B2Gold’s business or financial condition.

Whether or not the Transaction is completed, the pending Transaction could adversely affect B2Gold’s operations because matters relating to the Transaction require substantial commitments of time and resources by B2Gold’s management and employees that could otherwise have been devoted to other opportunities that may have been beneficial to B2Gold.

B2Gold cannot guarantee when, or whether, the Transaction will be completed, that there will not be a delay in the completion of the Transaction or that all or any of the anticipated benefits of the Transaction will he obtained. If the Transaction is not completed or is delayed, B2Gold may experience the risks discussed above which may adversely affect B2Gold’s business, financial results and share price.

The Transaction is subject to satisfaction or waiver of a number of conditions

The completion of the Transaction is conditional upon, among other things, CGA Shareholder Approval, B2Gold Shareholder Approval, obtaining the Court Orders, and satisfaction of governmental or regulatory conditions (including Australian foreign investment, ASIC, TSX and ASX approvals). There can be no certainty, and B2Gold is not able to provide any assurance, that these conditions will be satisfied or, if satisfied, that they will be satisfied on acceptable terms. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business or financial condition of B2Gold. In addition, if for any reason the conditions to the Transaction are not satisfied or waived and the Transaction is not completed, the market price of B2Gold Shares may be adversely affected.

The issuance of a significant number of B2Gold Shares and resulting “market overhang” could adversely affect the market price of B2Gold Shares after completion of the Transaction

On completion of the Transaction, a significant number of additional B2Gold Shares will be available for trading in the public market. The increase in the number of B2Gold Shares may lead to sales of such B2Gold Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, B2Gold Shares. The potential that a B2Gold Shareholder may sell its B2Gold Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of B2Gold Shares in the public market, could adversely affect the market price of the B2Gold Shares.

The integration of B2Gold and CGA may not occur as planned

The Merger Implementation Agreement has been entered into with the expectation that its successful completion will result in increased gold production and an enhanced platform for growth. These anticipated benefits will depend in part on whether B2Gold and CGA’s operations can be integrated in an efficient and effective manner under New B2Gold. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and unanticipated costs. As a result of these factors, it is possible that the cost reductions and synergies expected from the Transaction will not be realized by New B2Gold.

Risks Relating to the Business of B2Gold

For a discussion of the risks associated with B2Gold please refer to the section entitled “Risk Factors” in the B2Gold AIF, which is incorporated by reference herein.

Risks Relating to CGA and New B2Gold

The business of New B2Gold will be subject to risks currently affecting the businesses of B2Gold and CGA

For a discussion of the businesses of B2Gold and CGA, together with factors to consider in connection with those businesses, see the documents incorporated by reference into this Information Circular including the B2Gold and the discussion of CGA’s business and the risks associated therewith under the heading “Information Concerning CGA”.

Political risks

CGA currently holds interests in gold projects in the Republic of the Philippines, which may be considered to have high political and sovereign risk. Any material adverse changes in government policies or legislation of the Republic of the Philippines or any other country that CGA has economic interests in that affect mineral exploration activities, may affect the viability and profitability of CGA.

While the government in the Philippines has historically supported the development of its natural resources by foreign companies, there is no assurance that the government will not in the future adopt different policies or interpretations respecting foreign ownership of mineral resources, royalties rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital or the obligations of CGA under its respective mining codes. The possibility that the government may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on CGA. Political risk also includes the possibility of civil disturbances and political instability.

Environmental risks

In the Philippines, mining is subject to regulations (including environmental regulation) that mandate, among other things, the maintenance of air and water quality as well as land reclamation. Certain environmental regulations may also impose limitations on the generation, transportation, storage and disposal of certain types of mining-generated waste. Current environmental legislation and regulation is evolving, requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Any future changes in environmental regulation, if any, may adversely affect the operations of New B2Gold, make those operations prohibitively expensive or prohibit them altogether.

It is also important to note that environmental hazards may exist on the properties in which New B2Gold may hold interests in the future that are unknown to B2Gold at the present and that have been caused by CGA, previous owners or operators, or that may have occurred naturally. These potential environmental matters concerning the mining properties of CGA may cause New B2Gold to be liable for remediating any damage that CGA or a previous operator may have caused. The liability could include response costs as well as the payment of certain fines and penalties.

Outside contractor risk

Certain of CGA’s mining and exploration activities are conducted by outside contractors. As a result, New B2Gold’s operations at these sites will be subject to a number of risks, some of which will be outside New B2Gold’s control, including:

  negotiating agreements with contractors on acceptable terms;
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
  reduced control over such aspects of operations that are the responsibility of the contractor;
  failure of a contractor to perform under its agreement with New B2Gold;
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, New B2Gold may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on New B2Gold’s business, results of operations and financial condition.

Hedging risk

As part of the risk management policy of CGA and in compliance with the conditions required by the financiers of the Masbate Gold Project, a variety of financial instruments (such as gold forward sales contracts and gold put options) have been used from time to time to reduce exposure to unpredictable fluctuations in the project life revenue streams. New B2Gold will assume these hedging programs. Within this context, the hedging programs undertaken are structured with the objective of retaining as much upside to the gold price as possible, but in any event, by limiting hedging commitments to no more than 50% of CGA’s gold reserves. CGA also entered into a number of other derivative instruments including interest rate swaps and fuel hedging contracts. In the event New B2Gold cannot deliver into these contracts due to insufficient gold production at the Masbate Gold Project, New B2Gold could be exposed to material mark to market adjustments that could cause material liquidity requirements that may not be able to be funded from the cashflow from operations.

Small scale miners

Small scale miners have been operating in Aroroy, Masbate since 1979. While their processing operations are not on Filminera Resources Corporation’s (“FRC”) property, there has been evidence of contamination from tailing and effluent discharges within CGA’s boundary. Although FRC is not liable for their contamination, CGA has been diligent in attempting to limit the activities of these miners and informing the public about the risk of contamination. In line with attempts to limit and control their activities, CGA, in coordination with local and National government, began a process to enter into agreements with small scale miners. The agreements will form local cooperatives to legally work on some areas of New B2Gold’s mineral tenements outside of its Masbate operations that are not suitable for large scale mining. There is also a natural conflict in objectives between small scale miners and New B2Gold and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, New B2Gold and FRC have a stated position of allowing some level of activity, however they require it to be contained to nominated areas only. Accordingly, there are risks that conflict can arise which could materially adversely affect the operations of New B2Gold and/or FRC.

Land holdings

In general, FRC has valid title to or preferential rights to use and possess the parcels of land needed for its mining operations at the Masbate Gold Project. The following are outstanding issues:

  titles to three parcels of land are being judicially confirmed by applying for registration under the Land Registration Act; and
  three claimants have filed an action contesting the title of FRC to three parcels of land.

While FRC anticipates that these land issues will be resolved, no assurance can be given that the matters will be resolved in FRC’s favour in a timely manner, or at all.

Regulations in the Philippines

The Philippines Constitution provides that all natural resources are owned by the State which may enter into a co-production, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens.

Commonwealth Act No. 108, as amended (the “Anti-Dummy” Act), provides penalties for, amongst others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalises the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalised business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although CGA believes its structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged.

NEW B2GOLD

Overview

On completion of the Transaction, New B2Gold will continue to be a company existing under the laws of British Columbia and the former CGA Shareholders will be shareholders of New B2Gold (other than Ineligible Shareholders and Electing Small Scheme Participants). New B2Gold will retain the B2Gold Corp. name and will continue to have its corporate head office in Vancouver, British Columbia, Canada. B2Gold Shares will continue to be listed on the TSX, the NSX and OTCQX.

New B2Gold’s operating assets are the Limon and La Libertad gold mines in Nicaragua and the Masbate gold mine in the Philippines, which together are projected to produce 385,000 ounces of gold in 2013. New B2Gold is well positioned for gold production growth. Assuming positive construction decisions on two current development projects, the Otjikoto gold project in Namibia (92% interest) and the Gramalote gold project in Colombia (49% interest), New B2Gold is projected to produce over 700,000 ounces of gold annually. New B2Gold will have an extensive exploration portfolio and the internal cashflow to support exploration programs in highly prospective regions of Nicaragua, Uruguay, Namibia, Colombia, and the Philippines.

New B2Gold will have combined proven and probable gold reserves of approximately 3.9 million ounces, measured and indicated gold resources (inclusive of reserves) of approximately 9.6 million ounces and inferred gold resources of 4.7 million ounces. The description of the assets and operations of CGA and B2Gold beginning on pages 53 and 60, respectively, and in the documents incorporated by reference herein, is considered to provide an accurate outline of the operations and assets of New B2Gold.

New B2Gold will benefit from the ability to implement strategic growth opportunities in a diverse geographic setting with production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operation and geopolitical risk. New B2Gold will also benefit from a strong financial position with cash and cash equivalent assets of approximately $130 million and continued strong cash flow from operations.

Summary Organization Chart

The following chart shows the corporate relationship between B2Gold and CGA following the completion of the Transaction:

B2GOLD CORP.(1)
Andean Avasca Resources Inc. (British Columbia)
Colombian Ventures Ltd. (Bermuda)
Uruguay Ventures Ltd. (BVI)
49%
Quebradona Holdings Limited (BVI)
80%
Weeping Apple, S.A. (Uruguay)
50%
50%
AngloGold Ashanti Quebradona Investments One Limited (BVI)
AngloGold Ashanti Quebradona Investments Two Limited (BVI)
Minera Quebradona Colombia S.A. (Colombia)
49.97%
49.97%
Graminvest Ventures Limited (BVI)
49%
Gramalote Limited (BVI)
Gramalote (Colombia) Limited (Colombian Branch)(2)
Central Sun Mining Inc. (Canada)
Black Hawk Mining Inc. (Quebec)
Triton Mining Corporation (Ontario)
95%
Triton Minera S.A. (Nicaragua)
Central Sun Mining Holdings Inc. (Cayman Islands)
Metales Procesados MRW S.A. (Costa Rica)
Compania Agro-Parque S.A. (Costa Rica)
Compania Rio Minerales S.A. (Costa Rica)
Central Sun Mining Investments Corp. (Cayman Islands)
Desarrollo Minero de Nicaragua, S.A. (Nicaragua)
Minera Glencairn S.A. (Nicaragua)
80%
Cerro Quiroz Gold S.A. (Nicaragua)
Auryx Gold Corp. (British Columbia)
TEAL Namibia (B) Inc. (Barbados)
TEAL Exploration & Mining Investments Holdings (Pty) Ltd. (South Africa)
Auryx Property Holdings (Pty) Limited (Namibia)
Auryx Minerals Exploration (Pty) Limited (Namibia)
Auryx Gold (Namibia) (Pty) Ltd. (Namibia)
92%
CGA Mining Limited (Australia)
CGX Holdings Pty. Ltd. (Australia)
CGA Mining Financing Holding Company B.V. (The Netherlands)
CGA Mining Financing Company B.V. (The Netherlands)
91%
Central Asia Gold Limited (Bahamas)
Option Agreement
Other Philippine shareholder
60%
40%
Zoom Minerals Holdings Inc. (Philippines)
60%
Philippine Gold Limited (UK)
40%
9%
Filminera Resources Corporation (Philippines)
Philippine Gold Processing & Refining Corporation (Philippines)
Ore Sale Agreement
Masbate Gold Project

______________________________________
Notes:

(1)	All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by B2Gold through wholly-owned subsidiaries not reflected above.
(2)	Colombian branches are not separate legal entities.

Directors and Officers

Executive Officers

Upon completion of the Transaction, the existing executive officers of B2Gold set out under the heading “Information Concerning B2Gold – Directors and Executive Officers” will continue to be the executive officers of New B2Gold.

Directors

Upon completion of the Transaction, it is expected that the board of directors of New B2Gold will be comprised of seven directors. In addition to the existing B2Gold directors, it is expected that Michael Carrick, currently a director of CGA, will be appointed to the board of directors of New B2Gold. Accordingly, B2Gold expects that the following individuals will be directors of New B2Gold.

Robert Cross (Chairman)

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He is a co- founder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006 and a director of Bema from 2003 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007. Each of these companies was subsequently acquired by way of takeover. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Western Copper Corporation, Silvercorp Metals Inc., Eastern Platinum Ltd., Palo Duro Energy Inc. and Trans National Minerals Inc.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp. and Eurogas International Inc. and an advisor to Canaccord Genuity Corp.

Jerry Korpan

Jerry Korpan is based in London, England. He was Managing Director of Yorkton Securities UK until 1999 and a director of Bema from 2002 to 2007, and was the Executive Director of Emergis Capital S.A., a company operating out of Antwerp, Belgium, until 2011. Mr. Korpan is currently a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years of experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. He is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. Dr. Rayment was the President of Mining Assets Corporation, a private company, which provided consulting services to the mining industry between 1993 and 2010. He is currently a mining industry consultant based in Laguna Beach, California. Dr. Rayment is currently a director of Golden Predator Corp.

Bongani Mtshisi

Bongani Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, Debeers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi is currently the CEO of BSC Resources Ltd. (“BSC”), a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx, a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. Mr. Mtshisi has a National diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Michael Carrick

Michael Carrick is a Chartered Accountant with 20 years of experience in the resources sector. He was previously Executive Chairman of AGR and Chief Executive Officer of Resolute Limited, an Australian listed company. Prior to joining Resolute Limited, Mr. Carrick was a partner of Arthur Andersen. Mr. Carrick has served as a director of Ratel Group Limited, a TSX listed entity, since October 2010. Mr. Carrick holds degrees in economics, law, business administration and accounting and has been responsible for the acquisition, development and operation of a number of major gold projects, both in Australia and internationally.

Description of Capital Structure

The authorized share capital of B2Gold will remain unchanged as a result of the completion of the Transaction, other than for the issuance of the New B2Gold Shares to CGA Shareholders and the issuance of the B2Gold Shares that comprise the Cancellation Consideration.

B2Gold’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the close of business on November 19, 2012, 393,261,542 B2Gold Shares were issued and outstanding. In addition, there were B2Gold Options outstanding to acquire 22,580,203 B2Gold Shares, and B2Gold Warrants outstanding exercisable for 515,775 B2Gold Shares. Pursuant to the terms of the Merger Implementation Agreement, B2Gold expects to issue up to 250,040,370 New B2Gold Shares to CGA Shareholders. If no further CGA Options are exercised or cancelled prior to the implementation of the Transaction, B2Gold expects to issue approximately 1,933,557 New B2Gold Shares as Cancellation Consideration to CGA Optionholders. Accordingly, B2Gold expects to issue up to 251,973,927 New B2Gold Shares in connection with the Transaction, representing approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012. If all of the CGA Options issued and outstanding as at the date of this Information Circular are exercised prior to the implementation of the Transaction, B2Gold expects to issue up to an additional 4,295,391 New B2Gold Shares to CGA Shareholders, for a total of 254,335,762 New B2Gold Shares, representing approximately 64.7% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012. Immediately following the completion of the Transaction (assuming no currently outstanding B2Gold Options or B2Gold Warrants are exercised and assuming that no further CGA Options are exercised or cancelled prior to the implementation of the Transaction), existing B2Gold Shareholders will hold approximately 61% of the issued and outstanding B2Gold Shares and former CGA Shareholders will hold approximately 39% of the issued and outstanding B2Gold Shares. If all currently outstanding B2Gold Options and B2Gold Warrants are executed, the effect would be that existing B2Gold Shareholders and former CGA Shareholders would own approximately 62% and 38%, respectively, of New B2Gold.

Common Shares

Registered holders of B2Gold Shares are entitled to receive notice of and attend all meetings of shareholders of the B2Gold, and are entitled to one vote for each B2Gold Share held. In addition, holders of B2Gold Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of B2Gold, are entitled to receive on a pro rata basis the net assets of B2Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the B2Gold Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of B2Gold to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of B2Gold. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the B2Gold Shares, and over any other shares of B2Gold ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of B2Gold, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of B2Gold over the B2Gold Shares and over any other shares of B2Gold ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Share Purchase Warrants

As at the date of this Information Circular, the following B2Gold Warrants were outstanding:

Number of B2Gold Warrants	Exercise Price	Expiry Date
505,425(1)	C$4.34	November 25, 2012
10,350(1)	C$4.34	December 2, 2012

____________
Note:

(1)	The B2Gold Warrants were assumed by B2Gold in connection with the acquisition of Auryx on December 22, 2011.

Stock Options

B2Gold has established the B2Gold Option Plan whereby the B2Gold Board may from time to time grant B2Gold Options to directors, employees and consultants of B2Gold. Under the B2Gold Option Plan, the maximum number of B2Gold Shares issuable will be a number equal to 7.5% of the issued and outstanding B2Gold Shares on a non-diluted basis at any time. The maximum term of any B2Gold Option issuable under the B2Gold Option Plan is ten years and the exercise price of a B2Gold Option cannot be less than the closing market price of a B2Gold Share on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX. As at the date hereof, there were B2Gold Options to acquire 22,580,203 B2Gold Shares outstanding. For further details on the B2Gold Stock Option Plan and B2Gold Options, see “Information Concerning B2Gold – Description of the Capital Structure – Stock Options”.

Selected B2Gold Unaudited Pro Forma Financial Information

The selected unaudited pro forma consolidated financial information set forth below has been extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of B2Gold and the accompanying notes thereto attached as Schedule D to this Information Circular.

The unaudited pro forma consolidated balance sheet has been prepared as if the business combination had occurred on June 30, 2012 using the unaudited consolidated balance sheet of B2Gold as at June 30, 2012 and the audited consolidated balance sheet of CGA as at June 30, 2012.

The unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2012 has been prepared as if the business combination occurred on January 1, 2012 using the unaudited consolidated statement of operations of B2Gold for the six months ended June 30, 2012 and the unaudited constructed consolidated statement of operations of CGA for the six month period ended June 30, 2012.

The unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2011 has been prepared as if the business combination occurred on January 1, 2011 using the audited consolidated statement of operations of B2Gold for the year ended December 31, 2011 and the unaudited constructed consolidated statement of operations of CGA for the twelve month period ended December 31, 2011.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between B2Gold and CGA. The selected unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of B2Gold and the accompanying notes included in Schedule D to this Information Circular.

Selected Consolidated Unaudited Pro Forma Financial Information

(Expressed in thousands of United States dollars	Six months ended
except share and per share amounts)	June 30, 2012

Revenue	251,570
Gross profit	98,556
Net income for the period	41,479
Basic earnings per share	0.07
Diluted earnings per share	0.06
Cash and cash equivalents	129,510
Current assets	246,778
Total assets	1,761,939
Long-term debt	26,485
Long-term derivative liabilities	17,543
Current liabilities	101,702
Total liabilities	212,846
Non-controlling interest	3,895
Shareholders’ equity	1,549,093

Post-Transaction Shareholdings and Principal Shareholders

As described under the heading “New B2Gold – Description of Capital Structure” above, B2Gold expects to issue up to 251,973,927 New B2Gold Shares in connection with the Transaction (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Transaction). Upon completion of the Transaction, New B2Gold is expected to have up to issued and outstanding 645,235,469 B2Gold Shares, B2Gold Options to acquire 22,580,203 B2Gold Shares, and B2Gold Warrants exercisable for 515,775 B2Gold Shares.

To the knowledge of the directors and executive officers of B2Gold, following completion of the Transaction, there will be no person or company that will beneficially own, or control or direct, directly or indirectly, voting securities of New B2Gold carrying 10% or more of the voting rights attached to any class of voting securities of New B2Gold.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of B2Gold as at June 30, 2012 and as at June 30, 2012 after giving effect to the Merger. The table should be read in conjunction with B2Gold’s consolidated financial statements for the interim period ended June 30, 2012 (including the notes thereto).

		As at June 30, 2012
		after giving effect to
	June 30, 2012	the Transaction
	(Unaudited)	(Unaudited)

Common Shares (authorized: unlimited).	387,747,463	639,792,672
Preferred shares (authorized: unlimited)	Nil	Nil
Warrants	515,775	515,775
Options	22,641,788	22,641,788
Total Capitalization(1)	410,905,026	662,950,235
Cash and cash equivalents (‘000’s)	$77,338	$129,510
Long-term Debt (‘000’s)	Nil	$26,485

Note:

(1) The total capitalization in the table above represents the fully diluted share capital of B2Gold at June 30, 2012.

Conflicts of Interest

There are no potential material conflicts of interest between New B2Gold and any proposed director or officer of New B2Gold, except as otherwise disclosed in this Information Circular. Certain directors and officers of B2Gold and CGA are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures that are potential competitors of B2Gold, CGA or New B2Gold. Situations may arise in connection with potential acquisitions in investments where the other interest of these directors and officers may conflict with the interests of the companies. Directors and officers with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Auditors

The auditors of New B2Gold following the completion of the Transaction will continue to be PricewaterhouseCoopers LLP, having an address at 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

Transfer Agent and Registrar

The transfer agent and registrar for New B2Gold following the completion of the Transaction will continue to be Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Stock Exchange Listings

Following the Effective Date, the B2Gold Shares will continue to be listed on the TSX, NSX and OTCQX International.

INFORMATION CONCERNING CGA

The information concerning CGA contained in this section of the Information Circular, including information incorporated by reference, has been taken from or is based upon publicly available documents, records and information on file with Canadian securities regulatory authorities and other public sources or has been provided by CGA and updated for material developments. CGA is responsible for providing all information regarding CGA and its past, present or future operations, affairs, business or strategic plans required to ensure that this Information Circular complies with all applicable regulatory, compliance and content requirements.

General Description of the Business

CGA is listed on both the Australian Securities Exchange (“ASX”) and the TSX. CGA is a “disclosing entity” for the purposes of Australian securities law and a “reporting issuer” for Canadian securities law purposes and is subject to regular reporting and disclosure obligations under the applicable Australian and Canadian securities laws. CGA is required to notify ASX and TSX (subject to certain exceptions) immediately after it becomes aware of any information concerning CGA which a reasonable person would expect to have a material effect on the price or value of CGA Shares.

CGA’s registered office for Australian law purposes is at Level 5, The BGC Centre, 28 The Esplanade, Perth, Australia 6000. Its records office for Canadian law purposes is at the same address. CGA has a regional office in Manila.

Summary Organization Chart

The table below illustrates the governing law of each company and the percentage of voting securities beneficially owned (directly and indirectly) or over which control or direction is exercised by CGA, as well as CGA’s material mineral projects.

Material Property

Masbate Project

Background

The Masbate Project is located on the island of Masbate in the Philippines, approximately 360 km southeast of the capital, Manila. The Masbate Project is owned by two Philippine registered companies, FRC and Philippine Gold Processing and Refining Corp. (“PGPRC”).

FRC owns the Masbate Project tenements and is responsible for the mining, environmental, social and community relations on the project site. CGA has a direct and indirect interest of 64% in FRC and a direct and indirect interest of 64% in Vicar Mining Corporation (“Vicar”).

PGPRC is 100% owned by CGA and has a lease for that portion of the project area on which the processing facility is located. PGPRC has constructed and owns the processing plant and power plant and has an agreement to purchase and process all of the ore mined by FRC on the project area. PGPRC is also considering the option of purchasing material from sources other than the Masbate Project. The environmental, legal, financial and social responsibilities in connection with the processing and tailings treatment are shared with FRC.

The mining operation consists of multiple open pits and CGA, FRC and PGPRC executed a 6 year mining alliance contract with Leighton Contractors (Philippines) Inc. and Leighton Holdings Limited on March 1, 2011 whereby Leighton Contractors (Philippines) Inc. provides the full mining fleet and associated equipment, manpower and maintenance for the project, operating under the direction of FRC mining managers.

In September 2011, CGA announced that it had agreed to acquire 100% of the interests of Bloomsbury Holdings Limited in the companies owning a direct and indirect interest in the highly prospective Pajo Mineral Production Sharing Agreement (“MPSA”), immediately north of the Colorado pit. The Pajo program is part of a total exploration program which is planned to undertake 125,000 m of drilling as part of US$20 million expenditure over the financial year ending June 30, 2013.

For further details, see the “Current Projects – The Masbate Gold Project” section in the CGA AIF.

Mining Operations

The first gold pour from the Masbate Project was made on May 12, 2009. Since this date, the project has produced 495,917oz of gold up to June 30, 2012 at an average cash operating cost of US$637/oz. Commercial production commenced on July 1, 2009 and prior to commencement of commercial production, most costs were capitalised.

Mine production was 7,386,541 BCM for the financial year ending 30 June 2012 (“FY2012”) (financial year ending 30 June 2011 (“FY2011”): 8,681,373 BCM). Tonnes milled for FY 2012 were 4,748,378 tonnes producing 142,771 ounces of gold. Cash operating costs (before taxes) for FY 2012 were US$831/oz sold. Production during FY 2012 year was severely impacted by the failure of the rolling element of the SAG Mill. Mill production was reduced to an average of 40% of normal production for the first 6 months of the financial year. The SAG Mill was repaired and brought back on line on December 25, 2011 and has operated without problem since. CGA finalised the 6.5 Mtpa plant upgrade at the Masbate Project, with the commissioning of the supplementary crusher occurring in September 2011.

Production Statistics for FY 2012 and FY 2011

Production detail	Jan-Jun 2012	Jul-Dec 2011	Jan-Jun 2011	Jul-Dec 2010
Milled (dmt)	3,315,300	1,433,078	3,155,835	2,996,726
Feed (g/t)	1.08	1.01	1.05	1.21
Recovery (%)	84.8	89.9	85.4	84.7
Availability (%)	93.7	82.7	88.3	90.3
Production (ozs)	100,016	42,755	91,329	98,703
Cost/t Milled	US$22.71	US$32.43	US$20.43	US$18.57
Cash operating costs before taxes	US$769	US$951	US$717	US$601

Exploration and development

During the 2010 June quarter, exploration activities commenced at the Masbate Project and US$8 million was spent during FY 2011. The exploration program was continued during FY 2012 with an expenditure of US$14.4 million. The FY 2012 work concentrated on the following areas:

  upgrading of inferred mineral resources;

  resource infill drilling;

  resource drilling at Pajo Hill;

  close to mine targets outside current resources;

  grass roots regional exploration including surface mapping, stream sediment sampling, and rock chip sampling; and

  an induced polarisation survey over a Cu-Au porphyry target at Baleno.

Initially the exploration has been targeting both inferred extensions of the ore bodies and close to mine targets outside the current resource envelope.

Safety

As of June 30, 2012, the Masbate Project had achieved 398 days without a lost time injury (“LTI”). The LTI frequency rate was 0 (rolling 12 month average).

Mineral Resource and Mineral Reserve Estimates

During the financial year ending June 30, 2012 (FY 2012) the project updated the mineable mineral reserves.

As at October 31, 2011, total proven mineral reserves were estimated to contain 0.139 million ounces and probable mineral reserves have been estimated to contain 2.9 million ounces at 0.83g/t resulting in 3.168 million ounces of gold (including 0.131 million ounces of stockpiles).

The table below summarises the results of the upgrade of probable mineral reserves.

Masbate Project Probable Ore Reserve Estimate

Area	Ore Tonnes	Grade (g/t)	Ounces (gold)
Main Vein	58,100,000	0.9	1,690,000
Colorado	45,000,000	0.8	1,106,000
Holy Moses Basalt East	6,300,000	0.8	168,000
Holy Moses Basalt West	1,200,000	1.4	54,000
Syndicate	600,000	1.0	20,000
Low Grade Stockpiles	7,400,000	0.6	130,000
Total	118,600,000	0.8	3,168,000

The proven mineral and probable mineral reserves are based on a gold price of US$1,300 and also includes a mining dilution of 5% and a mining recovery allowance of 97.5%. The mineral reserves will be sourced from 5 major independent pits and a number of smaller surrounding pits.

A computer based open pit optimisation routine was used to determine the appropriate mining limits (area and depth), taking account of all environmental requirements in connection with open pit mining and waste disposal.

CGA has announced, as of October 31, 2011, an increase in total measured mineral resources to 0.16 million ounces of gold and indicated mineral resources to 4.84 million ounces of gold (including stockpiles of 0.13 million ounces) increasing total contained gold to 5.13 million ounces of gold, and inferred mineral resources of 2.83 million ounces of gold. After allowing for the ounces depleted from mining since production commenced, this represents an increase of 1.06 million ounces of contained gold or 23.3%, from the previous NI 43-101 compliant mineral resource estimate.

The updated computation adopted a resource model based on ordinary kriging of all mineralisation styles.

The updated mineral resource estimate applies a cut off grade of 0.36g/t and has a resultant mineral resource block model with a parent block size for measured mineral resource category of 10m(E) by 10m(N) by 5m(RL) and for indicated mineral resource category of 20m(E) by 20m(N) by 10m(RL) and a sub-block size of 5m(E) by 5m(N) by 2.5m(RL).

The table below summarises the results of the upgrade of mineral resources.

Masbate Resource Estimate

MASBATE		CUT OFF GRADE
		0.0	0.1	0.2	0.3	0.36	0.4	0.5	0.6	0.7	0.8	0.9	1.0	1.2	1.5	1.7	2.0
Measured	Au(g/t)	0.46	0.49	0.58	0.70	0.77	0.82	0.94	1.06	1.19	1.31	1.43	1.56	1.79	2.10	2.30	2.62
	Mtonnes	14.3	13.2	10.4	7.5	6.4	5.7	4.3	3.3	2.5	2.0	1.6	1.2	0.8	0.5	0.4	0.2
	Au(Moz)	0.21	0.21	0.19	0.17	0.16	0.15	0.13	0.11	0.10	0.08	0.07	0.06	0.05	0.03	0.03	0.02
Indicated	Au(g/t)	0.23	0.30	0.46	0.66	0.76	0.82	0.95	1.05	1.14	1.24	1.33	1.44	1.65	1.97	2.20	2.54
	Mtonnes	1481.3	1038.5	503.0	261.3	197.8	170.7	126.6	101.9	83.0	66.7	53.6	42.5	26.1	13.0	8.1	4.2
	Au(Moz)	10.76	9.88	7.38	5.50	4.84	4.51	3.88	3.44	3.05	2.66	2.30	1.96	1.39	0.82	0.57	0.35
TotalM+I	Au(g/t)	0.23	0.30	0.46	0.66	0.76	0.82	0.95	1.05	1.14	1.24	1.34	1.44	1.66	1.98	2.21	2.55
	Mtonnes	1495.5	1051.7	513.4	268.8	204.3	176.4	130.9	105.2	85.5	68.7	55.2	43.8	26.9	13.5	8.4	4.4
	Au(Moz)	10.97	10.09	7.58	5.67	5.00	4.66	4.01	3.55	3.14	2.74	2.37	2.02	1.43	0.86	0.60	0.36
Inferred	Au(g/t)	0.35	0.45	0.64	0.81	0.86	0.89	0.94	0.99	1.07	1.16	1.27	1.40	1.65	2.09	2.51	3.08
	Mtonnes	345.5	259.3	160.0	112.7	102.8	96.8	86.8	75.3	61.6	47.7	35.5	25.6	14.1	6.0	3.2	1.8
	Au(Moz)	3.93	3.77	3.30	2.93	2.83	2.76	2.61	2.41	2.12	1.79	1.45	1.15	0.75	0.40	0.26	0.17

Notes:

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)

The mineral resource statement is based on the June 20, 2012 technical report entitled “NI 43-101 Technical Report, Masbate Gold Project, Republic Of The Philippines, October2011” prepared by Mark Turner, B Eng. (Mining)(Hons) MAusIMM CP (Man), Andrew Vigar, BAppSc Geo FAusimm MSEG and Stephen Jones, B Eng (Mining) FAusIMM CP (Min), all qualified persons for the purposes of NI 43-101. Andrew James Vigar of Mining Associates Pty Ltd, a qualified person, has verified the resource estimate for the Masbate Project as disclosed in this Information Circular. Verification of the data included site visit, database validation of historical drill results and review of sampling and assaying protocols. The qualified person was satisfied with the verification process.

Description of the Capital Structure

CGA has issued 337,892,393 CGA Shares (as at the date of this Information Circular) and 5,804,583 CGA options.

Ordinary Shares

Each CGA Share entitles the holder to one vote. All CGA Shares rank equally as to dividends, voting powers and participation in assets.

CGA Options

All of the CGA Options referred to above are presently exercisable. If exercised, this would result in the issue of 5,804,583 CGA Shares. However, it should be noted that it is condition precedent to the Merger becoming effective that all holders of CGA Options must agree in writing, subject to the Merger becoming effective, to cancel all of their CGA Options in consideration of receiving a defined number of B2Gold Shares (the “Cancellation Consideration”). Details of the securities to be issued by B2Gold to CGA Option holders are set out in Table 5. However, CGA Option holders do retain the right to exercise their options at any time on or prior to the CGA Record Date, even where they have agreed to a cancellation pursuant to the B2Gold offer.

The CGA Options include options issued under the CGA Option Scheme and options issued to CGA Directors. These options are not quoted on the ASX or the TSX.

As at the date of this Information Circular, 5,804,583 CGA Options were held by a total of 29 holders. The number of CGA Options on issue will reduce if any CGA Options are exercised or expire after this date. While each holder of the CGA Options generally retains the right to exercise the CGA Options up to the Implementation Date, if the Merger is approved by the requisite majority of CGA Shareholders at the CGA Shareholders’ Meeting and the Merger becomes effective, the CGA Options will be cancelled and the Cancellation Consideration described in the table below will be provided to those holders of CGA Options by B2Gold pursuant to the terms of the Merger Implementation Agreement.

Details of CGA Options that remain outstanding at the date of this Information Circular and Cancellation Consideration

Price A$	Issue date	Expiry date	Number of CGA options	Cancellation Consideration
1.80	7/05/2008	31/03/2013	700,000	218,787
1.20	15/10/2008	15/10/2013	400,000	181,953
1.50	28/11/2008	28/11/2013	3,000,000	1,151,162
1.70	2/04/2009	2/04/2014	964,583	324,361
1.50	30/06/2009	30/06/2014	90,000	34,532
2.97	28/12/2010	27/12/2012	75,000	2,626
2.97	28/12/2010	31/12/2015	575,000	20,136

Market for Securities

Trading Price and Volume

The CGA Shares are listed and posted for trading on the TSX under the symbol “CGA” and on ASX under the symbol “CGX”. The following table sets out the high and low trading prices and the aggregate volume of trading of CGA Shares on the TSX for the periods indicated.

Month	High (C$)	Low (C$)	Average Daily Volume
July (2011)	3.09	2.45	691,700
August	2.89	2.20	1,050,400
September	3.10	2.30	717,000
October	2.68	2.16	519,000
November	2.98	2.18	1,017,900
December	2.46	1.78	974,600
January (2012)	2.78	2.03	569,700
February	2.65	2.00	595,800
March	2.29	1.81	710,000
April	2.27	1.70	620,500
May	2.24	1.53	701,000
June	2.09	1.66	612,500
July	2.20	1.75	359,100
August	2.50	1.97	689,500
September	3.16	2.34	5,798,800

Prior Sales

During the twelve month period prior to the date of this Information Circular, excluding any CGA Shares issued upon exercise of CGA Options, CGA has not issued any CGA Shares.

During the twelve month period prior to the date of this Information Circular, no CGA Options have been issued.

During FY 2012, 100,000 CGA Options were exercised comprised of 50,000 options at an exercise price of A$1.70 and 50,000 options at an exercise price of A$0.65. Subsequent to June 30, 2012, 116,667 CGA Options were exercised comprised of 16,667 CGA Options at an exercise price of A$1.70, 10,000 CGA Options at an exercise price of A$1.50, 40,000 CGA Options at an exercise price of A$1.15 and 50,000 CGA Options at an exercise price of A$0.90. 150,000 CGA Options at an exercise price of A$0.90 expired and 250,000 CGA Options at an exercise price of A$2.97 were cancelled.

Additional Information Concerning CGA and Documents Incorporated by Reference

Information in respect of CGA has been incorporated by reference in this Information Circular from documents filed by CGA with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from from CGA’s headquarters at Level 5, The BGC Centre, 28 The Esplanade, Perth, or by telephone at +61 8 9263 4000. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing SEDAR, the website of the Canadian securities regulatory authorities, located at www.sedar.com.

The following documents, which CGA has filed with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference and form an integral part of this Information Circular:

a)	consolidated annual financial statements of CGA as at and for the years ended June 30, 2012 and 2011, together with the notes thereto and the auditor’s report thereon;

b)	management discussion and analysis of the results of operations and financial condition of CGA for the years ended June 30, 2012 and 2011;

c)	annual information form of CGA dated September 28, 2012, for the fiscal year ended June 30, 2012 (the “CGA AIF”);

d)	unaudited interim consolidated financial statements of CGA as at 30 September 2012 and for the three month period ended 30 September 2012;

e)	management discussion and analysis of the results of operations and financial condition of CGA as at 30 September 2012 and for the three month period ended 30 September 2012;

f)	management information circular of CGA dated 26 October 2012 distributed in connection with the annual meeting of CGA Shareholders to be held on 28 November 2012; and

g)	material change report filed September 21, 2012 in respect of the Transaction.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into an information circular, including any information circular, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, filed by CGA with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and prior to the Effective Date are deemed to be incorporated by reference in this Information Circular. Shareholders should refer to these documents for important information concerning CGA.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Information Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular.

INFORMATION CONCERNING B2GOLD

B2Gold was incorporated under the BCBCA on November 30, 2006. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

B2Gold is a reporting issuer in each of the Provinces of Canada. The B2Gold Shares are listed and posted for trading on the TSX under the symbol “BTO”, on the NSX under the symbol “B2G”, and on the OTCQX International under the symbol “BGLPF”.

General Description of the Business

B2Gold is a gold mining company with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus. B2Gold conducts gold mining operations and exploration and drilling campaigns to define and develop resources and reserves on its properties with an intention of developing, constructing and operating mines on such properties. B2Gold’s material properties are its La Libertad Mine and Limon Mine in Nicaragua, the Otjikoto gold project in Namibia, and the Gramalote property in Colombia. B2Gold also holds a material interest in the Cebollati Property in Uruguay, owns the Bellavista property in Costa Rica and the Trebol and Pavon properties in Nicaragua, and has an interest in the Quebradona property in Colombia. B2Gold also has options to earn an interest in two joint ventures in Nicaragua with Radius and one joint venture in Nicaragua with Calibre.

B2Gold’s corporate objective is to build an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on its management experience through strategic acquisitions. For further information regarding B2Gold, the development of its business and its business activities, see the B2Gold AIF, which is incorporated by reference in this Information Circular.

Material Properties

La Libertad Mine

La Libertad Mine is located 110 kilometres east of Managua, the capital city of Nicaragua, approximately a two hour drive from B2Gold’s office in Managua and a five hour drive from the Limon Mine. B2Gold holds an indirect 100% interest in Desarrollo Minero de Nicaragua S.A. (“Desminic”), which owns and operates La Libertad Mine. B2Gold, through Desminic, holds one exploitation and exploration concession covering 10,950 hectares, which has a term of 40 years expiring in August 2034, and two other exploitation and exploration concessions covering 3,546 hectares. The three concessions form one contiguous block. B2Gold also indirectly holds an 80% interest in the Cerro Quiroz concession covering 2,250 hectares, which is located contiguous with the eastern border of the La Libertad claim block.

In the fourth quarter of 2009, B2Gold completed the conversion of La Libertad Mine from a heap leach mine to a conventional milling operation. Ore processing at La Libertad Mine began on December 15, 2009 with the first doré bar produced on January 5, 2010. B2Gold projected in 2009 that La Libertad Mine would produce approximately 80,000 to 90,000 ounces of gold annually over an initial seven year mine life.

Total production for 2011 from La Libertad Mine was 99,567 ounces of gold. La Libertad Mine is projected to produce approximately 105,000 to 110,000 ounces of gold in 2012 at operating cash costs of approximately US$550 to US$575 per ounce.

For further details, see the “Mineral Properties – La Libertad Mine” section in the B2Gold AIF.

Limon Mine

The Limon Mine is located approximately 100 kilometres northwest of Managua and 20 kilometres from the Pan-American Highway. B2Gold holds an indirect 95% interest in Triton Minera S.A. (“Triton”), which owns and operates the Limon Mine, and holds eight other mineral concessions, all at an exploration stage. The remaining 5% of Triton is held by Inversiones Mineras S.A., a holding company representing unionized mine workers in Nicaragua. The Limon property consists of the 12,000 hectare “Mina El Limon” mineral concession, which has a term of 25 years expiring in January 2027. Triton directly owns or controls the surface rights for all the property on which the mining, milling, tailings or related facilities at Limon Mine are located.

The current operation at the Limon Mine is a 1,100 tonne per day underground and open pit gold mine, which currently has an estimated mine life of five years. Total production for 2011 from the Limon Mine was 45,037 ounces of gold. For 2012, the Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold at operating cash costs of approximately US$700 to US$725 per ounce.

For further details, see the “Mineral Properties – Limon Mine” section in the B2Gold AIF.

Otjikoto Gold Project

The Otjikoto gold project (the “Otjikoto Project”) is located approximately 300 kilometres north of Namibia’s capital city, Windhoek. B2Gold holds an indirect 92% interest in B2Gold Namibia (Pty) Ltd. (“B2Gold Namibia”), which holds the mineral interests relating to the Otjikoto Project, and a 100% interest in two additional exploration projects in Namibia. The Otjikoto Project is located in the 54,125 hectare “EPL 2410” prospecting license. B2Gold Namibia has submitted an application for a mining license covering an area of 6,934 hectares within EPL 2410.

The Otjikoto Project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on the Otjikoto PEA released in September 2011. Based on the mineral resource estimates for the Otjikoto Project compiled and verified as of December 31, 2011 under the supervision of Brian Scott, P. Geo., B2Gold’s Chief Geologist, a Qualified Person as defined under NI 43-101, the Otjikoto Project hosts a NI 43-101 compliant indicated mineral resource of 21.37 million tonnes grading 1.95 g/t gold for 1.34 million ounces of gold (on a 100% basis) and a NI 43-101 compliant inferred mineral resource of 0.95 million tonnes grading 1.57 g/t gold for 0.05 million ounces of gold above a cut-off grade of 0.5 g/t gold. The Otjikoto Project benefits significantly from Namibia’s well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent’s most politically and socially stable jurisdictions.

B2Gold has a 2012 feasibility and development budget of US$34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto Project. Feasibility work will include additional metallurgical drilling and test work, power studies, geohydrology, mine planning, engineering design, cost estimating and environmental and social studies. Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains US$5.0 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations early in 2015.

A further US$8.9 million was budgeted in 2012 for exploration, of which US$4.3 million relates to 16,150 metres of feasibility study drilling.

For further details, see the “Mineral Properties – Otjikoto Project” section in the B2Gold AIF.

Gramalote Property

The Gramalote property is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. B2Gold holds a 49% interest in Gramalote Limited (“Gramalote BVI”), which is the company that holds the mineral interests relating to the Gramalote property. The Gramalote property area is covered by 31 contiguous claim blocks totalling 42,790.09 hectares. The claims presently include one exploitation license totalling 56.75 hectares, 26 registered concession contracts totaling 35,265.01 hectares and 4 applications totaling 7,468.34 hectares.

In April 2012, B2Gold reported a NI 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated mineral resources at Gramalote Central at a 0.25 g/t gold cut-off, within a US$1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.54 million troy ounces of gold (on a 100% basis). The Gramalote Central and Trinidad inferred mineral resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold (on a 100% basis) using similar parameters as the measured and indicated resource.

The Gramalote project had a 2012 joint venture prefeasibility and exploration budget of US$36.9 million (100%), recently increased to US$54 million. The budget will fund diamond drilling for exploration of additional targets on the property, condemnation drilling and infill drilling, as well as prefeasibility work including additional environmental studies, metallurgical test work, land purchases, social programs and engineering. Each of AngloGold Ashanti Limited (“AngloGold Ashanti”) and B2Gold will fund its pro rata share of the budget. The amended budget runs to the end of November 2012 and an interim budget for the period from December 2012 to February 2013 is currently being discussed. A prefeasibility study is scheduled to be completed in the first quarter of 2013 and a final feasibility study is planned for the first quarter of 2014.

For further details, see the “Mineral Properties – Gramalote Property” section in the B2Gold AIF.

Other Exploration Properties and Interests

Cebollati Property

The Cebollati Property is located in the Department of Lavalleja, 180 kilometres northeast of Montevideo in southern Uruguay and consists of ten claims totalling approximately 34,200 hectares. The claims are comprised of one exploration license totalling 163 hectares, one exploration application totalling 163 hectares, five prospection licenses totalling 14,808 hectares and three prospection license applications totalling 19,066 hectares. The Cebollati Property has excellent paved road access approximately eight kilometres from a highway in rolling farm country. Under the terms of the Cebollati Option Agreement, B2Gold earned an 80% interest in the Cebollati Property by paying US$1 million in stages by January 31, 2012 and has agreed to fund all exploration work through feasibility. Additional obligations include the completion of a feasibility study, a per ounce gold payment and a net smelter royalty for additional production. B2Gold has made all cash purchase payments under the Cebollati Option Agreement and has earned an 80% interest in the Cebollati Property.

Fifty two (52) holes totalling 8,310 metres were completed on the Cebollati Property during the 2011 drill program. Concentrated drilling in the Southern and Windmill zones confirmed the existence of continuous, shallow, mineralized zones which are open along strike and to depth. In conjunction with the trenching, each of these zones extends for in excess of 400 metres within a mineralized system, which has been defined over greater than 2.2 kilometres in strike length. Highlights of the new drilling include hole UC11-019 with 11.15 metres grading 11.59 g/t gold within a broader 23.85 metres interval of mineralization grading 5.69 g/t, UC11-032 with 7.55 metres grading 4.51 g/t gold, including 12.81 g/t gold over 2.30 metres, and UC11-037 with 4.00 metres grading 4.04 g/t gold and 8.00 metres at 2.84 g/t gold.

To increase the understanding of the mineralization controls in the Southern Zone, a 50 by 15 metre area was stripped and nine east-west continuous sample lines were completed for a total of 340 line metres. This area is located at the fold hinge of the main antiformal structure where a shallow north-northeast plunge was identified. The direction of the fold hinge is affected by west-northwest structures generating possible dilatational jogs controlling the high grade mineralization. Similar structures were observed in the western limb of the antiform.

The 2012 exploration program for the Cebollati Property has a budget of US$3.4 million, which includes 4,000 metres of drilling and the stripping of two 50 by 20 metre areas to understand the geology. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program that confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. In addition, the 2012 exploration will continue on regional evaluation and project generation work.

Calibre Joint Venture – Borosi Property

Pursuant to an Option Agreement with Calibre dated July 21, 2009, as amended on June 18, 2010 and October 19, 2010, B2Gold has the right to earn up to a 65% interest in potential mining projects in the Borosi gold-silver-copper prospect in northeast Nicaragua. The initial Option Agreement provided that B2Gold could earn a 51% interest in 11 exploration and exploitation mineral concessions with terms ranging from 20 to over 35 years covering approximately 70,000 hectares by funding C$8 million of exploration expenditures on the property by July 1, 2014, of which over C$4.5 million was funded by December 31, 2011. The Option Agreement was amended on June 18, 2010 to include two concessions and a portion of a third concession with a total combined area of 32,234 hectares. B2Gold may increase its interest in specific project areas to 65% by funding a preliminary feasibility study of the viability of a mining project in that area. Under the terms of the Option Agreement, Calibre was the operator for the initial year of the program (2009/2010). B2Gold has now exercised its right under the Option Agreement to become the operator for the project.

The Borosi property is located in the Bonanza-Rosita-Siuna areas of northeast Nicaragua, the “Mining Triangle” of Nicaragua, which is estimated to have had historical production totalling more than 5 million ounces of gold, 4 million ounces of silver, 158,000 tons of copper and 106,000 tons of zinc. The initial exploration had focused on the Eastern Epithermal, Bonanza and Rosita Gold Camps with geological mapping, prospecting, soil surveying and trenching. B2Gold and Calibre recently announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua. Assay results from the first three holes totaling 667.85 metres drilled in December 2011 have confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching. Drill results include 276.8 metres grading 2146 parts per million (“ppm”) copper and 0.5 g/t gold in hole PR-11-001, 261.7 metres grading 2,966 ppm copper and 0.78 g/t gold in hole PR-11-002, and 123.85 metres grading 2,752 ppm copper and 0.65 g/t gold in holes PR-11-003. The drilling and trenching has thus far only tested approximately 250 metres of strike length within the original gold-copper soil anomaly of over 800 metres in length by 300 metres wide. The mineralization at Primavera is open in all directions. The results received are consistent with “porphyry style” mineralization within volcanic and intrusive rocks.

A total of 2,000 metres of diamond drilling totaling US$1.5 million was planned for 2012 to define the extent of the porphyry system. Several other gold-copper anomalies were also identified on the Primavera concession. Positive drill results at Primavera Gold and Copper Porphyry joint venture project include 146.5 metres of 0.65 g/t gold and 0.27% copper (PR-11-003), 46 metres of 0.48 g/t gold and 0.32% copper (PR-12-005) and 172.35 metres at 0.48 g/t gold and 0.24% copper (including 55.5 metres at 0.67 g/t gold and 0.36% copper) (PR-12-008).

Trebol and Pavon Properties

On August 10, 2012, B2Gold acquired the remaining 40% interest in the Trebol and Pavon exploration properties (resulting in a 100% interest) in Nicaragua (six concessions with 25 year terms covering approximately 242,000 hectares), subject to making certain contingent payments to Radius that relate to the mineral reserves that are established on the Trebol property.

The Trebol property, located in northeastern Nicaragua, is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 kilometres of strike length. In 2011, B2Gold drilled 37 holes totalling 3,208 metres on the Trebol property. The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone. B2Gold also received positive results from trenching at Trebol East located 3 kilometres east of the main Trebol trend. The new trench results appear to be outlining a north-south trending mineralized zone at least 1.5 kilometres long.

The Pavon property, located in central Nicaragua, is a low sulphidation system discovered by Radius in 2003. Seventy one (71) historical diamond drill holes totalling approximately 10,700 metres tested several veins occurring over a strike length of 6 kilometres, with results that include 10.3 g/t gold over 16.8 metres in hole PADH-005B in the north zone and up to 6.7 g/t gold over 11 metres in hole PADH-01 in the south zone. During 2009 and 2010, B2Gold further explored the Pavon north and south zones with 56 trenches totalling 1,608 metres. No work was conducted on the property in 2011.

The 2012 exploration budget of US$4.0 million is to fund 5,000 metres of drilling on the Trebol and Pavon targets.

Bellavista Property

The Bellavista property is located within the Costa Rican “Gold Belt”, approximately 70 kilometres northeast of San José. B2Gold holds one exploitation concession covering a 7 square kilometre area. The Bellavista mine was previously operated by Glencairn Gold Corporation (“Glencairn”) as an open pit mine and heap leach operation. Mining operations were suspended by Glencairn in July 2007 due to indications of a potential massive ground movement, which in part were caused by water saturation due to abnormally high rainfall during the preceding several years. Immediately following the suspension of mining operations, Glencairn undertook a program of rinsing the heap leach with fresh water to remove cyanide from the heap, and a monitoring program to evaluate ground movement concerns. In October 2007, a landslide at the Bellavista mine occurred resulting in damage to the East side of the heap leach pad and the recovery plant. The preventative measures taken by Glencairn averted a potential environmental disaster.

Since October 2007, Glencairn and B2Gold have conducted a number of mitigation measures, extensive monitoring programs and site reclamation. Tetra Tech Inc. (“Tetra Tech”), working directly for the Secretaria Tecnica National Ambiental (“SETENA”), which is the lead regulatory agency in Costa Rica, recently completed environmental and closure audits that show that the landslide area has remained stable since the initial movement in October 2007 and there has been no contamination of surface and groundwater as a result of this incident. B2Gold’s reclamation activities continue with the planting of over 1,000 trees on portions of the waste dump area and with work programs focused on controlling runoff from rain storms and keeping water levels from building up in the slide area. B2Gold is investigating various alternatives relating to the Bellavista property, including the potential for re-opening the mine on the Bellavista property using different technologies, including a milling and carbon-in-leach process.

A conceptual study describing the potential new process, the preferred location of new facilities and a number of alternatives for using waste material to reinforce the landslide was submitted to SETENA in December 2009. Further development plans and the collection of baseline data were initiated. B2Gold has been actively working with the local municipality of Miramar and seven local communities in the area on a number of social programs, including potable water improvements for Miramar, improvements to local meeting halls and improvements and additions to local schools.

Although Costa Rica recently passed a new law prohibiting open pit mining, the new law states that the rights of existing operations will be protected and “grandfathered”. B2Gold has filed an application with SETENA that would establish the terms of reference for constructing a new beneficiation plant approximately seven kilometres from the existing plant site. This application has been rejected by SETENA and B2Gold’s administrative appeal was subsequently rejected by the Minister of Environment and Energy. B2Gold is now reviewing its legal options.

Quebradona Property

The Quebradona property is located approximately 220 kilometres northwest of Bogota and approximately 60 kilometres south-southwest of Medellin. The Quebradona property contains at least five gold bearing porphyry systems comprising the La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor zones. Surface exploration at the Quebradona property completed by AngloGold Colombia and B2Gold has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The Quebradona property is a joint venture between B2Gold and AngloGold pursuant to the terms of the Relationship, Farm-Out and Joint Venture Agreement dated November 8, 2006, as amended (the “Colombia JV Agreement”), between, among others, AngloGold and B2Gold.

AngloGold conducted a US$772,000 soil geochemistry program in 2011 followed by a US$4.8 million 11,000 metre diamond drill program on the Quebradona property. B2Gold funded its pro rata share of the initial soil geochemistry program but elected not to participate in the drill program. Accordingly, B2Gold’s interest in the Quebradona property was diluted in accordance with the terms of the Colombia JV Agreement. B2Gold’s interest in the Quebradona property as at September 30, 2012 is 26.8%, but will be subject to further dilution in event that B2Gold elects not to participate in future exploration programs. Pursuant to the terms of the Colombia JV Agreement, B2Gold will be entitled to participate when future budgets are presented.

Summary of Mineral Reserves and Mineral Resources Estimates for Material Projects

The following table sets forth the estimated mineral reserves and mineral resources as at December 31, 2011 (except for the Gramalote property, which is as at June 1, 2012) of B2Gold’s material properties: La Libertad Mine, the Limon Mine, the Otjikoto Project and the Gramalote property:

Mineral Reserves - Proven and Probable (1)

Mine	Tonnes	Grade (g/t)	Gold (Ounces)

La Libertad (2) …………………………………………	11,265,092	1.62	588,158

Limon (2) ………………………………………………	1,560,857	4.72	237,005

Total Proven and Probable Mineral Reserves ……			825,163

Mineral Resources - Measured and Indicated (1)

Property	Tonnes	Grade (g/t)	Gold (Ounces)

La Libertad (2).…………………………………………	6,890,126	2.79	619,119

Limon (2)…………………………………………………	1,057,372	4.38	148,754

Otjikoto (3)……………………………………………….	19,658,739	1.95	1,233,154

Gramalote (4)…………………………………………….	47,582,500	0.81	1,242,392

Total Measured and Indicated Mineral Resources…			3,243,419

Mineral Resources - Inferred (1)

Property	Tonnes	Grade (g/t)	Gold (Ounces)

La Libertad (2) …………………………………………	5,258,582	1.90	320,600

Limon (2) ………………………………………………	1,088,484	5.21	182,373

Otjikoto (3) ………………………………………………	872,031	1.57	44,015

Gramalote (4) ……………………………………………	46,887,328	0.44	668,520

Total Inferred Mineral Resources ……………………			1,215,508

__________________________________________________________
Notes:

(1)

The mineral reserves and resources reported herein are based on the CIM Standards. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are in addition to mineral reserves.

(2)

The mineral reserve and mineral resource estimates for La Libertad and Limon projects were compiled and verified as of December 31, 2011 under the supervision of Brian Scott, P. Geo., B2Gold’s Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, both Qualified Persons as defined under NI 43-101. The estimates reflect the attributable mineral reserves and mineral resources based on B2Gold’s 100% interest in La Libertad Mine and its 95% interest in the Limon Mine.

(3)

The mineral resource estimates for the Otjikoto Project were compiled and verified as of December 31, 2011 under the supervision of Brian Scott, P. Geo., B2Gold’s Chief Geologist, a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral resources based on B2Gold’s 92% interest in the Otjikoto Project.

(4)

The measured and indicated resource and inferred resource estimate for the Gramalote property was prepared as of June 8, 2012 by Donald E. Hulse, P.E., a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral resources based on B2Gold’s 49% interest in the Gramalote project.

Description of the Capital Structure

B2Gold’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at the date of this Information Circular, 393,261,542 B2Gold Shares and no preferred shares are issued and outstanding (416,357,520 on a fully diluted basis).

Common Shares

Registered holders of B2Gold Shares are entitled to receive notice of and attend all meetings of shareholders of B2Gold, and are entitled to one vote for each B2Gold Share held. In addition, holders of B2Gold Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of B2Gold, are entitled to receive on a pro rata basis the net assets of B2Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the B2Gold Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of B2Gold to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of B2Gold. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the B2Gold Shares, and over any other shares of B2Gold ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of B2Gold, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of B2Gold over the B2Gold Shares and over any other shares of B2Gold ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Share Purchase Warrants

As of the date of this Information Circular, the following warrants to purchase Common Shares of B2Gold were outstanding:

Number	Exercise Price	Expiry Date
505,425(1)	C$4.34	November 25, 2012
10,350(1)	C$4.34	December 2, 2012

_________
Note:

(1) The share purchase warrants were assumed by B2Gold in connection with the acquisition of Auryx on December 22, 2011.

Stock Options

The B2Gold Board has adopted the B2Gold stock option plan, as amended, dated May 6, 2011 (the “B2Gold Option Plan”) for the benefit of officers, directors, employees and consultants of B2Gold and any associated, affiliated, controlled or subsidiary company. The purpose of the B2Gold Option Plan is to provide eligible persons with an opportunity to purchase B2Gold Shares and to benefit from the appreciation in the value of such B2Gold Shares. The B2Gold Option Plan will increase B2Gold’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of share options, to benefit from the growth of B2Gold.

The B2Gold Board has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which B2Gold Shares may be purchased, subject to the terms and conditions set forth in the B2Gold Option Plan.

As at the date of this Information Circular, the following options were outstanding under the B2Gold Option Plan, each exercisable to purchase one B2Gold Share:

Number	Exercise Price ($)	Expiry Date
289,200	1.41-1.57	February 4, 2013 – July 1, 2013
2,759,163	2.18-4.00	February 13, 2013 – July 2, 2016
3,090,450	0.80	August 3, 2014
80,400	1.27	January 21, 2015
210,000	1.25	February 8, 2015
195,000	1.33	March 7, 2015
170,000	1.44	June 2, 2015
20,000	1.63	August 10, 2015
47,200	1.85	October 4, 2015
200,000	1.97	October 19, 2015
1,625,500	2.45	November 7, 2015
241,200	2.57	November 30, 2015
718,625	2.31	January 20, 2016
728,750	3.11	May 30, 2016
175,000	3.19	June 28, 2016
815,000	3.08	August 4, 2016
365,000	3.24	October 23, 2016
9,444,715	3.10	January 18, 2017
400,000	3.93	March 4, 2017
180,000	3.06	May 8, 2017
390,000	3.18	July 12, 2017
435,000	3.92	October 8, 2017

Restricted Share Unit Plan

On May 6, 2011, B2Gold’s Board of Directors approved the RSU Plan, subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 10, 2011. Adoption of the RSU Plan was part of B2Gold’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects B2Gold’s commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

RSU’s may be granted by B2Gold’s Compensation Committee, which has been appointed to administer the RSU Plan to directors, executive officers and employees of B2Gold (the “Designated Participants”). The Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. As at the date of this Information Circular, B2Gold has issued 2,401,008 RSU’s under the RSU Plan. Accordingly, 5,598,992 RSU’s remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

  The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

  The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been common shares, divided by the market value of the common shares on the date immediately preceding the date on which the common shares began to trade on an ex-dividend basis.

  8,000,000 common shares of B2Gold will be reserved for issuance under the RSU Plan.

  The maximum number of common shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of B2Gold’s other security based compensation arrangements, is 7.5% of B2Gold’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of B2Gold’s other security based compensation arrangements, is 7.5% of B2Gold’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to non-employee directors pursuant to the RSU Plan, together with all of B2Gold’s other security based compensation arrangements, is 1% of B2Gold’s issued and outstanding common shares at any time.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

  If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

  Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid common shares of B2Gold and will be redeemed 5 days after the RSU is fully vested. Each RSU will be redeemed for one common share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of B2Gold’s outstanding common shares or substantially all of B2Gold’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and B2Gold shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the person or group acquiring the common shares of B2Gold not agree to assume all of the obligations of B2Gold under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and B2Gold shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

  Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

  Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v) deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

B2Gold Corp. Incentive Plan

On June 29, 2007, B2Gold established the Incentive Plan for the benefit of directors, officers, employees and service providers of B2Gold and issued to the trustees of the Incentive Plan, Messrs. Clive Johnson, Mark Corra, Roger Richer and Tom Garagan, options to acquire 4,955,000 B2Gold Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 B2Gold Shares were issued to the trustees of the Incentive Plan at a price of C$0.02 for gross proceeds of C$99,100. Such B2Gold Shares are currently held in trust by the trustees for future beneficiaries under the Incentive Plan. On July 4, 2011, the trustees granted an option to purchase 1,000,000 B2Gold Shares to George Johnson, an executive officer of B2Gold, which option was subsequently exercised and 1,000,000 of the B2Gold Shares were transferred from the Incentive Plan to George Johnson. On May 28, 2012, the trustees granted an option to Mr. Johnson to purchase 500,000 B2Gold Shares, which option was subsequently exercised and 500,000 of the B2Gold Shares were transferred from the Incentive Plan.

Dividends

B2Gold has not declared any dividends or distributions on its securities since its incorporation. B2Gold intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends or distributions in the foreseeable future. The B2Gold Board may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the B2Gold Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the capital requirements of B2Gold, results of operations and such other factors as the B2Gold Board considers relevant.

Market for Securities

Trading Price and Volume

The B2Gold Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of the B2Gold Shares on the TSX for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
	November 1-16	4.20	3.40	26,763,120
	October	4.24	3.77	60,000,368
	September	4.38	3.67	95,364,600
	August	4.13	3.16	25,632,535
	July	3.51	3.09	27,053,615
	June	3.76	2.85	43,656,114
	May	3.85	2.64	66,835,623
	April	4.55	3.28	48,532,395
	March	4.31	3.71	50,376,623
	February	4.32	3.60	48,680,084
2012	January	3.69	2.71	23,164,921
	December	4.05	3.18	26,959,781
	November	4.02	3.07	37,716,340
	October	4.45	3.41	27,678,579
	September	4.03	2.80	31,176,489
2011	August	3.58	3.04	47,366,033

The closing price of the B2Gold Shares on the TSX on September 18, 2012, the last trading day before the public announcement of the Merger, was $4.30. The closing price of the B2Gold Shares on the TSX on November 16, 2012, the last trading day before the date of this Information Circular, was $3.53.

Prior Sales

The following table summarizes the issuances of stock options by B2Gold within the 12 months prior to the date of this Information Circular.

Date of Issue	Number of Securities	Security	Price per
			Security ($)
November 22, 2011	40,000	Options	3.40
December 22, 2011	15,525	Options	2.18
December 22, 2011	2,074,226	Options	2.40
December 22, 2011	115,000	Options	2.40
December 22, 2011	74,750	Options	4.00
December 22, 2011	97,750	Options	3.57
December 22, 2011	92,000	Options	2.96
December 22, 2011	707,250	Options	2.40
January 19, 2012	9,730,000	Options	3.10
March 5, 2012	400,000	Options	3.93
May 9, 2012	180,000	Options	3.06
July 13, 2012	390,000	Options	3.18
October 19, 2012	435,000	Options	3.92

Directors and Executive Officers

Directors

The following table sets forth the name, municipality, province or state of residence, position held with tB2Gold, the date of appointment of each director and executive officer, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer of B2Gold. The statement as to securities beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Information Circular. Directors of B2Gold hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities(1)

Clive Johnson (7) British Columbia, Canada	Director, President & Chief Executive Officer	President & Chief Executive Officer of B2Gold; formerly the Chairman, President & Chief Executive Officer of Bema Gold Corporation (“Bema”)	December 17, 2006	8,580,570(2)

Robert Cross (5)(6) British Columbia, Canada	Director, Chairman	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	2,399,593

Robert Gayton(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987; formerly Vice President of Finance with Western Silver Corporation from 1995 to 2004	October 22, 2007	453,000

Barry Rayment (4)(5)(7) California, USA	Director	Mining industry consultant; formerly President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	600,000(3)

John Ivany (4) Alberta, Canada	Director	Retired; formerly Executive Vice President of Kinross Gold Corporation from 1995 to 2006	November 20, 2007	800,000

Jerry Korpan(7) London, England	Director	Former Executive Director of Emergis Capital S.A. based in Antwerp, Belgium; formerly Managing Director of Yorkton Securities in London, England	November 20, 2007	1,000,000

Name and Municipality of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities(1)

Bongani Mtshisi Johannesburg, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	37,600

Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B2Gold; formerly the Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	5,433,582(2)

Mark Corra British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of B2Gold; formerly the Vice President of Finance of Bema	December 17, 2006	5,687,332(2)

Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of B2Gold; formerly the Vice President of Exploration of Bema	March 8, 2007	5,693,582 (2)

Dennis Stansbury Nevada, USA	Senior Vice President of Development and Production	Senior Vice President of Development and Production of B2Gold; formerly the Vice President of Development and Production of Bema	March 8, 2007	3,949,132

George Johnson Washington, USA	Senior Vice President of Operations	Senior Vice President of Operations of B2Gold; formerly the Senior Vice President of Operations of Bema	August 11, 2009	500,000

Notes:

(1)

The information as to the nature of B2Gold Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within the knowledge of B2Gold, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer, Corra and Garagan are the trustees of the Incentive Trust that holds 3,455,000 B2Gold Shares. The B2Gold Shares are held pursuant to a declaration of trust dated June 29, 2007 between B2Gold and the Trustees, which was established to hold options and shares of B2Gold to be allocated to directors, officers, employees and service providers of B2Gold as determined by the Trustees.

(3)	600,000 B2Gold Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of the Health, Safety, Environment & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Information Circular, the directors and executive officers of B2Gold, as a group, beneficially owned, or controlled or directed, directly or indirectly, 34,954,391 B2Gold Shares, representing approximately 8.9% of the issued and outstanding B2Gold Shares.

Biographical Information

The following is a brief description of each of the executive officers and directors of B2Gold (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson — President, Chief Executive Officer and Director

Clive Johnson was involved with Bema and its predecessor companies since 1977. When Bema was created by the amalgamation of three Bema group companies in 1988, Mr. Johnson was appointed the President and Chief Executive Officer. Mr. Johnson was instrumental in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson oversees the long-term strategy and development as well as the day-to-day activities of B2Gold.

Roger Richer —Executive Vice President, General Counsel and Secretary

Roger Richer has 25 years experience in mining law, corporate finance and international business transactions and practices. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria. Mr. Richer was with Bema since its inception in 1987. Until June 2008, Mr. Richer had also served as the President of Consolidated Puma Minerals Corp., a TSX-V listed company. Mr. Richer manages the legal affairs, corporate records and corporate governance of B2Gold.

Mark Corra — Senior Vice President of Finance and Chief Financial Officer

Mark Corra has over 30 years mining experience. Mr. Corra is a Certified Management Accountant, with a diploma in financial management from the British Columbia Institute of Technology. Mr. Corra was with Bema since 1990, initially as Controller and subsequently as Vice President of Finance. Prior to Bema, Mr. Corra spent 11 years in accounting at Placer Dome. Mr. Corra oversees the financial reporting, cash management, tax planning and financial compliance and reporting to the regulatory authorities. Mr. Corra is also involved in the financial evaluation of potential acquisitions.

Tom Garagan — Senior Vice President of Exploration

Tom Garagan is a geologist with over 32 years of experience. Mr. Garagan was with Bema since 1991 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. Mr. Garagan was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa. Mr. Garagan is responsible for all aspects of B2Gold’s exploration, including technical review of new acquisitions.

Dennis Stansbury — Senior Vice President of Development and Production

Dennis Stansbury is a mining engineer with over 35 years of engineering, construction, production and management experience at surface and underground mines in eight different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996.

George Johnson — Senior Vice President of Operations

George Johnson is a mining engineer with over 35 years of experience in underground and open pit mine construction and operations management. He joined Bema in 1999 after 16 years with Hecla Mining Company and following the takeover of Bema by Kinross, Mr. Johnson managed the construction and completion of the of the Kupol mine in Northeastern Russia. Mr. Johnson has a degree in mining engineering from the University of Washington. Mr. Johnson is responsible for overseeing all of the development and production activities of B2Gold.

Directors

Robert Cross

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He is a cofounder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006 and a director of Bema from 2003 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007. Each of these companies was subsequently acquired by way of takeover. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Palo Duro Energy Inc., Western Copper Corporation, Silvercorp Metals Inc., Trans National Minerals Inc. and Eastern Platinum Ltd.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp. and Eurogas International Inc. and an advisor to Canaccord Genuity Corp.

Jerry Korpan

Jerry Korpan is based in London, England. He was Managing Director of Yorkton Securities UK until 1999 and a director of Bema from 2002 to 2007 and was the Executive Director of Emergis Capital S.A., a company operating out of Antwerp, Belgium until 2011. Mr. Korpan is currently a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. He is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. Dr. Rayment was the President of Mining Assets Corporation, a private company, which provided consulting services to the mining industry between 1993 and 2010. He is currently a mining industry consultant based in Laguna Beach, California. Dr. Rayment is currently a director of Golden Predator Corp.

Bongani Mtshisi

Bongani Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, Debeers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi is currently the CEO of BSC Resources Ltd. (“BSC”), a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx, a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. Mr. Mtshisi has a National diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

no director or executive officer of B2Gold is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	no director or executive officer of B2Gold, or a shareholder holding a sufficient number of securities of B2Gold to affect materially control of B2Gold:

(i)

is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robert Gayton, a director of B2Gold, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on September 30, 2003 and by the Alberta Securities Commission (“ASC”) on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a director of B2Gold, was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of B2Gold, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of B2Gold to affect materially control of B2Gold.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, no director or executive officer of B2Gold, or a shareholder holding a sufficient number of securities of B2Gold to affect materially the control of B2Gold, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding B2Gold.

John Ivany, a director of B2Gold, was the subject of enforcement proceedings by the ASC in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the ASC found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of C$20,000.

Mr. Ivany was subject to a ruling by the BCSC dated December 19, 1990 in connection with his position as a director and officer of Prime Resources Corporation (“Prime”) and Calpine Resources Inc. (“Calpine”). The BCSC found that Prime and Calpine, as applicable, contravened the Securities Act (British Columbia) by: (a) failing to provide material disclosure of drilling results prior to granting or repricing options; (b) failing to disclose, on a timely basis, information regarding a private placement by Calpine where Prime was the purchaser of two million units and the effect of the private placement on the control of Calpine (Calpine was also found to have misled the Vancouver Stock Exchange by representing that the private placement was to be brokered by Prime Equities and that there were no material changes in the affairs of Calpine not previously disclosed); and (c) failing to disclose, on a timely basis, a default by Canarim Investment Corporation under a guaranteed agency agreement in respect of one million units under a public offering of Prime. The BCSC ruling suspended Mr. Ivany from trading in shares for a period of one year.

The foregoing information, not being within the knowledge of B2Gold, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of B2Gold to affect materially control of B2Gold.

Conflicts of Interest

B2Gold’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which B2Gold may participate, the directors of B2Gold may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the B2Gold Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, the directors of B2Gold are required to act honestly, in good faith and in the best interests of B2Gold. In determining whether or not B2Gold will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which B2Gold may be exposed and its financial position at that time.

The directors and officers of B2Gold are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and B2Gold will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors” in the B2Gold AIF, which is incorporate by reference. The directors and officers of B2Gold are not aware of any such conflicts of interests.

Additional Information Concerning B2Gold and Documents Incorporated by Reference

Information in respect of B2Gold has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Vice President, Investor Relations of B2Gold at Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 or by telephone at (604) 681-8371. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing SEDAR, the website of the Canadian securities regulatory authorities, located at www.sedar.com.

The following documents, which B2Gold has filed with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference and form an integral part of this Information Circular:

a)	the audited comparative consolidated financial statements of B2Gold and the notes thereto for the financial years ended December 31, 2011 and 2010, together with the report of the auditors thereon;

b)

management’s discussion and analysis of financial condition and results of operations of B2Gold for the audited comparative consolidated financial statements for the years ended December 31, 2011 and 2010;

c)	the annual information form of B2Gold for the year ended December 31, 2011 (the “B2Gold AIF”);

d)	the management information circular of B2Gold dated May 11, 2012 prepared in connection with B2Gold’s annual meeting of Shareholders held on June 8, 2012;

e)	the unaudited comparative interim consolidated financial statements of B2Gold and the notes thereto for the nine months ended September 30, 2012;

f)	management’s discussion and analysis of financial condition and results of operations of B2Gold for the nine months ended September 30, 2012;

g)	material change report dated September 20, 2012 in respect of the Transaction; and

h)	the business acquisition report dated February 23, 2012 relating to the acquisition of Auryx.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into an information circular, including any information circular, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, filed by B2Gold with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and prior to the Effective Date are deemed to be incorporated by reference in this Information Circular. Shareholders should refer to these documents for important information concerning B2Gold.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Information Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular.

EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, subsequent to or relating to, B2Gold’s financial year ended December 31, 2011.

William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the technical report dated March 14, 2009 entitled “Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua”.

Brian Scott, P.Geo., is the author responsible for the technical report dated May 12, 2011 entitled “NI 43-101 Technical Report, Jabali Project, La Libertad Region, Nicaragua”.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the technical report dated March 31, 2008 entitled “Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua”.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for technical report dated March 14, 2009, as amended July 14, 2009, entitled “Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone”.

Susan N. Meister, MAusIMM, is the author responsible for the technical report dated February 27, 2009 entitled “Technical Report, Gramalote Ridge Project, Department of Antioquia, Colombia”.

Andrew McDonald C.Eng., MIMMM, FSAIMM, Mark Wanless, Pr.Sci.Nat., Hermanus Kriel, Pr.Eng., Matthys Wessels, Pr.Eng., and Guillaume de Swardt, Pr.Eng., are the authors responsible for the technical report dated October 25, 2011 entitled “Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report Preliminary Economic Assessment”.

Mark Wanless, Pr.Sci.Nat., and Shaun Crisp, Pr.Sci.Nat., are the authors responsible for the technical report dated March 31, 2010 entitled “Independent Technical Report on the Otjikoto Gold Project”.

Donald E. Hulse, P.Eng. is the author responsible for the technical report dated June 8, 2012 entitled “NI 43-101 Technical Report on Resources, Gramalote Project, Providencia, Colombia”.

To the knowledge of B2Gold, none of the persons above held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any securities or other property of B2Gold or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, office or employee of B2Gold or of any associate or affiliate of B2Gold.

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, subsequent to or relating to, CGA’s financial year ended June 30, 2012.

Mark Turner, BE Min(Hons), MAusIMM CP (Man), Andrew Vigar, BAppSc Geo FAusimm MSEG and Stephen Jones, B Eng (Mining) FAusIMM CP (Min), are authors of the June 20, 2012 technical report entitled “NI 43-101 Technical Report, Masbate Gold Project, Republic Of The Philippines, October 2011”.

Geoff.G.Jones, FAusIMM.CP (Mng), is the Qualified Person in compliance with NI 43-101 and JORC reporting requirements with respect to CGA’s announcements to TSX and ASX up to October 2011 when he resigned from CGA.

Mark Turner BE Min(Hons), MAusIMM CP (Man), is the Qualified Person in compliance with NI 43-101 and JORC reporting requirements with respect to CGA’s announcements to TSX and ASX from October 2011 onwards.

To the knowledge of B2Gold, none of the persons above held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any securities or other property of B2Gold or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, office or employee of B2Gold or of any associate or affiliate of B2Gold.

PricewaterhouseCoopers LLP, Chartered Accountants, provided the auditor’s reports in respect to B2Gold’s financial statements for the year ended December 31, 2011 and 2010 dated March 28, 2012. PricewaterhouseCoopers LLP has advised B2Gold that they are independent with respect to B2Gold in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Ernst & Young provided auditor’s reports in respect of CGA’s financial statements for the year ended June 30, 2012 dated September 28, 2012 Ernst & Young has advised B2Gold that they are independent with respect to B2Gold in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of B2Gold, or any proposed nominee for election as a Director of B2Gold, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of B2Gold’s last completed financial year, or in any proposed transaction which in either case, has or will materially affect B2Gold, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following: (a) a director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of B2Gold at any time since the beginning of B2Gold’s most recently completed financial year, no proposed nominee for election as a director of B2Gold and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted at the B2Gold Meeting, except for any interest arising from the ownership of shares of B2Gold where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of B2Gold.

ANY OTHER MATTERS

Management of B2Gold knows of no matters to come before the B2Gold Meeting other than those referred to in the Notice of B2Gold Meeting accompanying this Information Circular. However, if any other matters properly come before the B2Gold Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding B2Gold and its business activities is available under B2Gold’s profile on the SEDAR website located at www.sedar.com. B2Gold’s financial information is provided in B2Gold’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. B2Gold Shareholders may request copies of B2Gold’s audited financial statements and related management discussion and analysis by contacting Kerry Suffolk, Manager of Investor Relations/Finance, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel: 604-681-8371).

CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the Management Information Circular of B2Gold Corp. (“B2Gold” or “the Company”) dated November 19, 2012 relating to a scheme of arrangement implementing a proposed merger between B2Gold and CGA Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Information Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2011, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years ended December 31, 2011 and 2010. Our report is dated March 28, 2012.

(Signed) PricewaterhouseCoopers LLP Chartered Accountants

Vancouver, B.C., Canada
November 19, 2012

Consent of Ernst & Young

We have read the management information circular (the “Circular”) dated 19 November 2012 of B2Gold Corp. (“B2Gold”) prepared in connection with the special meeting of the shareholders of B2Gold to approve certain matters relating to the proposed scheme of arrangement involving B2Gold and CGA Mining Limited (“CGA”).

We are the auditors of CGA and have conducted our audits and/or reviews in accordance with Australian Auditing Standards, the Corporation Regulations and International Financial Reporting Standards.

We consent to the incorporation by reference in the above-mentioned Circular of our audit report to the members of CGA to the annual financial report for the year ended 30 June 2012.

Ernst & Young:

a)	has not authorised or caused the issue of the Circular;

b)	does not make, or purport to make, any statement in the Circular or any statement on which a statement in the Circular is based other than as specified in the references above; and

c)	to the maximum extent permitted by law expressly disclaims, and takes no responsibility for, any statements or omissions in any part of the Circular, other than for the references specified above.

This consent will be treated as not having been withdrawn prior to the registration of the Circular with the Australian Securities and Investments Commission or filing with applicable Canadian securities regulators, unless EY notifies CGA in writing of the withdrawal of this consent before that time.

(Signed) Ernst & Young

Perth, WA, Australia
November 19, 2012

Consent of Canaccord Genuity Corp.

To the Board of Directors of B2Gold Corp.:

We refer to the written fairness opinion dated September 18, 2012 (the “Canaccord Fairness Opinion”), which we prepared for the board of directors of B2Gold Corp. (“B2Gold”) in connection with the scheme of arrangement involving B2Gold and CGA Mining Limited.

We consent to inclusion of the Canaccord Fairness Opinion and a summary of the Canaccord Fairness Opinion in the management information circular of B2Gold dated November 19, 2012.

(Signed) Canaccord Genuity Corp.

Vancouver, B.C., Canada
November 19, 2012

SCHEDULE A

CGA MERGER RESOLUTION

“RESOLVED THAT:

1.

The issuance of such number of common shares (the “B2Gold Shares”) of B2Gold Corp. (“B2Gold”) as may be required to be issued in connection with the acquisition of all of the existing ordinary shares of CGA Mining Limited (“CGA”) pursuant to a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 between CGA and its shareholders (the “Merger”), including such number of B2Gold Shares as are issuable to CGA optionholders as consideration for the cancellation of their CGA Options (as such term is defined in the management information circular of B2Gold dated November 19, 2012), up to a maximum of 251,973,927 B2Gold Shares (subject to adjustment to up to a maximum of 254,335,762 New B2Gold Shares, if required as a result of the exercise of CGA Options prior to the implementation of the Merger), which represents approximately 64% of the 392,687,382 B2Gold common shares outstanding as at September 18, 2012, is hereby authorized and approved.

2.

Any one director or officer of B2Gold is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of B2Gold or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing.

3.	The board of directors of B2Gold is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.”

A-1

SCHEDULE B

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Cth)

Parties	CGA Mining Limited ACN 009 153 128 of Level 5, BGC Centre, The Esplanade, Perth WA 6000 (CGA)

The holders of fully paid ordinary shares in the capital of CGA as at the Record Date

1.          DEFINED TERMS & INTERPRETATION

1.1        Defined terms

In this Scheme, except where the context otherwise requires:

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate.

B2Gold means B2Gold Corp., a company incorporated and existing under the laws of British Columbia, Canada, having its principal office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada.

B2Gold Nominee means the nominee appointed by B2Gold in accordance with the Implementation Agreement.

B2Gold Share means one fully paid common share issued in the capital of B2Gold.

B2Gold Register means the share register of B2Gold kept pursuant to applicable law in Canada.

Business Day means Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that the ASX or the TSX declares is not a business day.

Cancellation Consideration means the consideration to be provided by B2Gold to holders of CGA Options as provided in the Implementation Agreement.

CGA Nominee means the nominee appointed by CGA in accordance with the Implementation Agreement.

CGA Options means an option to be issued a CGA Share.

CGA Share means a fully paid ordinary share issued in the capital of CGA.

CGA Shareholder means each person who is registered in the Register as the holder of CGA Shares.

Conditions Precedent means the conditions precedent set out in clause 3.1 of the Implementation Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the deed poll between CGA and B2Gold in the form of Schedule 4 of the Implementation Agreement.

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which the Scheme becomes Effective.

Electing Small Scheme Participant means a Small Scheme Participant who has elected in writing to have all of his Scheme Consideration issued to the B2Gold Nominee and sold on his behalf in accordance with paragraph 7.

First Court Date means the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

Implementation Agreement means the Merger Implementation Agreement dated on or about September 19, 2012 between B2Gold and CGA and amended by a deed dated November 1, 2012.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Ineligible Shareholder means a CGA Shareholder whose address shown in the Register is in a jurisdiction in which B2Gold determines, acting reasonably, does not permit the issue of the B2Gold Shares to that CGA Shareholder either unconditionally or after compliance with terms that B2Gold reasonably regards as acceptable and practical.

Record Date means 5:00 p.m. on the fifth Business Day following the Effective Date, or such other date (after the Effective Date) as CGA and B2Gold may agree in writing.

Register means the share register of CGA kept pursuant to the Corporations Act.

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between CGA and the CGA Shareholders as set out in this document together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by B2Gold and CGA.

Scheme Consideration means the consideration to be issued by B2Gold to Scheme Participants (or to the CGA Nominee, in respect of B2Gold Shares that would otherwise be issuable to Ineligible Shareholders or the B2Gold Nominee, on behalf of Electing Small Scheme Participants).

Scheme Meeting means the meeting of CGA Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Scheme Participant means each person who is a CGA Shareholder as at 5:00 p.m. on the Record Date (other than B2Gold).

Second Court Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Small Scheme Participant means a Scheme Participant whose address on the Register is in Australia and whose entitlement to the Scheme Consideration would be 1000 B2Gold Shares or less

Sunset Date means February 28, 2013, or such later date as agreed to in writing between B2Gold and CGA.

Takes effect or taking effect means on and from the first time when an office copy of the Court order approving the Scheme pursuant to section 411(6) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

TSX means the Toronto Stock Exchange.

1.2        Interpretation

In this Scheme:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this agreement includes any schedule;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, dollar or $ is to Australian currency;

(f)	a reference to C$ is to the lawful currency of Canada;

(g)	a reference to time is to Perth, Western Australia time, unless otherwise noted;

(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)

any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(n)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

(o)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2.          THE SCHEME

(a)	Subject to:

	(i)	approval of the Scheme by the holders of the CGA Shares at a meeting of those holders convened by the Court pursuant to section 411(1) of the Corporations Act;

	(ii)	approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act;

	(iii)	lodgement with ASIC of an office copy of the order of the Court approving the Scheme pursuant to section 411(10) of the Corporations Act;

(iv)

all of the Conditions Precedent being satisfied or waived (other than those Conditions Precedent that cannot be waived) in accordance with the Implementation Agreement by the times set out in the Implementation Agreement;

	(v)	the Implementation Agreement not having been terminated by CGA or B2Gold;

(vi)	the Deed Poll not having been terminated by B2Gold;

(vii)	all CGA Options having been cancelled for the Cancellation Consideration; and

(viii)	the B2Gold Shares to be issued as Scheme Consideration and the Cancellation Consideration being conditionally approved for listing on the TSX,

the CGA Shares, and all rights and entitlements attaching to the CGA Shares, will be transferred to B2Gold with effect from the Implementation Date and without the need for any further act by the holders of the CGA Shares (other than any acts performed by CGA or its directors or officers as attorney or agent for the CGA Shareholders).

(b)

CGA will provide to the Court on the Second Court Date a certificate signed by B2Gold and CGA (or such other evidence as the Court requests) stating whether or not the conditions referred to in paragraphs 2(a) (other than sub-paragraphs (ii) and (iii)) have been satisfied or waived as at 8.00 a.m. on the Second Court Date.

(c)	Subject to clause 2(d), this Scheme takes effect for all purposes on the Effective Date.

(d)	This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Sunset Date in accordance with the Implementation Agreement.

(e)	In consideration of the transfer of the CGA Shares to B2Gold (as detailed in paragraph 2(h)), and subject to the other terms and conditions of this Scheme, on the Implementation Date:

(i)

a holder of CGA Shares (who is not an Electing Small Scheme Participant or Ineligible Shareholder) will be issued the Scheme Consideration in respect of the CGA Shares held by the holder as at the Record Date;

(ii) the CGA Nominee will be issued the Scheme Consideration in respect of the CGA Shares held by all Ineligible Shareholders as at the Record Date; and

(iii) the B2Gold Nominee will be issued the Scheme Consideration in respect of the CGA Shares held by all Electing Small Scheme Participants as at the Record Date.

(f)

Notwithstanding any rule of law or equity to the contrary, holders of CGA Shares will be entitled to exercise all voting and other rights attached to the CGA Shares pending their transfer pursuant to paragraph 2(h), subject to the restrictions on dealing in CGA Shares set out in paragraph 3.

(g)

A holder of CGA Shares (other than an Electing Small Scheme Participant or Ineligible Shareholder) will be deemed to have agreed to become a member of B2Gold and to have accepted the B2Gold Shares issued to that holder under this Scheme subject to, and to be bound by, B2Gold's constitution.

(h)	On the Implementation Date (but with effect from the Record Date) CGA must:

(i)

procure the delivery of a transfer in respect of all the CGA Shares to ASX Settlement Corporation by a broker nominated in writing by B2Gold to effect a valid transfer of all the CGA Shares to B2Gold pursuant to section 1074D of the Corporations Act or, if such a procedure is not available for any reason, deliver to B2Gold a duly completed and executed instrument or instruments of transfer transferring all of the CGA Shares to B2Gold; and

(ii) subject to B2Gold having executed that instrument of transfer, enter the name of B2Gold in the Register as the holder of the CGA Shares.

3.          DEALINGS IN CGA SHARES

(a)

Every CGA Shareholder entered on the Register as the holder of a CGA Share on the Record Date is entitled to participate in this Scheme. For this purpose, dealings in CGA Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as holder of the relevant CGA Shares on or before the Record Date; and

(ii)

in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	CGA must register any transmission application or transfer received in accordance with paragraph 3(a) by the Record Date.

(c)	If the Scheme becomes Effective:

	(i)	no dealing in CGA Shares, whenever effected, will be given effect to if it is received after the Record Date;

	(ii)	any purported dealing in CGA Shares after the Record Date will be void and of no effect; and

	(iii)	no shares or options to subscribe for shares will be allotted or issued by CGA after the Effective Date.

4.          NOTICE TO HOLDERS OF CGA SHARES

(a)	If the Court makes an order approving the Scheme, CGA will send to each holder of CGA Shares notice of that fact within 2 Business Days after the Implementation Date.

(b)	The notice given under paragraph 4 (a) will:

(i)

(except in the case of an Electing Small Scheme Participant or Ineligible Shareholder) be accompanied by documents of title in respect of the Scheme Consideration (being holding statements) to which the holder of CGA Shares is entitled pursuant to paragraph 2(e); and

(ii) be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

(c)	In the case of joint holders of CGA Shares, holdings statements for the B2Gold Shares will be sent to the joint holder whose name appears first in the Register as at the Record Date.

(d)

If the Court refuses to make an order approving the Scheme, then CGA will send to each holder of CGA Shares notice of that fact not later than 5 Business Days after the date of such refusal. The notice will be sent in the manner provided in, and to the address determined in accordance with, paragraph 9(c).

5.          ISSUE OF B2GOLD SHARES

(a)

Not later than 2 Business Days after the Record Date, CGA will give to B2Gold a notice specifying the persons to whom B2Gold Shares are to be issued pursuant to paragraph 2(e) and the numbers of B2Gold Shares to which they are entitled respectively. Where the calculation of the number of B2Gold Shares to be issued to a particular CGA Shareholder would result in the issue of a fraction of a B2Gold Share, the fractional entitlement will be rounded down to the nearest whole number of B2Gold Shares.

(b)	B2Gold must, on the Implementation Date issue the B2Gold Shares in accordance with that notice and register the holder of those B2Gold Shares in the B2Gold Register.

(c)	The issue and despatch of a holding statement for those B2Gold Shares in accordance with paragraph 4(b)(ii) will discharge in full B2Gold's obligations under this paragraph 5(b).

6.          INELIGIBLE SHAREHOLDERS

(a)	The B2Gold Shares that would, but for this paragraph, have been issued to an Ineligible Shareholder must be issued by B2Gold to the CGA Nominee.

	(b)	CGA must procure that the CGA Nominee:

(i)

as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, sells, outside of the United States, those B2Gold Shares for the benefit of the Ineligible Shareholders;

(ii)

accounts to the Ineligible Shareholders for the net proceeds of sale (on an averaged basis so that all Ineligible Shareholders receive the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those B2Gold Shares, after deduction of any applicable brokerage fees, taxes and charges, at the Ineligible Shareholders’ risk in full satisfaction of the Ineligible Shareholders’ rights under this Scheme; and

	(iii)	remits the net proceeds of sale to the Ineligible Shareholders in C$ in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

7.          ELECTING SMALL SCHEME PARTICIPANTS

(a)

Any Small Scheme Participant may elect, by providing notice in writing to CGA on or before the Implementation Date, to be treated as an Electing Small Scheme Participant for the purpose of this paragraph 7.

(b)	The B2Gold Shares that would, but for this paragraph, have been issued to the Small Scheme Participant must be issued by B2Gold to the B2Gold Nominee.

(c)	B2Gold must procure that the B2Gold Nominee:

(i)

as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, sells, outside of the United States, those B2Gold Shares for the benefit of the Electing Small Scheme Participants;

(ii)

accounts to the Electing Small Scheme Participants for the net proceeds of sale (on an averaged basis so that each Electing Small Scheme Participant receives the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those B2Gold Shares, after deduction of any applicable brokerage fees, taxes and charges, and at the Electing Small Scheme Participants’ risk, in full satisfaction of the Electing Small Scheme Participants’ rights under this Scheme; and

(iii) remits the net proceeds of sale to the Electing Small Scheme Participants in A$ in the manner provided in, and to the address determined in accordance with, paragraph 9(c).

(d)

Each Electing Small Scheme Participant appoints B2Gold as its agent to receive on its behalf any financial services guide or other notices (including any updates) that the B2Gold Nominee is required to provide.

8.          WHEN SCHEME BECOMES BINDING

(a)

This Scheme will become binding on CGA, B2Gold and each holder of CGA Shares only if the Court makes an order under section 411(4)(b) of the Corporations Act approving the Scheme and that order becomes effective in accordance with section 411(10). CGA must lodge an office copy of that order with ASIC not later than 2 Business Days after the order has been made.

(b)

If this Scheme becomes binding as provided by paragraph 8(a), the rights of any holder at the Record Date of a CGA Share are the same as the rights that the Scheme Participant who held that CGA Share immediately prior to the Effective Date would have had if he had remained the holder of the CGA Share until the Record Date.

(b)

Where this Scheme becomes binding as provided by paragraph 8(a), a holder of CGA Shares (and any person claiming through that holder) may only assign, transfer or otherwise deal with those CGA Shares on the basis that the rights so assigned, transferred or dealt with are limited in the manner described in paragraph 8(a).

9.          GENERAL

(a)

CGA may by its counsel or solicitors consent to any modification of or addition to this Scheme or to any condition, which the Court may think fit to approve or impose and to which B2Gold has consented.

(b)

The accidental omission to give notice of the Scheme Meeting to any holder of CGA Shares or the non- receipt of such a notice by any holder of CGA Shares will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings at the Scheme Meeting.

(c)	For the purpose of paragraph 4, the expression "send" or "sent" means:

(i) for the purpose of paragraph 4, sending by ordinary pre-paid post to a holder at the Record Date of a Scheme Share at the address of that holder appearing in the Register at the Record Date;

(ii) for the purpose of paragraph 2(e)(ii), sending by ordinary pre-paid post to the Nominee at its address; or

(iii) delivery to the relevant address by any other means at no cost to the recipient.

(d)

Each holder of CGA Shares will be deemed (without the need for any further act) to have irrevocably appointed CGA and each of its officers, jointly and severally as the holder's attorney for the purpose of executing any document necessary to give effect to this Scheme, including executing a share transfer form or master share transfer form for the CGA Shares.

(e)

The CGA Shareholders agree to the transfer of their CGA Shares to B2Gold in accordance with the terms of this Scheme and consent to CGA doing all things necessary for or incidental to the implementation of this Scheme.

(f)	CGA must execute all deeds and other documents and do all acts and things as may be necessary or expedient on its part to implement this Scheme in accordance with its terms.

(g)	Neither CGA nor any of its officers will be liable for anything done or for anything omitted to be done in performance of this Scheme in good faith.

(h)	To the extent of any inconsistency, this Scheme overrides CGA's constitution and binds CGA, B2Gold and the holders of CGA Shares.

(i)	The proper law of this Scheme is the law of Western Australia.

SCHEDULE C

CANACCORD GENUITY FAIRNESS OPINION

C-1

CANACCORD Genuity

CANACCORD GENUITY CORP.

2100-609 Granville Street
P.O. Box 10337
Vancouver, BC
Canada V7Y 1H2

T: 604.331.1444
F: 604.331.1446
TF: 800.663.1899
www.canaccordgenuity.com

September 18, 2012

The Board of Directors
B2Gold Corp.
Suite 3100, 595 Burrard St.
PO Box 49143
Vancouver, BC V7X 1J1

To the Members of the Board of Directors:

Canaccord Genuity Corp. ("**Canaccord Genuity**", "**we**" or "**us**") understands that B2Gold Corp. ("**B2Gold**" or the "**Company**") has entered into a definitive Merger Implementation Agreement (the "**Merger Implementation Agreement**") with CGA Mining Limited ("**CGA Mining**") dated September 18, 2012, pursuant to which B2Gold will acquire all of the outstanding ordinary shares in the capital of CGA Mining (the "**CGA Shares**"), for 0.74 of a B2Gold common share (the "**B2Gold Shares**") per CGA Share (the "**Exchange Ratio**"). The acquisition contemplated by the Merger Implementation Agreement (the "**Acquisition**") will be effected by way of a Scheme of Arrangement under the *Corporations Act 2001* (Australia) (the "**Scheme**"), which is subject to, among other things, the approval of the shareholders of B2Gold (the "**B2Gold Shareholders**") and the shareholders of CGA Mining. The terms and conditions of, and other matters relating to the Scheme, are described in the Merger Implementation Agreement and will be described in the management information circular of B2Gold (the "**Management Information Circular**") which will be mailed to the B2Gold Shareholders in connection with the Scheme. Pursuant to the terms of the Merger Implementation Agreement: (i) the Scheme Booklet (as defined in the Merger Implementation Agreement) must state that each director of CGA Mining who holds CGA Shares, or on whose behalf CGA Shares are held, intends to vote such CGA Shares in favour of the Scheme in the absence of a Superior Offer (as defined in the Merger Implementation Agreement); and (ii) the Management Information Circular must state that each director of B2Gold who holds B2Gold Shares, or on whose behalf B2Gold Shares are held, intends to vote such B2Gold Shares in favour of the Acquisition and the issuance of the B2Gold Shares under the Scheme.

The Company has retained Canaccord Genuity to act as a financial advisor to B2Gold to provide advice and assistance in evaluating the Scheme, including, if requested, the preparation and delivery of Canaccord Genuity's written opinion (the "**Opinion**") as to the fairness, from a financial point of view, of the Exchange Ratio under the Scheme to the B2Gold Shareholders. The board of directors of the Company (the "**Board**") have asked Canaccord Genuity to prepare and deliver the Opinion.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the "**Engagement Agreement**") dated September 18, 2012. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Acquisition during the term of the Engagement Agreement (the "**Engagement**"). The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a cash fee for delivering this Opinion, no portion of which is conditional upon this Opinion being favourable or that is contingent upon completion of the Acquisition. Additionally, Canaccord Genuity is to be paid a cash fee for services delivered under the Engagement Agreement which is contingent upon successful completion of the Acquisition. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Management Information Circular which will be mailed to the B2Gold Shareholders in connection with the Scheme, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States and with the Toronto Stock Exchange.

Credentials of Canaccord Genuity Corp.

Canaccord Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm. The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Canaccord Genuity Corp.

Neither Canaccord Genuity, nor any of its affiliates, is an affiliate, insider or associate (as those terms are defined in the *Securities Act* (British Columbia)) of the Company or CGA Mining, or any of their respective associates or affiliates. Prior to the Engagement, Canaccord Genuity had not been engaged to provide any financial advisory services nor had it participated in any financings involving the Company or CGA Mining, or any of their respective associates or affiliates, within the past two years. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or CGA Mining, or any of their respective associates or affiliates with respect to any future business dealings. However, Canaccord Genuity may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, CGA Mining, or any of their respective associates or affiliates.

Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, in such capacity, may have had, or may in the future have, positions in the securities of the Company or CGA Mining, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies

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or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, CGA Mining or the Acquisition.

Scope of Review

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer any opinion as to the terms of the Acquisition (other than in respect of the fairness from a financial point of view, of the Exchange Ratio) or the form of agreements or documents related to the Acquisition.

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. an executed copy of the Merger Implementation Agreement;
2. an executed copy of the B2Gold disclosure letter dated September 18, 2012 and delivered to CGA Mining by B2Gold concurrently with the execution of the Merger Implementation Agreement;
3. an executed copy of the CGA disclosure letter dated September 18, 2012 and delivered to B2Gold by CGA Mining concurrently with execution of the Merger Implementation Agreement;
4. financial models, forecasts and related confidential information prepared and provided to us by management of B2Gold concerning the business, operations, assets, liabilities and prospects of B2Gold and CGA Mining;
5. audited annual financial statements and related management's discussion and analysis of B2Gold for each of the years ended December 31, 2010 and 2011;
6. audited annual financial statements and related management's discussion and analysis of CGA Mining for each of the years ended June 30, 2010 and 2011;
7. annual information form of B2Gold dated March 30, 2012 for the year ended December 31, 2011;
8. annual information form of CGA Mining dated September 11, 2011 for the year ended June 30, 2011;
9. interim consolidated financial statements of B2Gold and related management's discussion and analysis for the six month period ended June 30, 2012;
10. draft unaudited consolidated financial statements of CGA Mining and related management's discussion and analysis for the year ended June 30, 2012;
11. management information circular for B2Gold dated June 8, 2012;

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12. management information circular for CGA Mining dated October 21, 2011;

13. technical report prepared by William N. Pearson (Ph. D.) (P. Geo.) and Graham Speirs (P. Eng.) titled "Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone" dated March 14, 2009 and as amended July 14, 2009;

14. technical report prepared by William N. Pearson (Ph. D.) (P. Geo.) and Graham Speirs (P. Eng.) titled "Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua" dated March 14, 2009;

15. technical report prepared by Brian M. Scott (P. Geo.) titled "NI 43-101 Technical Report – Jabali Project Mineral Resource Estimate" dated May 12, 2011;

16. technical report prepared by Andrew McDonald (C. Eng) (MIMMM) (FSAIMM) et al titled "Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report, Preliminary Economic Assessment" dated October 25, 2011;

17. technical report prepared by Donald E. Hulse (P. E.) titled "NI 43-101 Technical Report on Resources – Gramalote Project, Providencia, Colombia" dated June 8, 2012;

18. technical report prepared by Mark B. Turner (B. Eng.) (Mining) (Hons) MAusIMM CP (Man) et al titled "NI 43-101 Technical Report – Masbate Gold Project, Republic of the Philippines, October 2011" dated June 20, 2012;

19. certain recent press releases and other documents filed by B2Gold on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") at www.sedar.com;

20. certain recent press releases and other documents filed by CGA Mining on SEDAR at www.sedar.com;

21. discussions with senior management and the Board of Directors of B2Gold concerning B2Gold's financial condition, technical data, its future business prospects, the Acquisition including the Company's due diligence regarding the Acquisition and potential alternatives to the Acquisition;

22. discussions with B2Gold's legal counsel;

23. public information relating to the business, operations, financial performance and stock trading history of B2Gold, CGA Mining and selected public companies considered by us to be relevant;

24. public information with respect to other transactions of a comparable nature considered by Canaccord Genuity to be relevant;

25. public information regarding the precious metals industry;

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26. analyst research commentary on B2Gold, CGA Mining and other selected companies considered by Canaccord Genuity to be relevant;

27. certain other technical and draft financial information of CGA Mining made available to Canaccord Genuity;

28. a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this Opinion is based, addressed to us and dated the date hereof, provided by senior officers of B2Gold (the "**Representation Letter**"); and

29. certain other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or any of its affiliates to any information under its or their control requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of B2Gold or CGA Mining and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of B2Gold and CGA Mining and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of the Company or its material assets or liabilities or its securities within the two years preceding the date hereof.

Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. This Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the B2Gold Shares may trade at any future date. Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Scheme or otherwise in connection with the Acquisition.

With the Company's approval and as provided for under the Engagement Agreement, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company and CGA Mining obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors, directly or indirectly, orally or in writing, or otherwise obtained pursuant to the Engagement Agreement (collectively, the "**Information**") and has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described

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herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company, including the Company and CGA Mining, is inherently subject to uncertainty. We have assumed, with the approval of the Company, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in the Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that except where updated or revised in a subsequently filed public disclosure document filed on SEDAR by the Company or in other information subsequently provided by the Company or any of its affiliates (as defined in the *Securities Act* (British Columbia)) to Canaccord Genuity: (i) the Information relating to the Company and its affiliates as provided by the Company, or on behalf of the Company by its affiliates or any of its or their agents or representatives, to Canaccord Genuity, in writing for the purpose of the Engagement Agreement or obtained by Canaccord Genuity under the Company's profile on SEDAR was, at the date the Information was provided to, or obtained by, Canaccord Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which could have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including among other things, that all the conditions required to complete the Scheme described in the Merger Implementation Agreement will be satisfied or waived, that all necessary consents, permissions, approvals, exemptions or orders required from third parties or governmental authorities will be obtained without adverse condition or qualification, that the Acquisition will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Acquisition are valid and effective and that the disclosure to be provided in the Management Information Circular with respect to B2Gold and its subsidiary and affiliates and the Scheme will be accurate in all material respects and comply with applicable securities laws.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information. In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with

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respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.

This Opinion has been provided for the use of and is to be relied upon by the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity. This Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to Canaccord Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw this Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expressly disclaims any such obligation.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("**IIROC**"), but IIROC has not been involved in the preparation or review of this Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion does not constitute a recommendation to the Board or any B2Gold Shareholder as to whether B2Gold Shareholders should vote in favour of the Scheme.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the B2Gold Shareholders.

Yours very truly,

Canaccord Genuity Corp.

Canaccord Genuity Corp.

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SCHEDULE D
B2GOLD CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)
As at June 30, 2012
(Expressed in thousands of United States dollars)

	As	As	Pro		Pro
	Reported	Reported	Forma		Forma
	B2Gold	CGA	Adjustments	Notes	Consolidated
Assets
Current
Cash & cash equivalents	$77,338	$79,672	$(18,500)	4 (a)	$129,510
			(9,000)	4 (h)
Restricted cash	-	-	9,000	4 (h)	9,000
Accounts receivable/prepaids	7,660	8,115	-		15,775
Current value-added & other tax receivables	17,745	-	-		17,745
Inventories	27,989	25,765	20,668	4 (c)	74,422
Other	326	-	-		326
	131,058	113,552	2,168		246,778
Available-for-sale investments	3,104	2,807	-		5,911
Investment in associates	-	86,413	1,069	4 (d)	87,482
Mining interests	464,169	191,843	36,224	4 (e)	692,236
Intangible assets	-	36,224	(36,224)	4 (e)	-
Value-added tax	-	21,505	-		21,505
Other assets	1,183	1,049	(1,049)	4 (f)	1,183
Unallocated purchase price	-	-	706,844	4 (b)	706,844
	$599,514	$453,393	$709,032		$1,761,939
Liabilities
Current
Accounts payable & accrued liabilities	$16,102	$13,151	$-		$29,253
Current taxes payable	2,794	1,027	-		3,821
Current debt	-	27,579	-		27,579
Current derivative liabilities	-	38,784	-		38,784
Current mine restoration provisions	1,376	-	-		1,376
Other	72	817	-		889
	20,344	81,358	-		101,702
Debt	-	26,485	-		26,485
Derivative liabilities	-	17,543	-		17,543
Deferred income taxes	31,780	5,495	-		37,275
Mine restoration provisions	24,106	1,064	-		25,170
Other liabilities	4,487	184	-		4,671
	80,717	132,129	-		212,846
Shareholders’ Equity
Share capital	449,655	305,077	1,048,796	4 (b)	1,498,451
			(305,077)	4 (b)
Contributed surplus	28,580	6,323	(6,323)	4 (b)	28,580
Accumulated comprehensive loss	(3,447)	(46,074)	46,074	4 (b)	(3,447)
Retained earnings	40,114	55,938	(55,938)	4 (b)	21,614
			(18,500)	4 (a)
Non-controlling interest	3,895	-	-		3,895
	518,797	321,264	709,032		1,549,093
	$599,514	$453,393	$709,032		$1,761,939

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the six month period ended June 30, 2012
(Expressed in thousands of United States dollars except share and per share amounts)

	As		Pro		Pro
	Reported	CGA	Forma		Forma
	B2Gold	Adjusted	Adjustments	Notes	Consolidated
		(Note 6(a))

Revenue	$121,203	$130,367	$-		$251,570

Cost of sales
Production costs	(43,087)	(80,910)	-		(123,997)
Depreciation & depletion	(14,054)	(11,082)	-	3	(25,136)
Royalties & production taxes	(3,881)	-	-		(3,881)
	(61,022)	(91,992)	-		(153,014)
Gross profit	60,181	38,375	-		98,556

General & administrative	(9,079)	(1,673)	(2,490)	4 (i)	(13,242)
Share-based payments	(10,803)	-	-		(10,803)
SAG Mill expenses	-	(3,350)			(3,350)
Accretion of mine restoration provisions	(893)	-	-		(893)
Foreign exchange gains (losses)	544	(585)	-		(41)
Other	(1,717)	(6,877)	2,490	4 (i)	(6,104)
Operating income	38,233	25,890	-		64,123

Impairment of investment	-	(6,870)	-		(6,870)
Share of loss of associates	-	(1,727)	-		(1,727)
Interest & financing costs	(65)	(2,194)	-		(2,259)
Community relations	(2,159)	-	-		(2,159)
Derivative gains (losses)	126	(241)	-		(115)
Other	167	-	-		167
Income before taxes	36,302	14,858	-		51,160

Income & other taxes	(4,677)	-	-		(4,677)
Deferred income taxes (benefit)	(5,142)	138	-		(5,004)
Net income for the period	$26,483	$14,996	$-		$41,479

Earnings per share
Basic	$0.07				$0.07
Diluted	$0.07				$0.06

Weighted average number of shares outstanding
Basic	380,923			5	$632,968
Diluted	388,371			5	$640,416

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the twelve month period ended December 31, 2011
(Expressed in thousands of United States dollars except share and per share amounts)

	As		Pro		Pro
	Reported	CGA	Forma		Forma
	B2Gold	Adjusted	Adjustments	Notes	Consolidated
		(Note 6(b))

Revenue	$225,352	$175,225	$-		$400,577

Cost of sales
Production costs	(75,229)	(122,891)	-		(198,120)
Depreciation & depletion	(26,175)	(13,576)	-	3	(39,751)
Royalties & production
taxes	(12,229)	-	-		(12,229)
Other	(692)	-	-		(692)
	(114,325)	(136,467)	-		(250,792)
Gross profit	111,027	38,758	-		149,785

General & administrative	(16,635)	(2,957)	(4,376)	4 (j)	(23,968)
Share-based payments	(6,190)	(1,381)	-		(7,571)
SAG Mill expenses	-	(2,863)	-		(2,863)
Accretion of mine
restoration provisions	(1,267)	-	-		(1,267)
Foreign exchange gains
(losses)	(114)	(245)	-		(359)
Other	(1,127)	(4,466)	4,376	4 (j)	(1,217)
Operating income	85,694	26,846	-		112,540

Share of loss of associates	-	(4,735)	-		(4,735)
Interest & financing costs	(611)	(4,448)	-		(5,059)
Community relations	(4,042)	-	-		(4,042)
Derivative losses	-	(305)	-		(305)
Other	(532)	-	-		(532)
Income (loss) before taxes	80,509	17,358	-		97,867

Income & other taxes	(6,292)	-	-		(6,292)
Deferred income taxes	(17,917)	(303)	-		(18,220)
Net income (loss) for the period	$56,300	$17,055	$-		$73,355

Earnings per share
Basic	$0.17				$0.12
Diluted	$0.16				$0.12

Weighted average number of shares outstanding
Basic	338,541			5	590,586
Diluted	344,812			5	596,857

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of B2Gold Corp. (“B2Gold”) as at June 30, 2012 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2012 and the twelve month period ended December 31, 2011 have been prepared by the management of B2Gold in accordance with International Financial Reporting Standards (“IFRS”) for illustrative purposes only, to show the effect of the merger implementation agreement (“Merger Agreement”) entered into with CGA Mining Limited (“CGA”), more fully described in Note 3, pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of CGA, resulting in the acquisition of CGA by B2Gold.

The unaudited pro forma consolidated balance sheet has been prepared as if the business combination described in Note 3 had occurred on June 30, 2012 using the unaudited consolidated balance sheet of B2Gold as at June 30, 2012 and the audited consolidated balance sheet of CGA as at June 30, 2012.

The unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2012 has been prepared as if the business combination described in Note 3 occurred on January 1, 2011 using the unaudited consolidated statement of operations of B2Gold for the six months ended June 30, 2012 and the unaudited constructed consolidated statement of operations of CGA for the six month period ended June 30, 2012 (Note 6(a)).

The unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2011 has been prepared as if the business combination described in Note 3 occurred on January 1, 2011 using the audited consolidated statement of operations of B2Gold for the year ended December 31, 2011 and the unaudited constructed consolidated statement of operations of CGA for the twelve month period ended December 31, 2011 (Note 6(b)).

The unaudited pro forma consolidated statements of operations of CGA used in the pro forma statements were constructed for the sole purpose of the pro forma statements and do not conform with the financial statements for the business included elsewhere in the Information Circular.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with IFRS. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from these unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated statements of operations are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of B2Gold and CGA.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in B2Gold’s audited consolidated financial statements for the year ended December 31, 2011. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify CGA accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after completion of the proposed acquisition. The significant accounting policies of CGA are believed to conform in all material respects to those of B2Gold.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

Certain elements of CGA’s consolidated financial statements have been reclassified to provide a consistent classification format.

3.	BUSINESS COMBINATION

On September 18, 2012, B2Gold and CGA entered into the Merger Agreement, the terms of which provide that CGA shareholders will receive 0.74 B2Gold common shares for each existing CGA ordinary share held. B2Gold will also acquire all of the outstanding CGA stock options (the “CGA Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in-the-money amount of such CGA options and the closing price of the CGA shares on September 17, 2012 (the “Option Consideration”).

The parties expect that the transaction will be structured as an acquisition of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the B2Gold common shares.

There are currently 337.9 million common shares of CGA issued and outstanding and B2Gold expects to issue an aggregate of up to 250 million common shares in connection with the Scheme. In addition, it is expected that the cancellation of the CGA Options will result in the issuance of approximately 2 million B2Gold common shares.

The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and Australian Securities Exchange and Toronto Stock Exchange approvals in respect of the issue of new B2Gold common shares under the Scheme and as the Option Consideration. The transaction is expected to close on or prior to January 31, 2013.

The business combination will be accounted for using the acquisition method, with B2Gold as the acquirer of CGA.

The unaudited pro forma consolidated financial information assumes that the cost of acquisition will total approximately $1,049 million, the fair value of B2Gold shares issued, based on the issuance of 252 million B2Gold shares at Cdn.$4.08 per share (the closing share price on the TSX on October 4, 2012) and a foreign exchange rate of Cdn.$0.9805 to $1. Under IFRS the actual measurement date of the purchase price will occur on the date the consideration is paid. Consequently, the value of the purchase price for accounting purposes will differ from the amount assumed in these unaudited pro forma consolidated financial statements due to any future changes in the market price of B2Gold shares or in the number of CGA shares issued and outstanding.

B2Gold has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated Statement of Operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of CGA’s assets and liabilities has been presented as ‘‘unallocated purchase price’’. B2Gold is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired, including investment in associates, mining interests and intangible assets as well as any goodwill and deferred income taxes arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the carrying amounts of investment in associates, mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of share of loss of associates and depreciation and depletion recorded in the consolidated statement of operations of B2Gold for the periods after the date of acquisition. B2Gold estimates that a $100 million adjustment to the carrying amount of mining interests of CGA would result in a corresponding adjustment to pre-tax depreciation and depletion expense in the pro forma consolidated statement of operations of approximately $3.5 million for the six months ended June 30, 2012 and approximately $4.6 million for the year ended December 31, 2011.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

The preliminary purchase price allocation is subject to change and is summarized as follows:

Preliminary purchase price:

252,045,209 common shares of B2Gold issued on acquisition	$1,048,796

Net assets acquired:

Current assets	$134,220
Available-for-sale investments	2,807
Investment in associates	87,482
Mining interests	228,067
Value-added tax	21,505
Current liabilities	(81,358)
Debt	(26,485)
Derivative liabilities	(17,543)
Deferred income taxes	(5,495)
Mine restoration provisions	(1,064)
Other liabilities	(184)
Unallocated purchase price	706,844

Total net assets acquired	$1,048,796

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to the consolidated balance sheet:

	a)	To decrease cash and cash equivalents for the recording of B2Gold’s estimated transaction expenses totalling $6.5 million and CGA’s estimated transaction expenses totalling $12 million.

b)

To record the acquisition of CGA at an assumed fair value equivalent to the purchase price of $1,049 million as detailed in Note 3 and to eliminate the book value of CGA’s shareholders’ equity accounts.

	c)	To adjust CGA’s inventory to its estimated fair value based on the spot price of gold as at June 30, 2012, less related costs to complete.

	d)	To adjust CGA’s investment in St Augustine Gold & Copper Limited and in Ratel Group Limited to their estimated fair values using the June 30, 2012 close of markets share prices.

e)

To reclassify the carrying value of CGA’s intangible asset, relating to CGA’s contractual rights to exclusively purchase mineral ore from the Masbate Gold Project at a specified price, to mining interests.

	f)	To reclassify the carrying value of CGA’s deferred stripping costs to unallocated purchase price.

g)

No pro forma adjustment has been made to the terms and conditions and related balance sheet classification of CGA’s BNP Paribas project financing loan facility based on the assumption that BNP Paribas will provide the Company with certain consents and waivers relating to the change of control of CGA.

	h)	To reclassify restricted cash held with BNP Paribas to be consistent with B2Gold’s accounting policies.

Pro forma adjustments to the consolidated statement of operations for the six month period ended June 30, 2012:

i)	To reclassify general and administrative costs relating to CGA’s corporate offices in Australia and the Philippines.

Pro forma adjustments to the consolidated statement of operations for the twelve month period ended December 31, 2011:

j)	To reclassify general and administrative costs relating to CGA’s corporate offices in Australia and the Philippines.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

5.	PRO FORMA EARNINGS (LOSS) PER SHARE

Pro forma basic and diluted earnings per share for the six month period ended June 30, 2012 and for the twelve month period ended December 31, 2011 have been calculated based on the actual weighted average number of B2Gold common shares outstanding for the respective periods and the assumed number of B2Gold common shares issued to CGA shareholders and option holders effective on January 1, 2011.

	Six month	Twelve month
	period ended	period ended
	June 30,	December 31,
	2012	2011

Basic earnings per share:
Basic weighted average number of B2Gold common shares outstanding for the period (in thousands)	380,923	338,541
Assumed number of B2Gold common shares to be issued to CGA shareholders and option holders (in thousands)	252,045	252,045
Pro forma weighted average number of common shares outstanding for the period (in thousands)	632,968	590,586

Pro forma adjusted net earnings	$41,479	$73,355

Pro forma adjusted basic earnings per share	$0.07	$0.12

	Six month	Twelve month
	period ended	period ended
	June 30,	December 31,
	2012	2011

Diluted earnings per share:
Diluted weighted average number of common shares outstanding for the period (in thousands)	388,371	344,812
Assumed number of B2Gold common shares to be issued to CGA shareholders and option holders (in thousands)	252,045	252,045
Pro forma weighted average number of common shares outstanding for the period – diluted (in thousands)	640,416	596,857

Pro forma adjusted net earnings	$41,479	73,355

Pro forma adjusted basic earnings per share - diluted	$0.06	0.12

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

6.	ADJUSTED STATEMENTS OF OPERATIONS OF CGA

	a)	Six month period ended June 30, 2012

CGA’s unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2012 was constructed by: (i) adding CGA’s audited consolidated statement of operations for the year ended June 30, 2012 and (ii) subtracting the unaudited consolidated statement of operations for the six months ended December 31, 2011.

Certain elements of CGA’s consolidated financial statements have been reclassified to provide a consistent classification format.

			Adjusted
		Six months	six months
	Year ended	ended,	ended
	June 30,	Dec. 31,	June 30,
	2012	2011	2012

Revenue	$187,695	$57,328	$130,367

Cost of sales
Production costs	(130,881)	(49,971)	(80,910)
Depreciation & depletion	(16,974)	(5,892)	(11,082)
	147,855	(55,863)	(91,992)
Gross profit	39,840	1,465	38,375

General & administrative	(3,137)	(1,464)	(1,673)
Share-based payments	(460)	(460)	-
SAG Mill expenses	(6,213)	(2,863)	(3,350)
Foreign exchange losses	(640)	(55)	(585)
Other income & expenses	(8,192)	(1,315)	(6,877)
Operating income (loss)	21,198	(4,692)	25,890

Impairment of investment	(6,870)	-	(6,870)
Share of loss of associates	(3,883)	(2,156)	(1,727)
Interest & financing costs	(3,782)	(1,588)	(2,194)
Derivative losses	(864)	(623)	(241)
Income (loss) before taxes	5,799	(9,059)	14,858

Deferred income tax benefit	189	51	138
Net income (loss) for the period	$5,988	$(9,008)	$14,996

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
June 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

b)	Twelve months ended December 31, 2011

CGA’s unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2011 was constructed by: (i) adding CGA’s audited consolidated statement of operations for the year ended June 30, 2011, (ii) adding CGA’s unaudited consolidated statement of operations for the six months ended December 31, 2011 and (iii) subtracting CGA’s unaudited consolidated statement of operations for the six months ended December 31, 2010.

Certain elements of CGA’s consolidated financial statements have been reclassified to provide a consistent classification format.

				Adjusted
				twelve
		Six months	Six months	months
	Year ended	ended,	ended,	ended
	June 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2011	2011	2010	2011

Revenue	$238,481	$57,328	$120,584	$175,225

Cost of sales
Production costs	(141,959)	(49,971)	(69,039)	(122,891)
Depreciation & depletion	(16,154)	(5,892)	(8,470)	(13,576)
	(158,113)	(55,863)	(77,509)	(136,467)
Gross profit	80,368	1,465	43,075	38,758

General & administrative	(3,624)	(1,464)	(2,131)	(2,957)
Share-based payments	(921)	(460)	-	(1,381)
SAG Mill expenses	-	(2,863)	-	(2,863)
Foreign exchange losses	(352)	(55)	(162)	(245)
Other	(4,945)	(1,315)	(1,794)	(4,466)
Operating income (loss)	70,526	(4,692)	38,988	26,846

Gain on deconsolidation	2,929	-	2,929	-
Share of loss of associates	(3,192)	(2,156)	(613)	(4,735)
Interest & financing costs	(5,042)	(1,588)	(2,182)	(4,448)
Derivative gains (losses)	493	(623)	175	(305)
Income (loss) before taxes	65,714	(9,059)	39,297	17,358

Deferred income tax (expense) benefit	(354)	51	-	(303)
Net income (loss) for the period from continuing operations	65,360	(9,008)	39,297	17,055

Loss from discontinued operations	(278)	-	(278)	-
Net income (loss) for the period	$65,082	$(9,008)	$39,019	$17,055

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